

2022 ANNUAL REPORT

Central Valley Community Bancorp



2022 TO OUR Shareholders

Investing in Relationships and Building Stronger Communities

The year 2022 may be remembered for continuing the ongoing spiral of economic uncertainty, but despite this challenging environment, Central Valley Community Bancorp (Company) ended the year with remarkable overall financial performance.

With assets of $2.42 billion as of December 31, 2022, the Company achieved success across all key objectives, including growth in loans, pristine asset quality and strong earnings. These positive results can be attributed, in part, to our loyal clients, who understand that CVCB is not just their bank, but their partner, regardless of the economic environment.

The Company's financial results reflect the impact of significant interest rate increases throughout 2022, as evidenced by improved earnings and a decrease in value of earning assets on the balance sheet. The resilience of the Company's core deposit base shines, as the industry endures liquidity stress in 2023.

As we reflect on the past year, it is with thanks to our hard-working team whose advocacy and service to clients and communities has been remarkable, especially considering the ever-changing nature of the fiscal landscape. We are also grateful to the clients that joined us in 2022, entrusting us with the honor of advocating for their financial success. We remain steadfast in our commitment to build short- and long-term Company value, including a strong core deposit base, ample liquidity and solid capital position, while continuing to prioritize exceptional client service.

2022 Financial Performance

The Company reported assets as of December 31, 2022, of $2.4 billion. Net income for the year ended December 31, 2022, was $26.6 million. Loan growth was strong, reaching $1.26 billion by year-end 2022, and total deposits remained robust at $2.1 billion

The Board of Directors declared dividends for all four quarters of 2022 totaling $0.48 per share. The Company's cost of average total deposits barely increased to 0.06% for the year ended December 31, 2022, compared to 0.05% for the same period in 2021.

2022 Economic Overview

From record-setting inflation to stock market volatility, interest rate hikes to the persistent threat of recession, 2022 was rife with challenges to be navigated.

Nationally in 2022, the Federal Reserve raised interest rates 7 times totaling 4.25% in an effort to slow the skyrocketing inflation rate which hit 9.1%. Led by the S&P's plummet of 500 points – 19% of its total value – the stock market declined each quarter in 2022, seeing some of its lowest returns since the 1970s.

On a positive note, the nation's unemployment rate fell to a historic low of 3.5% by year-end 2022. And gains in healthcare, leisure, hospitality and construction jobs helped America's workforce recover from the high unemployment of the pandemic.

In California, sales of existing homes dropped more than 40% in November 2022 from the year prior, and median home prices declined. Additionally, Central Valley farmers were notified of reduced water allocations, as the state had received just 76% of its average rainfall by year-end.

However, 2023's precipitation has already improved the outlook for California farmers. In other good news, the pandemic's decline spurred a rebound in the travel and tourism industries, while average wages and family income rose in 2022.

2022 Leadership Transitions

In April 2022, Jeff M. Martin joined the Company as Executive Vice President, Market Executive. Jeff leads CVCB's Northern region, which encompasses Greater Sacramento, San Joaquin, Stanislaus and Merced Counties.

In September 2022, Dawn P. Crusinberry, Senior Vice President, Controller, was appointed as the Company's Interim Executive Vice President, Chief Financial Officer. Shannon R. Avrett was named Executive Vice President, Chief Financial Officer in February 2023, bringing a wealth of expertise, financial acumen and strategic leadership to the executive management team. Dawn Crusinberry will remain with the Company as Executive Vice President through the completion of a smooth transition. She then plans to retire after an exemplary 40-plus year career, 23 years with CVCB.

Founding Director and Director Emeritus since 2016, Sidney (Sid) B. Cox, passed away in August 2022. Sid represented the vision of CVCB's founders through his passion for serving the community and our Company with excellence, and inspiring those around him to do the same. We are forever grateful for his contributions to our Company and the region.

Coming Soon: Banking Centers of the Future

In 2022, CVCB announced its intent to expand further into Sacramento with a new Commercial Banking Center in the Point West area. Scheduled to open later in 2023, the location serves as CVCB's new flagship Banking Center model, designed to elevate the "relationship banking" experience in a comfortable, contemporary and private setting.

Looking ahead, the Company will continue to advance its commitment to exceptional client service and impact by investing in both physical facilities and banking technologies. Plans are currently underway to relocate the Modesto and Visalia Downtown Banking Centers to new, modern facilities in 2023 to better serve the growing business clientele in these communities.

Financial Education Impacts Communities

Investing in communities has been integral to the Company's mission for 43 years, inspiring a long history of service to nonprofits and community organizations. Sharing resources from financial donations to volunteer leadership, the Company's support helps meet a wide range of community needs including financial education, food and housing security, healthcare, regional revitalization and more.

In 2022, the Company invested approximately $230 thousand in financial support to 174 worthy organizations and shared over 2,000 volunteer hours to various groups, exceeding the team's goals for the year.

Providing financial literacy training is one area of impact in which the Company invests, to empower children, young adults and small business entrepreneurs to achieve a successful future. In 2022, team members provided financial literacy to high school students and children's service clubs, both independently and through training partnerships with the Better Business Bureau and EVERFI.

The students, majority from low- to moderate-income families in the Central Valley, learned practical skills to help them manage their financial goals, establish good spending habits and prepare them for adulthood. The team continues to receive positive feedback on the training which will continue into 2023.

Additionally, financial education was provided to small businesses, university student entrepreneurs, startups and minority-owned businesses through our team volunteers as well as SCORE and other regional business workshops. Subjects included the challenges of running a business, navigating funding, securing their operation against cybercrime and preparing themselves for success.

Every year, the Company is honored to impact our communities in this important way, mentoring the next generation, helping to grow businesses, advocating sound practices, recruiting interest in banking careers and, perhaps most important: demonstrating how giving back pays dividends for the future and the community.

2022 Awards & Achievements

From robust financial performance to our talented team, many factors contributed to the recognition earned by the Company in 2022. Among the honors:

- Earning a 5-Star Superior rating from Bauer Financial for all quarters in 2022 based on financial results.

- Being honored by The Business Journal as "Best Business Bank" for the ninth straight year at the 2022 Best of Central Valley Business Awards.

Our 2023 Vision: Reenergized and Recommitted

As the Company emerges from the third consecutive challenging year of economic uncertainty, we are driven by the one value that remains consistent no matter the environment: our commitment to relationships.

The trust placed in CVCB inspires and energizes our team to serve the needs of our clients and communities with even greater attention. We are honored to be our clients' financial advocate and Bank of Choice, especially considering the number of other options available.

That commitment extends to every community the Company is proud to call home. The importance of community banking has never been clearer, and we are proud to fulfill that role with an extraordinary and diverse team that is passionate about exceeding the expectations of every client, every community. All led by a highly capable executive team and strategic plan, balanced by the flexibility to respond to the ever-changing economic landscape.

We close this letter with our deepest thanks for the support of our clients, shareholders and communities. You are the backbone of this Company, the driving force behind its ongoing success, and we are truly grateful.

Sincerely,



James J. Kim
President and CEO,
Central Valley Community Bancorp
Central Valley Community Bank

Daniel J. Doyle
Chairman of the Board,
Central Valley Community Bancorp
Central Valley Community Bank



BOARD OF Directors



Daniel J. Doyle
Chairman of the Board,
Central Valley Community Bancorp
Central Valley Community Bank



Daniel N. Cunningham
Vice Chairman,
Central Valley Community Bancorp
Central Valley Community Bank
Director, Quinn Group, Inc.



Steven D. McDonald
Secretary of the Board,
Central Valley Community Bancorp
Central Valley Community Bank
President, McDonald Properties, Inc.



James J. Kim
President and CEO,
Central Valley Community Bancorp
Central Valley Community Bank



F.T. "Tommy" Elliott, IV
Owner,
Wileman Bros. & Elliott, Inc.
Kaweah Container, Inc.



Robert J. Flautt
Retired Bank Executive



Gary D. Gall
Retired Bank Executive



Andriana D. Majarian
Global Head of
Customer Success,
Agrian by Telus



Louis C. McMurray
President,
Charles McMurray Co.



Karen A. Musson
Marketing and Media,
Gar Bennett, LLC



Dorothea D. Silva
Partner,
BPM, LLP



William S. Smittcamp
President and CEO,
Wawona Frozen Foods



A PROUD HISTORY
A Promising Future

Elevating Community Banking Since 1980

Central Valley Community Bank (CVCB) has an enviable track record of financial strength, security and stability gained over its 43-year history. Today's CVCB is a well-capitalized institution with assets exceeding $2.4 billion as of December 31, 2022. The Company is proud to receive continued industry acclaim and national recognition for its excellent financial performance.

CVCB is distinguished from other financial institutions by its people, dedication to client advocacy, exemplary "relationship banking," strong community support and its mission to exceed expectations. The Company has a passion for providing customized solutions to guide businesses and communities to succeed through its personal approach and full range of business and consumer banking products, lending and digital services that keep pace with the industry.

Full-service Banking Centers are located in 15 communities within California's San Joaquin Valley and Greater Sacramento Region, as well as Commercial Lending, Real Estate, Agribusiness, Private Business Banking and Cash Management Departments. All are under the umbrella of Central Valley Community Bancorp (NASDAQ: CVCY), established in 2000 as the holding company for CVCB.

Guided By Values

Despite CVCB's growth and success, it has remained true to its founding vision and commitment to the core values of teamwork, caring, inclusive, excellence, accountability and integrity. The Company believes that accountable corporate behavior is essential for a community bank, and works hard to contribute to a more equitable, resilient future for clients, team members, shareholders and the communities it serves.

Driven By Our Mission

At its heart, Central Valley Community Bank's Mission Statement has always been about relationships, fostering a culture designed to: "Inspire and empower our team to enrich and invest in every relationship by exceeding expectations." Since opening its doors in 1980, CVCB's competitive advantage has been its people. People who deliver an exceptional service experience at every interaction. People guided by a Mission Statement and Core Values that reflect the timeless ideals upon which CVCB was founded.

Shaped By History

CVCB's history has been written by many hands, but with one vision: to help businesses and communities succeed by exceeding expectations at every opportunity. The Central Valley Community Bank you see today is the product of that history – the embodiment of the vision and values upon which it was established in 1979. The Company opened its doors on January 10, 1980, in the Fresno County city of Clovis, with 12 professional bankers and assets of $2,000,000.

The Company's founders were a diverse group of local business owners (including a few former bankers) who lived in the region and knew first-hand how a true community bank would benefit this unique area.

They envisioned a community bank that would invest in and grow the county's distinctive communities, with Banking Centers that would employ service-driven professional bankers who understood the businesses and needs of their communities. What started in Clovis expanded to the Central Sierra communities of Shaver Lake and Prather, then to Fresno and along the CA Highway 99 corridor to Greater Sacramento in the north and Visalia in the south. The founders' vision had been fulfilled, and continues to be realized in CVCB's daily operations.

Driven By Community Support

As a community bank, CVCB is closely connected with its communities where team members live, work and raise their families and wants them to grow stronger and more successful. To achieve this, CVCB supports a wide variety of community organizations with leadership involvement, financial donations, volunteerism and financial education.

Inspired By The Future

As CVCB reflects on its long history and how its legacy of service and vision has shaped the Company to this day, there is abundant reason to be excited about its future. Guided by the Company's proven leadership and Board of Directors, CVCB's greatest days lie ahead. The Company is honored to share those days with the team members, clients, investors and communities whose support is appreciated and valued.

The Company is regulated by the Federal Deposit Insurance Corporation, Federal Reserve Board, Securities and Exchange Commission, and the California Department of Financial Protection & Innovation.



TRUSTED Leadership

MISSION

Inspire and empower our team to enrich and invest in every relationship by exceeding expectations.

VALUES

Teamwork, Accountability, Excellence, Caring, Integrity and Inclusive

HOLDING COMPANY & BANK OFFICERS

James J. Kim
President and CEO

Patrick A. Luis
Executive Vice President,
Chief Credit Officer

Shannon R. Avrett, CPA
Executive Vice President
Chief Financial Officer

BANK EXECUTIVE MANAGEMENT

Dawn M. Cagle
Executive Vice President,
Chief Human Resources Officer

Jeffrey M. Martin
Executive Vice President,
Market Executive

Teresa Gilio
Executive Vice President,
Chief Administrative Officer

A. Ken Ramos
Executive Vice President,
Market Executive

Blaine C. Lauhon
Executive Vice President,
Chief Banking Officer

INDEPENDENT AUDITORS

Crowe LLP
Sacramento, CA

COUNSEL

Buchalter, A Professional Corporation
Sacramento, CA



CENTRAL VALLEY COMMUNITY BANK **EXECUTIVE MANAGEMENT**

From Left to Right: Patrick A. Luis, Shannon R. Avrett, Dawn M. Cagle, Blaine C. Lauhon, James J. Kim, Teresa Gilio, A. Ken Ramos, and Jeffrey M. Martin

CORPORATE & COMMUNITY
Responsibility

Environmental, Social And Governance (ESG)

At Central Valley Community Bank (CVCB), we believe that accountable corporate behavior is essential for a community bank, and work diligently to ensure a more equitable, resilient future for our clients, team members, shareholders and the communities where we live and operate. For that reason, our executive management team annually reviews and prioritizes the Company's areas of focus, which include: community and charitable giving, responsible lending practices, economic stability, sustainable practices, environmental and social focuses, vendor management and employment practices, among others.

Since 1980, we have supported our clients with a full range of banking and financial services, while supporting initiatives that provide financial education and improve accessibility of financial solutions in our communities, champion our environment and promote transparency, accountability and diversity.

Our governance structure enables us to manage all major aspects of our business through an integrated process of financial, strategic, risk and leadership planning. This structure and process also ensures our compliance with laws and regulations while providing clear lines of authority for decision-making and accountability. Guided by our core values and high ethical standards, we strive to operate with integrity that inspires our clients and community to confidently place their trust in Central Valley Community Bank.

Diversity, Equity And Inclusion (DEI)

Central Valley Community Bank's policy reflects our commitment to maintaining a diverse and inclusive workplace in which all team members are supported, valued for their unique perspectives, skills and experiences and have the opportunity to contribute to the organization's success. This commitment is evident throughout our workplace and our impact on the communities we serve.

For additional information on ESG and DEI statements, visit our website at www.cvcb.com/corporate-responsibility or contact Shannon Avrett, EVP, Chief Financial Officer at (800) 298-1775.

2022 Highlights

COMMUNITY GIVING

$229,057
Invested in partnerships


2,161
2022 Service Hours


$96,855
Underwriting for Food & Housing Insecurity

PROVIDED SUPPORT TO **174** **COMMUNITY ORGANIZATIONS**

ECONOMIC STABILITY

OUTSTANDING CRA RATING
2019 – 2021 Helping Regions of Poverty

192 **SMALL BUSINESS LOANS FOR** **$49 MILLION**

RESPECTABLE  WAGES

SUSTAINABLE PRACTICES


Focus on **ENERGY EFFICIENCY, RECYCLING & EDUCATION**


COMPANY RESOURCE & DROUGHT MANAGEMENT

ENVIRONMENTAL & SOCIAL FOCUSES

CLIMATE CHANGE, DIVERSITY, EQUITY & INCLUSION




TREND Analysis

CENTRAL VALLEY COMMUNITY BANCORP



2018	2019	2020	2021	2022
$21,289	$21,443	$20,347	$28,401	$26,645

Net Income (In Thousands)



2018	2019	2020	2021	2022
$1.54	$1.59	$1.62	$2.31	$2.27

Diluted Earnings Per Share



2018	2019	2020	2021	2022
$912,128	$930,883	$1,055,712	$1,069,653	$1,133,919

Average Total Loans (In Thousands)



2018	2019	2020	2021	2022
$1,333,754	$1,295,780	$1,568,194	$1,974,576	$2,156,092

Average Total Deposits (In Thousands)



2018	2019	2020	2021	2022
10.07%	9.39%	8.85%	11.50%	14.25%

Return on Shareholders' Equity



2018	2019	2020	2021	2022
$1,557,410	$1,574,089	$1,832,987	$2,267,615	$2,439,394

Average Total Assets (In Thousands)



COMPARATIVE STOCK
Price Performance

CENTRAL VALLEY COMMUNITY BANCORP

TOTAL RETURN PERFORMANCE
Index Value



Note: The graph above shows the cumulative total shareholder return on Central Valley Community Bancorp common stock compared to the cumulative total returns for the Russell 2000 Index and the S&P US BMI Banks, measured as of the last trading day of each year shown. The graph assumes an investment of $100 on December 31, 2017 and reinvestment of dividends on the date of payment without commissions. The performance graph represents past performance and should not be considered to be an indication of future stock performance.

In prior years, the Company used the SNL Bank NASDAQ Index as an industry index in the graph above, but due to the discontinuance of this index, the Company began using the S&P US BMI Banks Index in 2022.

Source: S&P Global Market Intelligence
© 2023

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Balance Sheets

December 31, 2022 and 2021 (In thousands, except share amounts)

ASSETS	2022	2021
Cash and due from banks	$ 25,485	$ 29,412
Interest-earning deposits in other banks	5,685	134,055
Total cash and cash equivalents	31,170	163,467
Available-for-sale investment securities	648,825	1,109,208
Held-to-maturity investment securities	305,107	-
Equity securities	6,558	7,416
Loans, less allowance for credit losses of $10,848 at December 31, 2022 and $9,600 at December 31, 2021	1,245,456	1,029,511
Bank premises and equipment, net	7,987	8,380
Bank owned life insurance	40,537	39,553
Federal Home Loan Bank stock	6,169	5,595
Goodwill	53,777	53,777
Core deposit intangibles	68	522
Accrued interest receivable and other assets	76,865	32,710
Total assets	$ 2,422,519	$ 2,450,139
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	$ 1,056,567	$ 963,584
Interest bearing	1,043,082	1,159,213
Total deposits	2,099,649	2,122,797
Short-term borrowings	46,000	-
Senior debt and subordinated debentures	69,599	39,454
Accrued interest payable and other liabilities	32,611	40,043
Total liabilities	2,247,859	2,202,294
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, no par value; 80,000,000 shares authorized; issued and outstanding: 11,735,291 at December 31, 2022 and 11,916,651 at December 31, 2021	61,487	66,820
Retained earnings	194,400	173,393
Accumulated other comprehensive (loss) income, net of tax	(81,227)	7,632
Total shareholders' equity	174,660	247,845
Total liabilities and shareholders' equity	$ 2,422,519	$ 2,450,139

The accompanying notes are an integral part of these consolidated financial statements.

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Statements
of Income

For the Years Ended December 31, 2022, 2021, and 2020 (In thousands, except per share amounts)

	2022	2021	2020
Interest income:			
Interest and fees on loans	$ 55,907	$ 54,077	$ 52,066
Interest on deposits in other banks	391	129	246
Interest and dividends on investment securities:			
Taxable	20,011	14,044	11,740
Exempt from Federal income taxes	6,679	5,606	1,966
Total interest income	82,988	73,856	66,018
Interest expense:			
Interest on deposits	1,197	1,036	1,465
Interest on subordinated debentures and borrowings	2,225	266	130
Total interest expense	3,422	1,302	1,595
Net interest income before provision for credit losses	79,566	72,554	64,423
Provision for (reversal of) credit losses	1,000	(4,300)	3,275
Net interest income after provision for credit losses	78,566	76,854	61,148
Non-interest income:			
Service charges	2,014	1,901	2,071
Appreciation in cash surrender value of bank owned life insurance	985	840	711
Interchange fees	1,847	1,784	1,347
Loan placement fees	899	1,974	2,291
Net realized (losses) gains on sales and calls of investment securities	(1,730)	501	4,252
Federal Home Loan Bank dividends	367	321	323
Other income	672	1,684	2,802
Total non-interest income	5,054	9,005	13,797
Non-interest expenses:			
Salaries and employee benefits	28,917	28,720	28,603
Occupancy and equipment	5,131	4,882	4,626
Regulatory assessments	851	831	490
Data processing expense	2,245	2,394	2,046
Professional services	1,519	1,665	2,398
ATM/Debit card expenses	809	818	819
Information technology	3,344	2,868	2,391
Directors' expenses	282	422	615
Advertising	557	527	663
Internet banking expenses	134	320	650
Amortization of core deposit intangibles	454	661	695
Other expense	4,236	3,734	3,688
Total non-interest expenses	48,479	47,842	47,684
Income before provision for income taxes	35,141	38,017	27,261
Provision for income taxes	8,496	9,616	6,914
Net income	$ 26,645	$ 28,401	$ 20,347
Basic earnings per common share	$ 2.27	$ 2.32	$ 1.62
Diluted earnings per common share	$ 2.27	$ 2.31	$ 1.62
Cash dividends per common share	$ 0.48	$ 0.47	$ 0.44

The accompanying notes are an integral part of these consolidated financial statements.

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Statements
of Comprehensive (Loss) Income

For the Years Ended December 31, 2022, 2021, and 2020 (In thousands)

	2022	2021	2020
Net income	$ 26,645	$ 28,401	$ 20,347
Other Comprehensive (Loss) Income:			
Unrealized (losses) gains on securities:			
Unrealized holdings (losses) gains arising during the period	(129,527)	(9,755)	21,344
Less: reclassification for net losses (gains) included in net income	1,730	(501)	(4,252)
Amortization of net unrealized losses transferred	1,651	-	-
Other comprehensive (loss) income, before tax	(126,146)	(10,256)	17,092
Tax benefit (expense) related to items of other comprehensive income (loss)	37,287	3,032	(5,053)
Total other comprehensive (loss) income	(88,859)	(7,224)	12,039
Comprehensive (loss) income	$ (62,214)	$ 21,177	$ 32,386

The accompanying notes are an integral part of these consolidated financial statements.

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Statements
of Changes In Shareholders' Equity

For the Years Ended December 31, 2022, 2021, and 2020 (In thousands, except share amounts)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss) (Net of Taxes)	Total Shareholders' Equity
	Shares	Amount			
Balance, January 1, 2020	13,052,407	$ 89,379	$ 135,932	$ 2,817	$ 228,128
Net income	-	-	20,347	-	20,347
Other comprehensive income	-	-	-	12,039	12,039
Restricted stock granted, net of forfeitures	13,008	-	-	-	-
Stock issued under employee stock purchase plan	15,764	199	-	-	199
Stock awarded to employees	6,548	141	-	-	141
Stock-based compensation expense	-	470	-	-	470
Cash dividend ($0.44 per common share)	-	-	(5,530)	-	(5,530)
Stock options exercised	43,500	279	-	-	279
Repurchase and retirement of common stock	(621,379)	(11,052)	-	-	(11,052)
Balance, December 31, 2020	12,509,848	79,416	150,749	14,856	245,021
Net income	-	-	28,401	-	28,401
Other comprehensive loss	-	-	-	(7,224)	(7,224)
Restricted stock granted, net of forfeitures	20,720	-	-	-	-
Stock issued under employee stock purchase plan	12,521	204	-	-	204
Stock awarded to employees	10,529	157	-	-	157
Stock-based compensation expense	-	405	-	-	405
Cash dividend ($0.47 per common share)	-	-	(5,757)	-	(5,757)
Stock options exercised	24,265	257	-	-	257
Repurchase and retirement of common stock	(661,232)	(13,619)	-	-	(13,619)
Balance, December 31, 2021	11,916,651	66,820	173,393	7,632	247,845
Net income	-	-	26,645	-	26,645
Other comprehensive loss	-	-	-	(88,859)	(88,859)
Restricted stock granted, net of forfeitures	42,399	-	-	-	-
Stock issued under employee stock purchase plan	13,351	216	-	-	216
Stock awarded to employees	13,446	279	-	-	279
Stock-based compensation expense	-	497	-	-	497
Cash dividend ($0.48 per common share)	-	-	(5,638)	-	(5,638)
Stock options exercised	50,205	489	-	-	489
Repurchase and retirement of common stock	(300,761)	(6,814)	-	-	(6,814)
Balance, December 31, 2022	11,735,291	$ 61,487	$ 194,400	$ (81,227)	$ 174,660

The accompanying notes are an integral part of these consolidated financial statements.

CENTRAL VALLEY COMMUNITY BANCORP AND SUBSIDIARY
Consolidated Statements
of Cash Flows

For the Years Ended December 31, 2022, 2021, and 2020 (In thousands)

	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 26,645	$ 28,401	$ 20,347
Adjustments to reconcile net income to net cash provided by operating activities:			
Net (increase) decrease in deferred loan costs	(422)	3,483	(4,127)
Depreciation	755	897	881
Accretion	(1,520)	(1,404)	(1,326)
Amortization	9,662	8,102	4,622
Stock-based compensation	497	405	470
Provision (reversal) for credit losses	1,000	(4,300)	3,275
Net realized losses (gains) on sales and calls of available-for-sale investment securities	1,730	(501)	(4,252)
Net gain on sale and disposal of equipment	(15)	(8)	(6)
Net change in equity investments	858	218	(162)
Increase in bank owned life insurance, net of expenses	(985)	(840)	(551)
Net gain on bank owned life insurance	-	-	(1,167)
Net increase in accrued interest receivable and other assets	(7,082)	(2,052)	(1,128)
Net (decrease) increase in accrued interest payable and other liabilities	(7,153)	8,989	1,165
Benefit (provision) for deferred income taxes	224	1,465	(1,051)
Net cash provided by operating activities	24,194	42,855	16,990
Cash flows from investing activities:			
Purchases of available-for-sale investment securities	(301,699)	(495,879)	(540,362)
Proceeds from sales or calls of available-for-sale investment securities	252,331	26,222	283,956
Proceeds from maturity and principal repayment of available-for-sale investment securities	67,795	54,822	35,914
Proceeds from principal repayments of held-to-maturity investment securities	1,421	-	-
Net (increase) decrease in loans	(216,523)	60,738	(154,331)
Purchases of premises and equipment	(362)	(1,049)	(1,492)
Purchases of bank owned life insurance	-	(10,000)	(250)
FHLB stock (purchased) redeemed	(574)	-	467
Proceeds from bank owned life insurance	-	-	3,485
Proceeds from sale of premises and equipment	15	9	6
Net cash used in investing activities	(197,596)	(365,137)	(372,607)
Cash flows from financing activities:			
Net (decrease) increase in demand, interest-bearing and savings deposits	(1,041)	399,903	393,308
Net (decrease) increase in time deposits	(22,107)	184	(3,883)
Proceeds from issuance of subordinated debt	-	34,299	-
Proceeds from short-term borrowings from Federal Home Loan Bank	2,452,826	-	-
Repayments of short-term borrowings to Federal Home Loan Bank	(2,406,826)	-	-
Proceeds of issuance of senior debt	30,000	-	-
Purchase and retirement of common stock	(6,814)	(13,619)	(11,052)
Proceeds from stock issued under employee stock purchase plan	216	204	199
Proceeds from exercise of stock options	489	257	279
Cash dividend payments on common stock	(5,638)	(5,757)	(5,530)
Net cash provided by financing activities	41,105	415,471	373,321
(Decrease) increase in cash and cash equivalents	(132,297)	93,189	17,704
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	163,467	70,278	52,574
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 31,170	$ 163,467	$ 70,278
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 2,831	$ 1,166	$ 1,706
Income taxes	$ 8,314	$ 8,155	$ 5,120
Operating cash flows from operating leases	$ 2,221	$ 2,259	$ 2,240
Non-cash investing and financing activities:			
Transfer of securities from held-to-maturity to available-for-sale	$ 332,007	$ -	$ -
Transfer of unrealized loss on securities from available-for-sale to held-to-maturity	$ (25,328)	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Notes to
Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - Central Valley Community Bancorp (the "Company") was incorporated on February 7, 2000 and subsequently obtained approval from the Board of Governors of the Federal Reserve System to be a bank holding company in connection with its acquisition of Central Valley Community Bank (the "Bank"). The Company became the sole shareholder of the Bank on November 15, 2000 in a statutory merger, pursuant to which each outstanding share of the Bank's common stock was exchanged for one share of common stock of the Company.

Service 1st Capital Trust I (the Trust) is a business trust formed by Service 1st for the sole purpose of issuing trust preferred securities. The Company succeeded to all the rights and obligations of Service 1st in connection with the acquisition of Service 1st. The Trust is a wholly-owned subsidiary of the Company.

The Bank operates 19 full service offices throughout California's San Joaquin Valley and Greater Sacramento Region. The Bank's primary source of revenue is providing loans to customers who are predominately small and middle-market businesses and individuals.

The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. Depositors' accounts at an insured depository institution, including all non-interest bearing transactions accounts, will be insured by the FDIC up to the standard maximum deposit insurance amount of $250,000 for each deposit insurance ownership category.

The accounting and reporting policies of the Company and the Bank conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Management has determined that because all of the banking products and services offered by the Company are available in each branch of the Bank, all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment. No customer accounts for more than 10 percent of revenues for the Company or the Bank.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and the consolidated accounts of its wholly-owned subsidiary, the Bank. Intercompany transactions and balances are eliminated in consolidation.

For financial reporting purposes, Service 1st Capital Trust I, is a wholly-owned subsidiary acquired in the merger of Service 1st Bancorp and formed for the exclusive purpose of issuing trust preferred securities. The Company is not considered the primary beneficiary of this trust (variable interest entity), therefore the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability on the Company's consolidated financial statements. The Company's investment in the common stock of the Trust is included in accrued interest receivable and other assets on the consolidated balance sheet.

Use of Estimates - The preparation of these financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, management evaluates the estimates used. Estimates are based upon historical experience, current economic conditions and other factors that management considers reasonable under the circumstances.

These estimates result in judgments regarding the carrying values of assets and liabilities when these values are not readily available from other sources, as well as assessing and identifying the accounting treatments of contingencies and commitments. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, cash, due from banks with maturities less than 90 days, interest-earning deposits in other banks, and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold and purchased for one-day periods. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other banks, and Federal funds purchased.

Investment Securities - Investments are classified into the following categories:

• Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.

• Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value in the period which the transfer occurs.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. Premiums and discounts on securities are amortized or accreted on the level yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

An investment security is impaired when its carrying value is greater than its fair value. Investment securities that are impaired are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether such a decline in their fair value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospect for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, and management does not intend to sell the security or it is more likely than not that the Company will not be required to sell the security before recovery, for debt securities, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income. If management intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Loans - All loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at principal balances outstanding net of deferred loan fees and costs, and the allowance for credit losses. Interest is accrued daily based upon outstanding loan principal balances. However, when a loan becomes impaired and the future collectability of interest and principal is in serious doubt, the loan is placed on nonaccrual status and the accrual of interest income is suspended. Any loan delinquent 90 days or more is automatically placed on nonaccrual status. Any interest accrued but unpaid is charged against income. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectability of principal is not in doubt, are applied first to principal until fully collected and then to interest.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 90 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan placed on non-accrual status may be restored to accrual status when principal and interest are no longer past due and unpaid, or the loan otherwise becomes both well secured and in the process of collection. When a loan is brought current, the Company must also have reasonable assurance that the obligor has the ability to meet all contractual obligations in the future, that the loan will be repaid within a reasonable period of time, and that a minimum of six months of satisfactory repayment performance has occurred.

Substantially all loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, and amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Acquired loans and Leases - Loans and leases acquired through purchase or through a business combination are recorded at their fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan and lease losses is not recorded at the acquisition date. Should the Company's allowance for credit losses methodology indicate that the credit discount associated with acquired, non-purchased credit impaired loans, is no longer sufficient to cover probable losses inherent in those loans, the Company will establish an allowance for those loans through a charge to provision for credit losses.

Notes to
Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

At the time of an acquisition, we evaluate loans to determine if they are purchase credit impaired loans. Purchased credit impaired loans are those acquired loans with evidence of credit deterioration for which collection of all contractual payments was not considered probable at the date of acquisition. This determination is made by considering past due and/or nonaccrual status, prior designation of a troubled debt restructuring, or other factors that may suggest we will not be able to collect all contractual payments. Purchased credit impaired loans are initially recorded at fair value with the difference between fair value and estimated future cash flows accreted over the expected cash flow period as income only to the extent we can reasonably estimate the timing and amount of future cash flows. In this case, these loans would be classified as accruing. In the event we are unable to reasonably estimate the timing and amount of future cash flows, or if the loan is acquired primarily for the rewards of ownership of the underlying collateral, the loan is classified as non-accrual. An acquired loan previously classified by the seller as a troubled debt restructuring is no longer classified as such at the date of acquisition. Past due status is reported based on contractual payment status.

All loans not otherwise classified as purchase credit impaired are recorded at fair value with the discount to contractual value accreted over the life of the loan.

Allowance for Credit Losses - The allowance for credit losses (the "allowance") is a valuation allowance for probable incurred credit losses in the Company's loan portfolio. The allowance is established through a provision for credit losses which is charged to expense. Additions to the allowance are made to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged off amounts is recorded as a recovery to the allowance. The overall allowance consists of two primary components, specific reserves related to impaired loans and general reserves for inherent losses related to loans that are not impaired.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the original agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Loans determined to be impaired are individually evaluated for impairment. When a loan is impaired, the Company measures impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, it may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is collateral dependent if the repayment of the loan is expected to come solely from the sale or operation of underlying collateral.

A restructuring of a debt constitutes a troubled debt restructuring (TDR) if the Company for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider. Restructured workout loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above.

When determining the allowance for loan losses on acquired loans, we bifurcate the allowance between legacy loans and acquired loans. Loans remain designated as acquired until either (i) loan is renewed or (ii) loan is substantially modified whereby modification results in a new loan. When determining the allowance on acquired loans, the Company estimates probable incurred credit losses as compared to the Company's recorded investment, with the recorded investment being net of any unaccreted discounts from the acquisition.

The determination of the general reserve for loans that are not impaired is based on estimates made by management, including but not limited to, consideration of a simple average of historical losses by portfolio segment (and in certain cases peer loss data) over the most recent 56 quarters, and qualitative factors including economic trends in the Company's service areas, industry experience and trends, industry and geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole.

The Company segregates the allowance by portfolio segment. These portfolio segments include commercial, real estate, and consumer loans. The relative significance of risk considerations vary by portfolio segment. For commercial and real estate loans, the primary risk consideration is a borrower's ability to generate sufficient cash flows to repay their loan. Secondary considerations include the creditworthiness of guarantors and the valuation of collateral. In addition to the creditworthiness of a borrower, the type and location of real estate collateral is an important risk factor for real estate loans. The primary risk considerations for consumer loans are a borrower's personal cash flow and liquidity, as well as collateral value. The allowance for credit losses attributable to each portfolio segment, which includes both impaired loans and loans that are not impaired, is combined to determine the Company's overall allowance, which is included on the consolidated balance sheet.

Commercial:

Commercial and industrial - Commercial and industrial loans are generally underwritten to existing cash flows of operating businesses. Additionally, economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Past due payments may indicate the borrower's capacity to repay their obligations may be deteriorating.

Agricultural production - Loans secured by crop production and livestock are especially vulnerable to two risk factors that are largely outside the control of Company and borrowers: commodity prices and weather conditions.

Real Estate:

Owner-occupied commercial real estate - Real estate collateral secured by commercial or professional properties with repayment arising from the owner's business cash flows. To meet this classification, the owner's operation must occupy no less than 50% of the real estate held. Financial profitability and capacity to meet the cyclical nature of the industry and related real estate market over a significant timeframe is essential.

Real estate construction and other land loans - Land and construction loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified costs and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Agricultural real estate - Agricultural loans secured by real estate generally possess a higher inherent risk of loss caused by changes in concentration of permanent plantings, government subsidies, and the value of the U.S. dollar affecting the export of commodities.

Investor commercial real estate - Investor commercial real estate loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flows to service debt obligations.

Other real estate - Primarily loans secured by agricultural real estate for development and production of permanent plantings that have not reached maximum yields. Real estate loans where agricultural vertical integration exists in packing and shipping of commodities and risk is primarily based on the liquidity of the borrower to sustain payment during the development period.

Consumer:

Equity loans and lines of credit - The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends may indicate that the borrowers' capacity to repay their obligations may be deteriorating.

Installment and other consumer loans - An installment loan portfolio is usually comprised of a large number of small loans scheduled to be amortized over a specific period. Most installment loans are made directly for consumer purchases. Other

Notes to
Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

consumer loans include other open ended unsecured consumer loans. Open ended unsecured loans generally have a higher rate of default than all other portfolio segments and are also impacted by weak economic conditions and trends. Open ended unsecured loans in homogeneous loan portfolio segments are not evaluated for specific impairment.

Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Company's primary regulators, the FDIC and California Department of Business Oversight, as an integral part of their examination process, review the adequacy of the allowance. These regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

Risk Rating - The Company assigns a risk rating to all loans, and periodically performs detailed reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. The most recent review of risk rating was completed in December 2022. These risk ratings are also subject to examination by independent specialists engaged by the Company, and the Company's regulators. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into five major categories, defined as follows:

Pass - A pass loan is a strong credit with no existing or known potential weaknesses deserving of management's close attention.

Special Mention - A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company's credit position at some future date. Special Mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard - A substandard loan is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well-defined weaknesses include a project's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, or the project's failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors, which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans. Doubtful classification is considered temporary and short term.

Loss - Loans classified as loss are considered uncollectible and charged off immediately.

The general reserve component of the allowance for credit losses also consists of reserve factors that are based on management's assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors including economic trends in the Company's service areas, industry experience and trends, industry and geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole. Inherent credit risk and qualitative reserve factors are inherently subjective and are driven by the repayment risk associated with each class of loans.

Bank Premises and Equipment - Land is carried at cost. Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the

related assets. The useful lives of Bank premises are estimated to be between 20 and 40 years. The useful lives of improvements to Bank premises, furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

The Bank evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Federal Home Loan Bank (FHLB) Stock - The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Investments in Low Income Housing Tax Credit Funds - The Bank has invested in limited partnerships that were formed to develop and operate affordable housing projects for low or moderate income tenants throughout California. Our ownership in each limited partnership is less than two percent. In accordance with ASU No. 2014-01, *Investments—Equity Method and Joint Ventures* (Topic 323), we elected to account for the investments in qualified affordable housing tax credit funds using the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received and the net investment performance is recognized as part of income tax expense (benefit). Each of the partnerships must meet the regulatory minimum requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credit may be denied for any period in which the project is not in compliance and a portion of the credit previously taken is subject to recapture with interest. The Company's investment in Low Income Housing Tax Credit ("LIHTC") partnerships is reported in other assets on the consolidated balance sheet.

Other Real Estate Owned - Other real estate owned (OREO) is comprised of property acquired through foreclosure proceedings or acceptance of deeds-in-lieu of foreclosure. Losses recognized at the time of acquiring property in full or partial satisfaction of debt are charged against the allowance for credit losses. OREO, when acquired, is initially recorded at fair value less estimated disposition costs, establishing a new cost basis. Fair value of OREO is generally based on an independent appraisal of the property. Subsequent to initial measurement, OREO is carried at the lower of the recorded investment or fair value less disposition costs. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Revenues and expenses associated with OREO are reported as a component of noninterest expense when incurred.

Foreclosed Assets - Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through operations. Operating costs after acquisition are expensed. Gains and losses on disposition are included in noninterest expense. There was no carrying value for foreclosed assets at December 31, 2022 and at December 31, 2021.

Bank Owned Life Insurance - The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Business Combinations - The Company accounts for acquisitions of businesses using the acquisition method of accounting. Under the acquisition method, assets and liabilities assumed are recorded at their estimated fair values at the date of acquisition. Management utilizes various valuation techniques included discounted cash flow analyses to determine these fair values. Any excess of the purchase price over amounts allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed is recorded as goodwill.

Goodwill - Business combinations involving the Bank's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the net fair value of assets, including identified intangible assets, acquired and liabilities assumed in the

Notes to
Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

transactions accounted for under the acquisition method of accounting. The value of goodwill is ultimately derived from the Bank's ability to generate net earnings after the acquisitions. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

The Company has selected September 30 as the date to perform the annual impairment test. Management assessed qualitative factors including performance trends and noted no factors indicating goodwill impairment. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. No such events or circumstances arose during the fourth quarter of 2022, so goodwill was not required to be retested. Goodwill is the only intangible asset with an indefinite life on the balance sheet.

Intangible Assets - The intangible assets at December 31, 2022 represent the estimated fair value of the core deposit relationships acquired in business combinations. Core deposit intangibles are being amortized using the straight-line method over an estimated life of five to ten years from the date of acquisition. Management evaluates the remaining useful lives quarterly to determine whether events or circumstances warrant a revision to the remaining periods of amortization. Based on the evaluation, no changes to the remaining useful lives was required. Management performed an annual impairment test on core deposit intangibles as of September 30, 2022 and determined no impairment was necessary. Core deposit intangibles are also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. No such events or circumstances arose during the fourth quarter of 2022, so core deposit intangibles were not required to be retested.

Loan Commitments and Related Financial Instruments - Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes - The Company files its income taxes on a consolidated basis with the Bank. The allocation of income tax expense represents each entity's proportionate share of the consolidated provision for income taxes.

Income tax expense represents the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.

Accounting for Uncertainty in Income Taxes - The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income.

Retirement Plans - Employee 401(k) plan expense is the amount of employer matching contributions. Profit sharing plan expense is the amount of employer contributions. Contributions to the profit sharing plan are determined at the discretion of the Board of Directors. Deferred compensation and supplemental retirement plan expense is allocated over years of service.

Earnings Per Common Share - Basic earnings per common share (EPS), which excludes dilution, is computed by dividing income available to common shareholders (net income after deducting dividends, if any, on preferred stock and accretion of

discount) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options or warrants, result in the issuance of common stock which shares in the earnings of the Company. All data with respect to computing earnings per share is retroactively adjusted to reflect stock dividends and splits and the treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS.

Comprehensive Income - Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Restrictions on Cash - Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Share-Based Compensation - Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes-Merton model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Additionally, the compensation expense for the Company's employee stock ownership plan is based on the market price of the shares as they are committed to be released to participant accounts. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Dividend Restriction - Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Fair Value of Financial Instruments - Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in *Note 2*. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Recently Issued Accounting Standards:

FASB Accounting Standards Update (ASU) 2016-13 - *Measurement of Credit Losses on Financial Instruments (Subtopic 326): Financial Instruments—Credit Losses,* commonly referred to as "CECL," was issued June 2016. The provisions of the update eliminate the probable initial recognition threshold under current GAAP which requires reserves to be based on an incurred loss methodology. Under CECL, reserves required for financial assets measured at amortized cost will reflect an organization's estimate of all expected credit losses over the contractual term of the financial asset and thereby require the use of reasonable and supportable forecasts to estimate future credit losses. Because CECL encompasses all financial assets carried at amortized cost, the requirement that reserves be established based on an organization's reasonable and supportable estimate of expected credit losses extends to held to maturity ("HTM") debt securities. Under the provisions of the update, credit losses recognized on available for sale ("AFS") debt securities will be presented as an allowance as opposed to a write-down. In addition, CECL will modify the accounting for purchased loans, with credit deterioration since origination, so that reserves are established at the date of acquisition for purchased loans. Under current GAAP a purchased loan's contractual balance is adjusted to fair value through a credit discount and no reserve is recorded on the purchased loan upon acquisition. Since under CECL, reserves will be established for purchased loans at the time of acquisition, the accounting for purchased loans is made more comparable to the accounting for originated loans. Finally, increased disclosure requirements under CECL require organizations to present the currently required credit quality disclosures disaggregated by the year of origination or vintage. The FASB expects that the evaluation of underwriting standards and credit quality trends by financial statement users will be enhanced with the additional vintage disclosures. On August 15, 2019, the FASB issued a proposed Accounting Standards Update (ASU), "Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815),

Notes to
Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and Leases (Topic 842): Effective Dates," that would provide private entities and certain small public companies additional time to implement the standards of CECL, leases, and hedging. The final ASU extends the effective date for SEC filers, such as the Company, that are classified as smaller reporting companies to January 1, 2023.

The Company has formed an internal task force that is responsible for oversight of the Company's implementation strategy for compliance with provisions of the new standard. The Company has also established a project management governance process to manage the implementation across affected disciplines. An external provider specializing in community bank loss driver and CECL reserving model design as well as other related consulting services has been retained, and we continue to evaluate CECL modeling factors. As part of this process, the Company has determined potential loan pool segmentation and sub-segmentation under CECL, as well as evaluated the key economic loss drivers for each segment. Further, the Company has begun developing internal controls around the CECL process, data, calculations and implementation. The Company has generated and continues to evaluate model scenarios under CECL in tandem with its current reserving processes for interim and annual reporting periods during 2022 due to the fact the Company elected to delay implementation of the CECL process as allowed by FASB. While the Company is currently unable to reasonably estimate the impact of adopting this new guidance, management expects the impact of adoption will be significantly influenced by the composition and quality of the Company's loan and held-to-maturity investment portfolios, as well as the economic conditions as of the date of adoption. The Company also anticipates changes to the processes and procedures for calculating the allowance for credit losses, and an additional allowance for held-to-maturity investments. The Company's evaluation is nearing completion, however we continue to review the full impact and the changes to internal controls required.

FASB Accounting Standards Update (ASU) 2020-04 - *Reference Rate Reform (Subtopic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,* was issued March 2020. This ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions that reference LIBOR or other reference rates expected to be discontinued because of reference rate reform. The ASU is effective for all entities as of March 12, 2020 through December 31, 2022. The Company is in the process of evaluating the provisions of this ASU and its effects on our consolidated financial statements. The Company believes the adoption of this guidance on activities subsequent to December 31, 2022 will not have a material impact on the consolidated financial statements.

FASB Accounting Standards Update (ASU) 2022-02 - *Financial Instruments-Credit Losses (Subtopic 326). Troubled Debt Restructurings and Vintage Disclosures,* was issued March 2022. The amendments in this update eliminate the accounting guidance for troubled debt restructurings ("TDRs") by creditors in Subtopic 310-40, Receivables-Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance in paragraphs 310-20-35-9 through 35-11 to determine whether a modification results in a new loan or a continuation of an existing loan. Additionally, for public business entities, the amendments in this Update require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost in the vintage disclosures required by paragraph 326-20-50-6. The guidance is effective for the Corporation upon the adoption of ASU 2016-13, January 1, 2023. The Company is currently assessing the impact of ASU 2022-02 on its disclosures and control structure; however, the Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

In April 2020, various regulatory agencies, including the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation, ("the agencies") issued a revised interagency statement encouraging financial institutions to work with customers affected by COVID-19 and providing additional information regarding loan modifications. The revised interagency statement clarifies the interaction between the interagency statement issued on March 22, 2020 and the temporary relief provided by Section 4013 of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. Section 4013 allows financial institutions to suspend the requirements to classify certain loan modifications as troubled debt restructurings ("TDRs"). The revised statement also provides supervisory interpretations on past due and nonaccrual regulatory reporting of loan modification programs and regulatory capital. This interagency guidance is expected to reduce

the number of TDRs that will be reported in future periods; however, the amount is indeterminable and will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

2.   FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 - Quoted market prices (unadjusted) for identical instruments traded in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, we report the transfer at the beginning of the reporting period.

The estimated carrying and fair values of the Company's financial instruments are as follows (in thousands):

		December 31, 2022			
	Carrying Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 25,485	$ 25,485	$ -	$ -	$ 25,485
Interest-earning deposits in other banks	5,685	5,685	-	-	5,685
Available-for-sale investment securities	648,825	-	648,825	-	648,825
Held-to-maturity investment securities	305,107	-	271,249	-	271,249
Equity securities	6,558	6,558	-	-	6,558
Loans, net	1,245,456	-	-	1,113,849	1,113,849
Federal Home Loan Bank stock	6,169	N/A	N/A	N/A	N/A
Accrued interest receivable	10,547	-	6,035	4,512	10,547
Financial liabilities:					
Deposits	2,099,649	2,034,928	67,047	-	2,101,975
Short-term borrowings	46,000	-	46,000	-	46,000
Senior debt and subordinated debentures	69,599	-	-	62,504	62,504
Accrued interest payable	794	-	83	711	794

2.   FAIR VALUE MEASUREMENTS (Continued)

	Carrying Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 29,412	$ 29,412	$ -	$ -	$ 29,412
Interest-earning deposits in other banks	134,055	134,055	-	-	134,055
Available-for-sale investment securities	1,109,208	-	1,109,208	-	1,109,208
Equity securities	7,416	7,416	-	-	7,416
Loans, net	1,029,511	-	-	1,015,052	1,015,052
Federal Home Loan Bank stock	5,595	N/A	N/A	N/A	N/A
Accrued interest receivable	9,395	7	6,076	3,312	9,395
Financial liabilities:					
Deposits	2,122,797	2,010,407	89,923	-	2,100,330
Senior debt and subordinated debentures	39,454	-	-	39,463	39,463
Accrued interest payable	202	-	30	172	202

December 31, 2021

These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The methods and assumptions used to estimate fair values are described as follows:

(a) Cash and Cash Equivalents - The carrying amounts of cash and due from banks, interest-earning deposits in other banks, and Federal funds sold approximate fair values and are classified as Level 1.

(b) Investment Securities - Investment securities in Level 1 are mutual funds and fair values are based on quoted market prices for identical instruments traded in active markets. Fair values for investment securities classified in Level 2 are based on quoted market prices for similar securities in active markets. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators.

(c) Loans - Fair values of loans are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Purchased credit impaired (PCI) loans are measured at estimated fair value on the date of acquisition. Carrying value is calculated as the present value of expected cash flows and approximates fair value and included in Level 3. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are initially valued at the lower of cost or fair value. Impaired loans carried at fair value generally receive specific allocations of the allowance for credit losses. For collateral dependent real estate loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data

available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly. The estimated fair values of financial instruments disclosed above follow the guidance in ASU 2016-01 which prescribes an "exit price" approach in estimating and disclosing fair value of financial instruments incorporating discounts for credit, liquidity, and marketability factors.

(d) FHLB Stock - It is not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability.

(e) Deposits - Fair value of demand deposit, savings, and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. Fair value for fixed and variable rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at each reporting date by the Company for certificates with similar remaining maturities resulting in a Level 2 classification.

(f) Short-Term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings, generally maturing within ninety days, approximate their fair values resulting in a Level 2 classification.

(g) Subordinated Debentures and Senior Debt - The fair values of the Company's Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

(h) Accrued Interest Receivable/Payable - The fair value of accrued interest receivable and payable is based on the fair value hierarchy of the related asset or liability.

(i) Off-Balance Sheet Instruments - Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of commitments is not material.

Assets Recorded at Fair Value

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2022 and 2021:

Notes to
Consolidated Financial Statements

2. FAIR VALUE MEASUREMENTS (Continued)

Recurring Basis

The Company is required or permitted to record the following assets at fair value on a recurring basis under other accounting pronouncements (in thousands):

	Fair Value	Level 1	Level 2	Level 3
		Fair Value Measurements Using		
December 31, 2022				
Available-for-sale investment securities				
Debt Securities:				
U.S. Treasury securities	$ 8,707	$ -	$ 8,707	$ -
U.S. Government agencies	98	-	98	-
Obligations of states and political subdivisions	174,985	-	174,985	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	109,493	-	109,493	-
Private label mortgage and asset backed securities	355,542	-	355,542	-
Equity Securities	6,558	6,558	-	-
Total assets measured at fair value on a recurring basis	$ 655,383	$ 6,558	$ 648,825	$ -

	Fair Value	Level 1	Level 2	Level 3
		Fair Value Measurements Using		
December 31, 2021				
Available-for-sale securities				
Debt Securities:				
U.S. Treasury securities	$ 9,925	$ -	$ 9,925	$ -
U.S. Government agencies	379	-	379	-
Obligations of states and political subdivisions	526,467	-	526,467	-
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	214,439	-	214,439	-
Private label residential mortgage and asset backed securities	313,220	-	313,220	-
Corporate debt securities	44,778	-	44,778	-
Equity Securities	7,416	7,416	-	-
Total assets measured at fair value on a recurring basis	$1,116,624	$ 7,416	$1,109,208	$ -

Securities in Level 1 are mutual funds and fair values are based on quoted market prices for identical instruments traded in active markets. Fair values for available-for-sale investment securities in Level 2 are based on quoted market prices for similar securities in active markets. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators.

Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings. During the years ended December 31, 2022 and 2021, no transfers between levels occurred.

There were no Level 3 assets measured at fair value on a recurring basis at December 31, 2022 or December 31, 2021. Also there were no liabilities measured at fair value on a recurring basis at December 31, 2022 or December 31, 2021.

Non-recurring Basis

The Company may be required, from time to time, to measure certain assets and liabilities at fair value on a non-recurring basis. These include the following assets and liabilities that are measured at the lower of cost or fair value that were recognized at fair value which was below cost at December 31, 2022 and 2021. As of December 31, 2022, there were no impaired loans measured for impairment using the fair value. Those measured at December 31, 2021 were (in thousands):

	Fair Value	Level 1	Level 2	Level 3
December 31, 2021				
Real estate:				
Real estate-construction and other land loans	$ 262	$ -	$ -	$ 262
Total assets measured at fair value on a non-recurring basis	$ 262	$ -	$ -	$ 262

At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Impaired loans carried at fair value generally receive specific allocations of the allowance for credit losses. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. The fair value of impaired loans is based on the fair value of the collateral. Impaired loans were determined to be collateral dependent and categorized as Level 3 due to ongoing real estate market conditions resulting in inactive market data, which in turn required the use of unobservable inputs and assumptions in fair value measurements. Impaired loans evaluated under the discounted cash flow method are excluded from the table above. The discounted cash flow method as prescribed by ASC 310 is not a fair value measurement since the discount rate utilized is the loan's effective interest rate which is not a market rate. There were no changes in valuation techniques used during the year ended December 31, 2022.

Appraisals for collateral-dependent impaired loans are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value is compared with independent data sources such as recent market data or industry-wide statistics.

There were no impaired loans that were measured for impairment using the fair value of the collateral for collateral dependent loans at December 31, 2022. Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans had a principal balance of $292,000 with a valuation allowance of $30,000 at December 31, 2021, and a resulting fair value of $262,000. The valuation allowance represents specific allocations for the allowance for credit losses for impaired loans.

During the year ended December 31, 2022 the specific allocation of the allowance for credit losses related to loans carried at fair value was zero, compared to $30,000 during the year ended December 31, 2021. There were no net charge-offs related to loans carried at fair value at December 31, 2022 and 2021.

3. INVESTMENT SECURITIES

The following tables summarize the amortized cost and fair value of securities available-for-sale and securities held-for-maturity at December 31, 2022 and 2021 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive (loss) income and gross unrecognized gains and losses:

3. **INVESTMENT SECURITIES** (Continued)

| | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale Securities				
Debt Securities:				
U.S. Treasury securities	$ 9,990	$ -	$ (1,283)	$ 8,707
U.S. Government agencies	107	-	(9)	98
Obligations of states and political subdivisions	201,638	-	(26,653)	174,985
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	117,292	4	(7,803)	109,493
Private label mortgage and asset backed securities	411,441	14	(55,913)	355,542
	$ 740,468	$ 18	$ (91,661)	$ 648,825

| | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to Maturity				
Debt Securities:				
Obligations of states and political subdivisions	$ 192,004	$ 67	$ (23,166)	$ 168,905
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	10,430	-	(1,762)	8,668
Private label mortgage and asset backed securities	56,691	-	(5,931)	50,760
Corporate debt securities	45,982	-	(3,066)	42,916
	$ 305,107	$ 67	$ (33,925)	$ 271,249

| | December 31, 2021 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale Securities				
Debt Securities:				
U.S. Treasury securities	$ 9,988	$ -	$ (63)	$ 9,925
U.S. Government agencies	373	6	-	379
Obligations of states and political subdivisions	512,952	16,703	(3,188)	526,467
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	213,471	2,245	(1,277)	214,439
Private label mortgage and asset backed securities	317,089	824	(4,693)	313,220
Corporate debt securities	44,500	595	(317)	44,778
	$ 1,098,373	$ 20,373	$ (9,538)	$ 1,109,208

Proceeds and gross realized (losses)/gains on investment securities for the years ended December 31, 2022, 2021, and 2020 are shown below (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Available-for-Sale Securities			
Proceeds from sales or calls	$ 252,331	$ 26,222	$ 283,956
Gross realized gains from sales or calls	$ 5,235	$ 580	$ 7,123
Gross realized losses from sales or calls	$ (6,965)	$ (79)	$ (2,871)

During the second quarter of 2022, the Company re-designated certain securities previously classified as available-for-sale to the held-to-maturity classification. The securities re-designated consisted of obligations of states and political subdivision securities, U.S. Government sponsored entity and agency securities collateralized by residential mortgage obligations, private label mortgage and asset backed securities, and corporate debt securities with a total carrying value of $306.7 million at April 1, 2022. At the time of re-designation, the securities included $25.3 million of pretax unrealized losses in other comprehensive income; which is being amortized over the remaining life of the securities in a manner consistent with the amortization of a premium or discount.

As market interest rates or risks associated with an available-for-sale security's issuer continue to change and impact the actual or perceived values of investment securities, the Company may determine that selling these securities and using proceeds to purchase securities that fit with the Company's current risk profile is appropriate and beneficial to the Company.

Losses recognized in 2022, 2021, and 2020 were incurred in order to reposition the investment securities portfolio based on the current rate environment. The securities sold at a loss were acquired when the rate environment was not as volatile. The securities sold were primarily purchased to serve a purpose in the rate environment in which the securities were purchased. The Company addressed risks in the security portfolio by selling these securities and using the proceeds to purchase securities that fall within the Company's current risk profile.

The provision for income taxes includes $(511,000), $148,000, and $1,257,000 income (benefit)/tax impact from the reclassification of unrealized net (losses)/gains on available-for-sale securities to realized net (losses)/gains on available-for-sale securities for the years ended December 31, 2022, 2021, and 2020, respectively.

Investment securities with unrealized losses at December 31, 2022 and 2021 are summarized and classified according to the duration of the loss period as follows (in thousands):

| | December 31, 2022 | | | | | |
| | Less than 12 Months | | 12 Months or More | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities						
Debt Securities:						
U.S. Treasury securities	$ -	$ -	$ 8,707	$ (1,283)	$ 8,707	$ (1,283)
U.S. Government agencies	-	-	98	(9)	98	(9)
Obligations of states and political subdivisions	90,808	(12,208)	84,177	(14,445)	174,985	(26,653)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	20,825	(1,058)	88,520	(6,745)	109,345	(7,803)
Private label residential mortgage and asset backed securities	126,284	(14,529)	229,152	(41,384)	355,436	(55,913)
	$ 237,917	$ (27,795)	$ 410,654	$ (63,866)	$ 648,571	$ (91,661)

Notes to
Consolidated Financial Statements

3. INVESTMENT SECURITIES (Continued)

	December 31, 2022					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-Maturity Securities						
Debt Securities:						
Obligations of states and political subdivisions	$ 48,311	$ (5,505)	$ 118,026	$ (17,661)	$ 166,337	$ (23,166)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	8,668	(1,762)	8,668	(1,762)
Private label residential mortgage and asset backed securities	19,393	(1,916)	31,367	(4,015)	50,760	(5,931)
Corporate debt securities	23,997	(1,561)	18,919	(1,505)	42,916	(3,066)
	$ 91,701	$ (8,982)	$ 176,980	$ (24,943)	$ 268,681	$ (33,925)

	December 31, 2021					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities						
Debt Securities:						
U.S. Treasury securities	$ 9,925	$ (63)	$ -	$ -	$ 9,925	$ (63)
Obligations of states and political subdivisions	143,336	(2,896)	6,336	(292)	149,672	(3,188)
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	91,385	(905)	40,365	(372)	131,750	(1,277)
Private label residential mortgage backed securities	230,987	(3,661)	28,908	(1,032)	259,895	(4,693)
Corporate debt securities	21,183	(317)	-	-	21,183	(317)
	$ 496,816	$ (7,842)	$ 75,609	$ (1,696)	$ 572,425	$ (9,538)

The Company periodically evaluates each investment security for other-than-temporary impairment, relying primarily on industry analyst reports, observation of market conditions and interest rate fluctuations. The portion of the impairment that is attributable to a shortage in the present value of expected future cash flows relative to the amortized cost should be recorded as a current period charge to earnings. The discount rate in this analysis is the original yield expected at time of purchase.

As of December 31, 2022, the Company performed an analysis of the investment portfolio to determine whether any of the investments held in the portfolio had an other-than-temporary impairment (OTTI). The Company evaluated all individual available-for-sale investment securities with an unrealized loss at December 31, 2022 and identified those that had an unrealized loss for at least a consecutive 12 month period, which had an unrealized loss at December 31, 2022 greater than 10% of the recorded book value on that date, or which had an unrealized loss of more than $250,000. The Company also analyzed any securities that may have been downgraded by credit rating agencies.

For those bonds that met the evaluation criteria, management obtained and reviewed the most recently published national credit ratings for those bonds. There were no OTTI losses recorded during the twelve months ended December 31, 2022, 2021, or 2020.

U.S. Treasury Securities - At December 31, 2022, the Company held one U.S. Treasury security which was in a loss position for more than 12 months. The unrealized losses on the Company's investments in U.S. Treasury securities were caused by interest rate changes. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell, and it is more likely than not that it will not be required to sell those

investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2022.

U.S. Government Agencies - At December 31, 2022, the Company held one U.S. Government agency security which was in a loss position for more than 12 months. The unrealized losses on the Company's investments in U.S. Government agency securities were caused by interest rate changes. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell, and it is more likely than not that it will not be required to sell those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2022.

Obligations of States and Political Subdivisions - At December 31, 2022, the Company held 43 obligations of states and political subdivision securities of which 25 were in a loss position for less than 12 months, and 18 have been in a loss position for more than 12 months. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell and it is more likely than not that it will not be required to sell those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2022.

U.S. Government Sponsored Entities and Agencies Collateralized by Residential Mortgage Obligations - At December 31, 2022, the Company held 66 U.S. Government sponsored entity and agency securities collateralized by residential mortgage obligation securities of which 40 were in a loss position for less than 12 months and 26 have been in a loss position for more than 12 months. The unrealized losses on the Company's investments in U.S. Government sponsored entity and agencies collateralized by residential mortgage obligations were caused by interest rate changes. The contractual cash flows of those investments are guaranteed or supported by an agency or sponsored entity of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell, and it is more likely than not that it will not be required to sell those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2022.

Private Label Mortgage and Asset Backed Securities - At December 31, 2022, the Company had a total of 82 Private Label Mortgage and Asset Backed Securities (PLMBS). 27 of these securities were in a loss position for less than 12 months and 55 have been in a loss position for more than 12 months at December 31, 2022. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell, and it is more likely than not that it will not be required to sell those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2022. The Company continues to monitor these securities for changes in credit ratings or other indications of credit deterioration.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity investment securities at December 31, 2022 and 2021 by contractual maturity are shown in the two tables below (in thousands). Expected maturities will

3. **INVESTMENT SECURITIES** (Continued)

differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

Available-for-Sale Securities	December 31, 2022		December 31, 2021	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ -	$ -	$ -	$ -
After one year through five years	-	-	3,690	4,038
After five years through ten years	45,918	38,383	99,615	101,498
After ten years	165,710	145,309	419,635	430,856
	211,628	183,692	522,940	536,392
Investment securities not due at a single maturity date:				
U.S. Government agencies	107	98	373	379
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	117,292	109,493	213,471	214,439
Private label mortgage and asset backed securities	411,441	355,542	317,089	313,220
Corporate debt securities	-	-	44,500	44,778
	$ 740,468	$ 648,825	$ 1,098,373	$ 1,109,208

Held-to-Maturity Securities	December 31, 2022		December 31, 2021	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ -	$ -	$ -	$ -
After one year through five years	132	129	-	-
After five years through ten years	51,424	46,143	-	-
After ten years	140,448	122,633	-	-
	192,004	168,905	-	-
Investment securities not due at a single maturity date:				
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	10,430	8,668	-	-
Private label mortgage and asset backed securities	56,691	50,760	-	-
Corporate debt securities	45,982	42,916	-	-
	$ 305,107	$ 271,249	$ -	$ -

Investment securities with amortized costs totaling $214,579,000 and $252,986,000 and fair values totaling $190,814,000 and $260,325,000 were pledged as collateral for borrowing arrangements, public funds and for other purposes at December 31, 2022 and 2021, respectively.

4. **LOANS AND ALLOWANCE FOR CREDIT LOSSES**

Outstanding loans are summarized as follows (in thousands):

Loan Type	December 31, 2022	% of Total loans	December 31, 2021	% of Total loans
Commercial:				
Commercial and industrial	$ 141,197	11.2%	$ 136,847	13.2%
Agricultural production	39,007	3.1%	40,860	3.9%
Total commercial	180,204	14.3%	177,707	17.1%
Real estate:				
Owner occupied	194,663	15.5%	212,234	20.4%
Real estate construction and other land loans	109,175	8.7%	61,586	5.9%
Commercial real estate	464,809	37.1%	369,529	35.6%
Agricultural real estate	117,648	9.4%	98,481	9.5%
Other real estate	24,586	2.0%	26,084	2.5%
	910,881	72.7%	767,914	73.9%
Consumer:				
Equity loans and lines of credit	123,581	9.8%	55,620	5.4%
Consumer and installment	40,252	3.2%	36,999	3.6%
Total consumer	163,833	13.0%	92,619	9.0%
Net deferred origination costs (fees)	1,386		871	
Total gross loans	1,256,304	100.0%	1,039,111	100.0%
Allowance for credit losses	(10,848)		(9,600)	
Total loans	$ 1,245,456		$ 1,029,511	

At December 31, 2022 and 2021, loans originated under Small Business Administration (SBA) programs totaling $19,947,000 and $23,024,000, respectively, were included in the real estate and commercial categories. In addition, the Company participated in the SBA Paycheck Protection Program (PPP) to help provide loans to our business customers to provide them with additional working capital. At December 31, 2022 and 2021, PPP loans totaling $333,000 and $18,553,000, respectively, were outstanding and included in the commercial and industrial category above. Approximately $665,612,000 in loans were pledged under a blanket lien as collateral to the FHLB for the Bank's remaining borrowing capacity of $319,309,000 as of December 31, 2022. The Bank's credit limit varies according to the amount and composition of the investment and loan portfolios pledged as collateral.

Salaries and employee benefits totaling $1,745,000, $1,890,000, and $2,782,000 have been deferred as loan origination costs for the years ended December 31, 2022, 2021, and 2020, respectively.

Allowance for Credit Losses

The allowance for credit losses (the "allowance") is a valuation allowance for probable incurred credit losses in the Company's loan portfolio. The allowance is established through a provision for credit losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged-off credits is recorded as a recovery to the allowance. The overall allowance consists of two primary components, specific reserves related to impaired loans and general reserves for probable incurred losses related to loans that are not impaired.

Notes to
Consolidated Financial Statements

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

For all portfolio segments, the determination of the general reserve for loans that are not impaired is based on estimates made by management, including but not limited to, consideration of historical losses by portfolio segment (and in certain cases peer loss data) over the most recent 56 quarters, and qualitative factors including economic trends in the Company's service areas, industry experience and trends, industry and geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole.

Changes in the allowance for credit losses were as follows (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Balance, beginning of year	$ 9,600	$ 12,915	$ 9,130
Provision (reversal) charged to operations	1,000	(4,300)	3,275
Losses charged to allowance	(178)	(267)	(229)
Recoveries	426	1,252	739
Balance, end of year	$ 10,848	$ 9,600	$ 12,915

The following table shows the summary of activities for the allowance for credit losses as of and for the years ended December 31, 2022, 2021, and 2020 by portfolio segment (in thousands):

	Commercial	Real Estate	Consumer	Unallocated	Total
Allowance for credit losses:					
Beginning balance, January 1, 2022	$ 2,011	$ 6,741	$ 568	$ 280	$ 9,600
Provision (reversal) charged to operations	(531)	1,062	409	60	1,000
Losses charged to allowance	(27)	-	(151)	-	(178)
Recoveries	367	-	59	-	426
Ending balance, December 31, 2022	$ 1,820	$ 7,803	$ 885	$ 340	$ 10,848
Allowance for credit losses:					
Beginning balance, January 1, 2021	$ 2,019	$ 9,174	$ 1,091	$ 631	$ 12,915
Reversal of provision charged to operations	(663)	(2,752)	(534)	(351)	(4,300)
Losses charged to allowance	(46)	-	(221)	-	(267)
Recoveries	701	319	232	-	1,252
Ending balance, December 31, 2021	$ 2,011	$ 6,741	$ 568	$ 280	$ 9,600
Allowance for credit losses:					
Beginning balance, January 1, 2020	$ 1,428	$ 6,769	$ 897	$ 36	$ 9,130
Provision charged to operations	100	2,405	175	595	3,275
Losses charged to allowance	(121)	-	(108)	-	(229)
Recoveries	612	-	127	-	739
Ending balance, December 31, 2020	$ 2,019	$ 9,174	$ 1,091	$ 631	$ 12,915

The following is a summary of the allowance for credit losses by impairment methodology and portfolio segment as of December 31, 2022 and December 31, 2021 (in thousands):

	Commercial	Real Estate	Consumer	Unallocated	Total
Allowance for credit losses:					
Ending balance, December 31, 2022	$ 1,820	$ 7,803	$ 885	$ 340	$ 10,848
Ending balance: individually evaluated for impairment	$ 309	$ 5	$ -	$ -	$ 314
Ending balance: collectively evaluated for impairment	$ 1,511	$ 7,798	$ 885	$ 340	$ 10,534
Ending balance, December 31, 2021	$ 2,011	$ 6,741	$ 568	$ 280	$ 9,600
Ending balance: individually evaluated for impairment	$ 607	$ 38	$ 4	$ -	$ 649
Ending balance: collectively evaluated for impairment	$ 1,404	$ 6,703	$ 564	$ 280	$ 8,951

4. **LOANS AND ALLOWANCE FOR CREDIT LOSSES** (Continued)

The following table shows the ending balances of loans as of December 31, 2022 and December 31, 2021 by portfolio segment and by impairment methodology (in thousands):

	Commercial	Real Estate	Consumer	Total
Loans:				
Ending balance, December 31, 2022	$ 180,204	$ 910,881	$ 163,833	$ 1,254,918
Ending balance: individually evaluated for impairment	$ 1,240	$ 139	$ 993	$ 2,372
Ending balance: collectively evaluated for impairment	$ 178,964	$ 910,742	$ 162,840	$ 1,252,546
Loans:				
Ending balance, December 31, 2021	$ 177,707	$ 767,914	$ 92,619	$ 1,038,240
Ending balance: individually evaluated for impairment	$ 7,086	$ 450	$ 1,050	$ 8,586
Ending balance: collectively evaluated for impairment	$ 170,621	$ 767,464	$ 91,569	$ 1,029,654

The following table shows the loan portfolio by class allocated by management's internal risk ratings at December 31, 2022 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial:					
Commercial and industrial	$ 130,835	$ 8,706	$ 1,656	$ -	$ 141,197
Agricultural production	26,894	6,714	5,399	-	39,007
Real Estate:					
Owner occupied	189,211	3,282	2,170	-	194,663
Real estate construction and other land loans	94,151	-	15,024	-	109,175
Commercial real estate	458,957	3,440	2,412	-	464,809
Agricultural real estate	107,945	8,879	824	-	117,648
Other real estate	24,586	-	-	-	24,586
Consumer:					
Equity loans and lines of credit	123,315	-	266	-	123,581
Consumer and installment	40,216	2	34	-	40,252
Total	$ 1,196,110	$ 31,023	$ 27,785	$ -	$ 1,254,918

The following table shows the loan portfolio by class allocated by management's internally assigned risk grade ratings at December 31, 2021 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial:					
Commercial and industrial	$ 125,537	$ 8,724	$ 2,586	$ -	$ 136,847
Agricultural production	37,179	1,325	2,356	-	40,860
Real Estate:					
Owner occupied	205,092	3,582	3,560	-	212,234
Real estate construction and other land loans	54,066	7,520	-	-	61,586
Commercial real estate	351,395	18,134	-	-	369,529
Agricultural real estate	96,949	1,532	-	-	98,481
Other real estate	26,084	-	-	-	26,084
Consumer:					
Equity loans and lines of credit	55,611	9	-	-	55,620
Consumer and installment	36,942	19	38	-	36,999
Total	$ 988,855	$ 40,845	$ 8,540	$ -	$ 1,038,240

Notes to
Consolidated Financial Statements

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table shows an aging analysis of the loan portfolio by class and the time past due at December 31, 2022 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days Accruing	Non-accrual
Commercial:								
Commercial and industrial	$ 392	$ -	$ -	$ 392	$ 140,805	$ 141,197	$ -	$ -
Agricultural production	-	-	-	-	39,007	39,007	-	-
Real estate:								
Owner occupied	249	-	-	249	194,414	194,663	-	-
Real estate construction and other land loans	-	-	-	-	109,175	109,175	-	-
Commercial real estate	4,507	-	-	4,507	460,302	464,809	-	-
Agricultural real estate	-	-	-	-	117,648	117,648	-	-
Other real estate	-	-	-	-	24,586	24,586	-	-
Consumer:								
Equity loans and lines of credit	465	-	-	465	123,116	123,581	-	-
Consumer and installment	237	-	-	237	40,015	40,252	-	-
Total	$ 5,850	$ -	$ -	$ 5,850	$ 1,249,068	$ 1,254,918	$ -	$ -

The following table shows an aging analysis of the loan portfolio by class and the time past due at December 31, 2021 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days Accruing	Non-accrual
Commercial:								
Commercial and industrial	$ 1	$ -	$ -	$ 1	$ 136,846	$ 136,847	$ -	$ 312
Agricultural production	-	-	-	-	40,860	40,860	-	634
Real estate:								
Owner occupied	-	-	-	-	212,234	212,234	-	-
Real estate construction and other land loans	-	-	-	-	61,586	61,586	-	-
Commercial real estate	-	-	-	-	369,529	369,529	-	-
Agricultural real estate	-	-	-	-	98,481	98,481	-	-
Other real estate	-	-	-	-	26,084	26,084	-	-
Consumer:							-	
Equity loans and lines of credit	-	-	-	-	55,620	55,620	-	-
Consumer and installment	79	-	-	79	36,920	36,999	-	-
Total	$ 80	$ -	$ -	$ 80	$ 1,038,160	$ 1,038,240	$ -	$ 946

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table shows information related to impaired loans by class at December 31, 2022 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Consumer:			
Equity loans and lines of credit	$ 993	$ 1,007	$ -
Total with no related allowance recorded	993	1,007	-
With an allowance recorded:			
Commercial:			
Commercial and industrial	1,240	1,240	309
Real estate:			
Commercial real estate	126	126	2
Agricultural real estate	13	13	3
Total real estate	139	139	5
Total with an allowance recorded	1,379	1,379	314
Total	$ 2,372	$ 2,386	$ 314

The recorded investment in loans excludes accrued interest receivable and net loan origination fees, due to immateriality.

The following table shows information related to impaired loans by class at December 31, 2021 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Consumer:			
Equity loans and lines of credit	$ 136	$ 172	$ -
Total with no related allowance recorded	136	172	-
With an allowance recorded:			
Commercial:			
Commercial and industrial	6,452	6,491	544
Agricultural land and production	634	714	63
Total commercial	7,086	7,205	607
Real estate:			
Real estate construction and other land loans	292	292	30
Commercial real estate	137	138	3
Agricultural real estate	21	21	5
Total real estate	450	451	38
Consumer:			
Equity loans and lines of credit	914	914	4
Total consumer	914	914	4
Total with an allowance recorded	8,450	8,570	649
Total	$ 8,586	$ 8,742	$ 649

The recorded investment in loans excludes accrued interest receivable and net loan origination fees, due to immateriality.

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following presents by class, information related to the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:						
Commercial:						
Commercial and industrial	$ 81	$ -	$ 43	$ -	$ 1,322	$ -
Agricultural production	25	-	-	-	104	-
Total commercial	106	-	43	-	1,426	-
Real estate:						
Owner occupied	-	-	55	-	394	-
Real estate construction and other land loans	-	-	156	-	8	-
Commercial real estate	-	-	380	-	779	-
Agricultural real estate	-	-	-	-	146	-
Total real estate	-	-	591	-	1,327	-
Consumer:						
Equity loans and lines of credit	750	71	140	12	216	12
Total with no related allowance recorded	856	71	774	12	2,969	12
With an allowance recorded:						
Commercial:						
Commercial and industrial	2,296	129	6,327	365	6,139	582
Agricultural production	49	-	908	-	430	-
Total commercial	2,345	129	7,235	365	6,569	582
Real estate:						
Real estate construction and other land loans	88	-	673	21	586	-
Commercial real estate	132	8	142	9	206	11
Agricultural real estate	19	2	27	1	27	2
Total real estate	239	10	842	31	819	13
Consumer:						
Equity loans and lines of credit	280	-	925	54	1,001	55
Consumer and installment	-	-	14	-	64	-
Total consumer	280	-	939	54	1,065	55
Total with an allowance recorded	2,864	139	9,016	450	8,453	650
Total	$ 3,720	$ 210	$ 9,790	$ 462	$ 11,422	$ 662

Foregone interest on nonaccrual loans totaled $132,000, $99,000, and $177,000 for the years ended December 31, 2022, 2021, and 2020, respectively. Interest income recognized on cash basis during the years presented above was not considered significant for financial reporting purposes.

Troubled Debt Restructurings:

As of December 31, 2022 and 2021, the Company has a recorded investment in troubled debt restructurings ("TDR") of $2,372,000 and, $7,640,000, respectively. The Company has allocated $314,000 and $538,000 of specific reserves for those loans at December 31, 2022 and 2021, respectively. The Company has committed to lend no additional amounts as of December 31, 2022 to customers with outstanding loans that are classified as troubled debt restructurings.

For the years ended December 31, 2021, and 2020 the terms of certain loans were modified as TDRs. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan or an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk. During the same periods, there were no troubled debt restructurings in which the amount of principal or accrued interest owed from the borrower were forgiven.

Section 4013 of the CARES Act and the "*Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)*" provided banks an option to elect to not account for certain loan modifications related to COVID-19 as TDRs as long as the borrowers were not more than 30 days past due as of December 31, 2019 or at the time of modification program implementation, respectively, and the borrowers meet other applicable criteria. In accordance with such guidance, during 2020 and throughout 2021 the Company offered short-term modifications in response to COVID-19 to borrowers who were current and otherwise not past due. As of December 31, 2022, there were no such loans remaining on deferral.

During the year ended December 31, 2022, no loans were modified as troubled debt restructuring.

4.   LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table presents loans by class modified as TDRs that occurred during the year ended December 31, 2021 (dollars in thousands):

	Number of Loans	Pre-Modification Outstanding Recorded Investment (1)	Principal Modification	Post Modification Outstanding Recorded Investment (2)	Outstanding Recorded Investment
Troubled Debt Restructurings:					
Commercial:					
Commercial and Industrial	1	$ 2,489	$ -	$ 2,489	$ 1,989
Real Estate:					
Real estate construction and other land loans	1	333	-	333	292
Total	2	$ 2,822	$ -	$ 2,822	$ 2,281

(1) Amounts represent the recorded investment in loans before recognizing effects of the TDR, if any.
(2) Balance outstanding after principal modification, if any borrower reduction to recorded investment.

The following table presents loans by class modified as TDRs that occurred during the year ended December 31, 2020 (dollars in thousands):

	Number of Loans	Pre-Modification Outstanding Recorded Investment (1)	Principal Modification	Post Modification Outstanding Recorded Investment (2)	Outstanding Recorded Investment
Troubled Debt Restructurings:					
Commercial:					
Commercial and Industrial	1	$ 12,925	$ -	$ 12,925	$ 6,650

(1) Amounts represent the recorded investment in loans before recognizing effects of the TDR, if any.
(2) Balance outstanding after principal modification, if any borrower reduction to recorded investment.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. There were no defaults on troubled debt restructurings within 12 months following the modification during the years ended December 31, 2022, 2021, and 2020.

5.   BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following (in thousands):

	December 31,	
	2022	2021
Land	$ 1,131	$ 1,131
Buildings and improvements	8,360	8,219
Furniture, fixtures and equipment	11,885	11,721
Leasehold improvements	4,305	4,290
	25,681	25,361
Less accumulated depreciation and amortization	(17,694)	(16,981)
	$ 7,987	$ 8,380

Depreciation and amortization included in occupancy and equipment expense totaled $755,000, $897,000 and $881,000 for the years ended December 31, 2022, 2021, and 2020, respectively.

6.   GOODWILL AND INTANGIBLE ASSETS

Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Total goodwill at December 31, 2022 and 2021 was $53,777,000. Total goodwill at December 31, 2022 consisted of $13,466,000, $10,394,000, $6,340,000, $14,643,000, and $8,934,000 representing the excess of the cost of Folsom Lake Bank, Sierra Vista Bank, Visalia Community Bank, Service 1st Bancorp, and Bank of Madera County, respectively, over the net of the amounts assigned to assets acquired and liabilities assumed in the transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisitions and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

The Company has selected September 30 as the date to perform the annual impairment test. Management assessed qualitative factors including performance trends and noted no factors indicating goodwill impairment.

Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. No such events or circumstances arose during the fourth quarter of 2022, so goodwill was not required to be retested.

The intangible assets at December 31, 2022 represent the estimated fair value of the core deposit relationships acquired in the 2013 acquisition of Visalia Community Bank of $1,365,000. Core deposit intangibles are being amortized using the straight-line method over an estimated life of five to ten years from the date of acquisition. At December 31, 2022, the weighted average remaining amortization period is less than one year. The carrying value of intangible assets at December 31, 2022 was $68,000, net of $1,297,000 in accumulated amortization expense. The carrying value at December 31, 2021 was $522,000, net of $3,230,000 in accumulated amortization expense. Management evaluates the remaining useful lives quarterly to determine whether events or circumstances warrant a revision to the remaining periods of amortization. Based on the evaluation, no changes to the remaining useful lives was required. Amortization expense recognized was $454,000 for 2022, $661,000 for 2021, and $695,000 for 2020. The remaining $68,000 core deposit intangible will be amortized during 2023.

7. DEPOSITS

Interest-bearing deposits consisted of the following (in thousands):

	December 31,	
	2022	2021
Savings	$ 215,287	$ 197,273
Money market	435,783	511,448
NOW accounts	324,089	360,462
Time, $250,000 or more	13,338	20,131
Time, under $250,000	54,585	69,899
	$ 1,043,082	$ 1,159,213

Aggregate annual maturities of time deposits are as follows (in thousands):

Years Ending December 31,	
2023	$ 59,467
2024	5,107
2025	1,660
2026	981
2027	708
Thereafter	-
	$ 67,923

Interest expense recognized on interest-bearing deposits consisted of the following (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Savings	$ 25	$ 20	$ 25
Money market	848	661	542
NOW accounts	207	162	316
Time certificates of deposit	117	193	582
	$ 1,197	$ 1,036	$ 1,465

8. BORROWING ARRANGEMENTS

Federal Home Loan Bank Advances - As of December 31, 2022, the Company had $46,000,000 Federal Home Loan Bank ("FHLB") of San Francisco advances with an interest rate of 4.65% as compared to no advance at December 31, 2021. Approximately $665,612,000 in loans were pledged under a blanket lien as collateral to the FHLB for the Bank's remaining borrowing capacity of $319,309,000 as of December 31, 2022. FHLB advances are also secured by investment securities with amortized costs totaling $21,745,000 and $112,000 and market values totaling $28,961,000 and $117,000 at December 31, 2022 and 2021, respectively. The Bank's credit limit varies according to the amount and composition of the investment and loan portfolios pledged as collateral.

Lines of Credit - The Bank had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $110,000,000 and $110,000,000 at December 31, 2022 and 2021, respectively, at interest rates which vary with market conditions. As of December 31, 2022 and 2021, the Company had no Federal funds purchased.

Federal Reserve Line of Credit - The Bank has a line of credit in the amount of $4,702,000 and $9,961,000 with the Federal Reserve Bank of San Francisco (FRB) at December 31, 2022 and 2021, respectively, which bears interest at the prevailing discount rate collateralized by investment securities with amortized costs totaling $5,508,000 and $10,361,000 and market values totaling $4,893,000 and $10,241,000, respectively. At December 31, 2022 and 2021, the Bank had no outstanding borrowings with the FRB.

9. LEASES

Leases - The Bank leases certain of its branch facilities and administrative offices under noncancelable operating leases with terms extending through 2033. Leases with an initial term of twelve months or less are not recorded on the balance sheet. Operating lease cost is comprised of lease expense recognized on a straight-line basis, the amortization of the right-of-use asset and the implicit interest accreted on the operating lease liability. Operating lease cost is included in occupancy and equipment expense on our consolidated statements of income. We evaluate the lease term by assuming the exercise of options to extend that are reasonably assured and those option periods covered by an option to terminate the lease, if deemed not reasonably certain to be exercised. The lease term is used to determine the straight-line expense and limits the depreciable life of any related leasehold improvements. Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These expenses are classified in occupancy and equipment expense on our consolidated statements of income, consistent with similar costs for owned locations, but is not included in operating lease cost below. We calculate the lease liability using a discount rate that represents our incremental borrowing rate at the lease commencement date.

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2022 are as follows (in thousands):

Years Ending December 31,	
2023	$ 2,479
2024	2,208
2025	1,715
2026	1,535
2027	1,306
Thereafter	2,585
Total lease payments	11,828
Less: imputed interest	(379)
Present value of operating lease liabilities	$ 11,449

The table below summarizes the total lease cost for the period ending:

(Dollars in thousands)	December 31, 2022	December 31, 2021
Operating lease cost	$ 2,187	$ 2,088
Short-term lease cost	-	3
Variable lease cost	307	353
Total lease cost	$ 2,494	$ 2,444

The table below summarizes other information related to our operating leases:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term, in years	6	5
Weighted average discount rate	1.50%	2.67%

The table below shows operating lease right of use assets and operating lease liabilities as of :

(Dollars in thousands)	December 31, 2022	December 31, 2021
Operating lease right-of-use assets	$ 10,629	$ 7,308
Operating lease liabilities	$ 11,449	$ 7,962

The right-of-use-assets and lease liabilities are included with other assets and other liabilities on the balance sheet, respectively.

Notes to
Consolidated Financial Statements

10. INCOME TAXES

The provision for income taxes for the years ended December 31, 2022, 2021, and 2020 consisted of the following (in thousands):

	Federal	State	Total
2022			
Current	$ 4,827	$ 3,445	$ 8,272
Deferred	80	144	224
Provision for income taxes	$ 4,907	$ 3,589	$ 8,496
2021			
Current	$ 4,687	$ 3,464	$ 8,151
Deferred	1,002	463	1,465
Provision for income taxes	$ 5,689	$ 3,927	$ 9,616
2020			
Current	$ 4,915	$ 3,050	$ 7,965
Deferred	(656)	(395)	(1,051)
Provision for income taxes	$ 4,259	$ 2,655	$ 6,914

Deferred tax assets (liabilities) consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Allowance for credit losses	$ 3,207	$ 2,838
Deferred compensation	4,204	4,588
Unrealized loss on available-for-sale investment securities	34,093	-
Net operating loss carryovers	1,907	2,048
Mark-to-market adjustment	497	74
Other deferred tax assets	84	101
Other-than-temporary impairment	30	192
Loan and investment impairment	376	530
Operating lease liabilities	3,385	2,354
Partnership income	52	111
State taxes	777	736
Total deferred tax assets	48,612	13,572
Deferred tax liabilities:		
Operating lease right-of-use assets	(3,142)	(2,160)
Finance leases	(668)	(749)
Unrealized gain on available-for-sale investment securities	-	(3,203)
Core deposit intangible	(20)	(154)
FHLB stock	(191)	(191)
Loan origination costs	(829)	(450)
Bank premises and equipment	(385)	(360)
Total deferred tax liabilities	(5,235)	(7,267)
Net deferred tax assets	$ 43,377	$ 6,305

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is more likely than not that all or a portion of the deferred tax asset will not be realized. More likely than not is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of the evidence, a valuation allowance is needed. Thus, management concludes no valuation allowance is necessary against deferred tax assets as of December 31, 2022 and 2021.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rates to operating income before income taxes. The significant items comprising these differences for the years ended December 31, 2022, 2021, and 2020 consisted of the following:

	2022	2021	2020
Federal income tax, at statutory rate	21.0%	21.0%	21.0%
State taxes, net of Federal tax benefit	8.1%	8.2%	7.7%
Tax exempt investment security income, net	(4.0)%	(3.1)%	(1.5)%
Bank owned life insurance, net	(0.8)%	(0.5)%	(1.2)%
Compensation—Stock Compensation	(0.2)%	(0.1)%	(0.2)%
Other	0.1%	(0.2)%	(0.4)%
Effective tax rate	24.2%	25.3%	25.4%

As of December 31, 2022, the Company had Federal and California net operating loss ("NOL") carry-forwards of $6,137,000 and $7,214,000, respectively. These NOLs were acquired through business combinations and are subject to IRC 382 will begin expiring at various dates between 2029 and 2035, for federal purposes and various dates between 2030 and 2036 for California purposes. While they are subject to IRC Section 382, management has determined that all of the NOLs are more likely than not to be utilized before they expire.

The Company and its subsidiary file income tax returns in the U.S. federal and California jurisdictions. The Company conducts all of its business activities in the State of California. There are no pending U.S. federal or state income tax examinations by those taxing authorities. The Company is no longer subject to the examination by U.S. federal taxing authorities for the years ended before December 31, 2019 and by the state taxing authorities for the years ended before December 31, 2018.

As of December 31, 2022, the Company has no unrecognized tax benefits and does not expect any material changes in the next 12 months.

During the years ended December 31, 2022 and 2021, the Company recorded no interest or penalties related to uncertain tax positions.

11. SENIOR DEBT AND SUBORDINATED DEBENTURES

The following table summarizes the Company's subordinated debentures:

(Dollars in thousands)	December 31, 2022	December 31, 2021
Fixed - floating rate subordinated debentures, due 2031	$ 35,000	$ 35,000
Unamortized debt issuance costs	(556)	(701)
Floating rate senior debt bank loan, due 2032	30,000	-
Junior subordinated deferrable interest debentures, due October 2036	5,155	5,155
Total subordinated debentures	$ 69,599	$ 39,454

Junior Subordinated Debentures

Service 1st Capital Trust I is a Delaware business trust formed by Service 1st. The Company succeeded to all of the rights and obligations of Service 1st in connection with the merger with Service 1st as of November 12, 2008. The Trust was formed on August 17, 2006 for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by Service 1st. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to 25% of the Company's Tier 1 capital on a pro forma basis. At December 31, 2022, all of the trust preferred securities that have been issued qualify as Tier 1 capital. The trust preferred securities mature on October 7, 2036, are redeemable at the Company's option, and require quarterly distributions by the Trust to the holder of the trust

11. SENIOR DEBT AND SUBORDINATED DEBENTURES (Continued)

preferred securities at a variable interest rate which will adjust quarterly to equal the three month LIBOR plus 1.60%.

The Trust used the proceeds from the sale of the trust preferred securities to purchase approximately $5,155,000 in aggregate principal amount of Service 1st's junior subordinated notes (the Notes). The Notes bear interest at the same variable interest rate during the same quarterly periods as the trust preferred securities. The Notes are redeemable by the Company on any January 7, April 7, July 7, or October 7 or at any time within 90 days following the occurrence of certain events, such as: (i) a change in the regulatory capital treatment of the Notes (ii) in the event the Trust is deemed an investment company or (iii) upon the occurrence of certain adverse tax events. In each such case, the Company may redeem the Notes for their aggregate principal amount, plus any accrued but unpaid interest.

The Notes may be declared immediately due and payable at the election of the trustee or holders of 25% of the aggregate principal amount of outstanding Notes in the event that the Company defaults in the payment of any interest following the nonpayment of any such interest for 20 or more consecutive quarterly periods.

Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. For each January 7, April 7, July 7 or October 7 of each year, the rate will be adjusted to equal the three month LIBOR plus 1.60%. As of December 31, 2022, the rate was 5.68%. Interest expense recognized by the Company for the years ended December 31, 2022, 2021, and 2020 was $188,000, $93,000 and $130,000, respectively.

Subordinated Debentures

On November 12, 2021, the Company completed a private placement of $35.0 million aggregate principal amount of its fixed-to-floating rate subordinated notes ("Subordinated Debt") due December 1, 2031. The Subordinated Debt initially bears a fixed interest rate of 3.125% per year. Commencing on December 1, 2026, the interest rate on the Subordinated Debt will reset each quarter at a floating interest rate equal to the then-current three month term SOFR plus 210 basis points. The Company may at its option redeem in whole or in part the Subordinated Debt on or after November 12, 2026 without a premium. The Subordinated Debt is treated as Tier 2 Capital for regulatory purposes.

Senior Debt

On September 15, 2022, the Company entered into a $30.0 million loan agreement with Bell Bank. Initially, payments of interest only are payable in 12 quarterly payments commencing December 31, 2022. Commencing December 31, 2025, 27 equal quarterly principal and interest payments are payable based on the outstanding balance of the loan on August 30, 2025 and an amortization of 48 quarters. A final payment of outstanding principal and accrued interest is due at maturity on September 30, 2032. Variable interest is payable at the Prime Rate (published by the Wall Street Journal) less 50 basis points. The loan is secured by the assets of the Company and a pledge of the outstanding common stock of Central Valley Community Bank, the Company's banking subsidiary. The Company may prepay the loan without penalty with one exception. If the loan is prepaid prior to August 30, 2025 with funds received from a financing source other than Bell Bank, the Company will incur a 2% prepayment penalty. The loan contains customary representations, covenants, and events of default.

Interest expense recognized by the Company for the Subordinated and Senior Debt for the twelve months ended December 31, 2022 and 2021 was $1,783,000 and $173,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

Correspondent Banking Agreements - The Bank maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits totaled $1,696,000 at December 31, 2022.

Financial Instruments With Off-Balance-Sheet Risk - The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented

by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the balance sheet.

The following financial instruments represent off-balance-sheet credit risk (in thousands):

| | December 31, | |
	2022	2021
Commitments to extend credit	$ 286,925	$ 325,674
Standby letters of credit	$ 1,216	$ 434

Commitments to extend credit consist primarily of unfunded commercial loan commitments and revolving lines of credit, single-family residential equity lines of credit and commercial and residential real estate construction loans. Construction loans are established under standard underwriting guidelines and policies and are secured by deeds of trust, with disbursements made over the course of construction. Commercial revolving lines of credit have a high degree of industry diversification. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are generally secured and are issued by the Bank to guarantee the financial obligation or performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2022 and 2021. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

At December 31, 2022, commercial loan commitments represent 45% of total commitments and are generally secured by collateral other than real estate or unsecured. Real estate loan commitments represent 45% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. Consumer loan commitments represent the remaining 10% of total commitments and are generally unsecured. In addition, the majority of the Bank's loan commitments have variable interest rates.

At December 31, 2022 and 2021, the balance of a contingent allocation for probable loan loss experience on unfunded obligations was $110,000 and $115,000, respectively. The contingent allocation for probable loan loss experience on unfunded obligations is calculated by management using an appropriate, systematic, and consistently applied process. While related to credit losses, this allocation is not a part of the allowance for credit losses and is considered separately as a liability for accounting and regulatory reporting purposes. Changes in this contingent allocation are recorded in other non-interest expense.

Concentrations of Credit Risk - At December 31, 2022, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 96.8% of total loans of which 14.3% were commercial and 82.5% were real-estate-related.

At December 31, 2021, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 96.4% of total loans of which 17.1% were commercial and 79.3% were real-estate-related.

Management believes the loans within these concentrations have no more than the typical risks of collectability. However, in light of the current economic environment, additional declines in the performance of the economy in general, or a continued decline in real estate values or drought-related decline in agricultural business in the Company's primary market area could have an adverse impact on collectability, increase the level of real-estate-related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the financial condition, results of operations and cash flows of the Company.

Contingencies - The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or consolidated results of operations of the Company.

Investments in Low Income Housing Tax Credit Funds - The unfunded commitments as of December 31, 2022 and 2021 in low income housing tax credit funds were $4,949,000 and $203,000, respectively. All commitments will be paid by the Company by 2038.

Notes to
Consolidated Financial Statements

13. SHAREHOLDERS' EQUITY

<u>Regulatory Capital</u> - The Company and the Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements could result in mandatory or, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

The Company and the Bank each meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. The most recent notification from the FDIC categorized the Bank as well capitalized under these guidelines. Management knows of no conditions or events since that notification that would change the Bank's category.

Capital ratios are reviewed by Management on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet our anticipated future needs. For all periods presented, the Bank's ratios exceed the regulatory definition of well capitalized under the regulatory framework for prompt correct action and the Company's ratios exceed the required minimum ratios for capital adequacy purposes.

Bank holding companies with consolidated assets of $3 billion or more and banks like Central Valley Community Bank must comply with minimum capital ratio requirements which consist of the following: (i) a new common equity Tier 1 capital to total risk weighted assets ratio of 4.5%; (ii) a Tier 1 capital to total risk weighted assets ratio of 6%; (iii) a total capital to total risk weighted assets ratio of 8%; and (iv) a Tier 1 capital to adjusted average total assets ("leverage") ratio of 4%.

In addition, a "capital conservation buffer" is established which requires maintenance of a minimum of 2.5% of common equity Tier 1 capital to total risk weighted assets in excess of the regulatory minimum capital ratio requirements described above. The 2.5% buffer increases the minimum capital ratios to (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. If the capital ratio levels of a banking organization fall below the capital conservation buffer amount, the organization will be subject to limitations on (i) the payment of dividends; (ii) discretionary bonus payments; (iii) discretionary payments under Tier 1 instruments; and (iv) engaging in share repurchases.

Management believes that the Company and the Bank met all their capital adequacy requirements as of December 31, 2022 and 2021. There are no conditions or events since those notifications that management believes have changed those categories. The capital ratios for the Company and the Bank are presented in the table below (exclusive of the capital conservation buffer).

The following table presents the Company's and the Bank's actual capital ratios as of December 31, 2022 and December 31, 2021, as well as the minimum capital ratios for capital adequacy for the Bank.

(Dollars in thousands)	Actual Ratio	
December 31, 2022	Amount	Ratio
Tier 1 Leverage Ratio	$ 205,154	8.37%
Common Equity Tier 1 Ratio (CET 1)	$ 200,154	11.92%
Tier 1 Risk-Based Capital Ratio	$ 205,154	12.22%
Total Risk-Based Capital Ratio	$ 250,556	14.92%
December 31, 2021		
Tier 1 Leverage Ratio	$ 189,020	8.03%
Common Equity Tier 1 Ratio (CET 1)	$ 184,020	12.48%
Tier 1 Risk-Based Capital Ratio	$ 189,020	12.82%
Total Risk-Based Capital Ratio	$ 233,034	15.80%

The following table presents the Bank's regulatory capital ratios as of December 31, 2022 and December 31, 2021.

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)	
December 31, 2022	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio	$ 266,373	10.86%	$ 98,075	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 266,373	15.87%	$ 75,516	7.00%
Tier 1 Risk-Based Capital Ratio	$ 266,373	15.87%	$ 100,688	8.50%
Total Risk-Based Capital Ratio	$ 277,331	16.53%	$ 134,251	10.50%
December 31, 2021				
Tier 1 Leverage Ratio	$ 199,329	8.47%	$ 94,156	4.00%
Common Equity Tier 1 Ratio (CET 1)	$ 199,329	13.52%	$ 66,355	7.00%
Tier 1 Risk-Based Capital Ratio	$ 199,329	13.52%	$ 88,473	8.50%
Total Risk-Based Capital Ratio	$ 209,044	14.18%	$ 117,964	10.50%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

<u>Dividends</u> - During 2022, the Company paid dividends to the Bank in the amount of $38,000,000 in connection with the senior and subordinated debt proceeds approved by the Company's Board of Directors. The Company declared and paid a total of $5,638,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2022. During the year ended December 31, 2022, the Company repurchased and retired common stock in the amount of $6,814,000.

During 2021, the Bank declared and paid cash dividends to the Company in the amount of $7,679,000, in connection with the cash dividends to the Company's shareholders approved by the Company's Board of Directors. The Company declared and paid a total of $5,757,000 or $0.47 per common share cash dividend to shareholders of record during the year ended December 31, 2021. During the year ended December 31, 2021, the Company repurchased and retired common stock in the amount of $13,619,000.

During 2020, the Bank declared and paid cash dividends to the Company in the amount of $15,622,000, in connection with the cash dividends to the Company's shareholders approved by the Company's Board of Directors. The Company declared and paid a total of $5,530,000 or $0.44 per common share cash dividend to shareholders of record during the year ended December 31, 2020. During the year ended December 31, 2020, the Company repurchased and retired common stock in the amount of $11,052,000.

The Company's primary source of income with which to pay cash dividends is dividends from the Bank. The California Financial Code restricts the total amount of dividends payable by a bank at any time without obtaining the prior approval of the California Department of Business Oversight to the lesser of (1) the Bank's retained earnings or (2) the Bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At December 31, 2022, $69,699,000 of the Bank's retained earnings were free of these restrictions.

13.   SHAREHOLDERS' EQUITY (Continued)

A reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations is as follows (in thousands, except share and per-share amounts):

	For the Years Ended December 31,		
	2022	2021	2020
Basic Earnings Per Common Share:			
Net income	$ 26,645	$ 28,401	$ 20,347
Weighted average shares outstanding	11,715,376	12,237,424	12,534,078
Net income per common share	$ 2.27	$ 2.32	$ 1.62
Diluted Earnings Per Common Share:			
Net income	$ 26,645	$ 28,401	$ 20,347
Weighted average shares outstanding	11,715,376	12,237,424	12,534,078
Effect of dilutive stock options and warrants	23,698	44,508	42,241
Weighted average shares of common stock and common stock equivalents	11,739,074	12,281,932	12,576,319
Net income per diluted common share	$ 2.27	$ 2.31	$ 1.62

No outstanding options and restricted stock awards were anti-dilutive at December 31, 2022, 2021, and 2020.

14.   EQUITY-BASED COMPENSATION

On December 31, 2022, the Company had two equity-based compensation plans, which are described below. The Plans do not provide for the settlement of awards in cash and new shares are issued upon option exercise or restricted share grants.

In May 2015, the Company adopted the Central Valley Community Bancorp 2015 Omnibus Incentive Plan (2015 Plan). The plan provides for awards in the form of incentive stock options, non-statutory stock options, stock appreciation rights, and restricted stock. The plan also allows for performance awards that may be in the form of cash or shares of the Company's common stock, including restricted stock. The 2015 plan requires that the exercise price may not be less than the fair market value of the stock at the date the option is granted, and that the option price must be paid in full at the time it is exercised. The options and awards under the plan expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. The vesting period for the options, restricted common stock awards and option related stock appreciation rights is determined by the Board of Directors and is over one to five years. The maximum number of shares that can be issued with respect to all awards under the plan is 875,000. Currently under the 2015 Plan, 737,311 shares remain reserved for future grants as of December 31, 2022.

Effective June 2, 2017, the Company adopted an Employee Stock Purchase Plan whereby our employees may purchase Company common shares through payroll deductions of between one percent and 15 percent of pay in each pay period. Shares are purchased at the end of an offering period at a discount of ten percent from the lower of the closing market price on the Offering Date (first trading day of each offering period) or the Investment Date (last trading day of each offering period). The plan calls for 500,000 common shares to be set aside for employee purchases, and there were 432,056 shares available for future purchase under the plan as of December 31, 2022.

For the years ended December 31, 2022, 2021, and 2020, the compensation cost recognized for share-based compensation was $497,000, $405,000, and $470,000, respectively. The recognized tax benefit for share-based compensation expense was $87,000, $50,000, and $76,000 for 2022, 2021, and 2020 respectively.

No options to purchase shares of the Company's common stock were granted during the years ending December 31, 2022, 2021 and 2020 from any of the Company's stock based compensation plans.

A summary of the combined activity of the Plans during the years then ended is presented below (dollars in thousands, except per-share amounts):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2020	121,120	$ 8.73		
Options exercised	(43,500)	$ 6.39		
Options forfeited	(550)	$ 7.40		
Options outstanding at December 31, 2020	77,070	$ 10.06	1.51	$ 382
Options exercised	(24,265)	$ 10.6		
Options outstanding at December 31, 2021	52,805	$ 9.81	0.57	$ 581
Options exercised	(50,205)	$ 9.74		
Options forfeited	(2,600)	$ 11.12		
Options outstanding at December 31, 2022	-	$ -	0.00	$ -

Information related to the stock option plan during each year follows (in thousands):

	2022	2021	2020
Intrinsic value of options exercised	$ 496	$ 253	$ 433
Cash received from options exercised	$ 489	$ 257	$ 279
Excess tax benefit realized for option exercises	$ 87	$ 50	$ 76

As of December 31, 2022, there is no unrecognized compensation cost related to stock options granted under all Plans. All options are fully vested.

Restricted Common Stock Awards - The 2015 Plan provide for the issuance of shares to directors and officers. Restricted common stock grants typically vest over a one to five-year period. Restricted common stock (all of which are shares of our common stock) is subject to forfeiture if employment terminates prior to vesting. The cost of these awards is recognized over the vesting period of the awards based on the fair value of our common stock on the date of the grant.

The following table presents the restricted common stock activity during the years presented:

	Shares	Weighted Average Grant Date Fair Value
Nonvested outstanding shares at January 1, 2020	45,160	$ 17.38
Granted	21,397	$ 16.42
Vested	(34,703)	$ 18.23
Forfeited	(1,841)	$ 19.16
Nonvested outstanding shares at December 31, 2020	30,013	$ 15.60
Granted	31,496	$ 18.83
Vested	(37,085)	$ 15.12
Forfeited	(247)	$ 20.26
Nonvested outstanding shares at December 31, 2021	24,177	$ 20.50
Granted	56,089	$ 17.75
Vested	(33,316)	$ 20.39
Forfeited	(244)	$ 20.50
Nonvested outstanding shares at December 31, 2022	46,706	$ 17.28

14. EQUITY-BASED COMPENSATION (Continued)

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated.

As of December 31, 2022, there were 46,706 shares of restricted stock that are nonvested and expected to vest. Share-based compensation cost charged against income for restricted stock awards was $474,000, $385,000, and $449,000 for the year ended December 31, 2022, 2021, and 2020 respectively.

As of December 31, 2022, there was $505,000 of total unrecognized compensation cost related to nonvested restricted common stock. Restricted stock compensation expense is recognized on a straight-line basis over the vesting period. This cost is expected to be recognized over a weighted average remaining period of 2.01 years and will be adjusted for subsequent changes in estimated forfeitures. Restricted common stock awards had an intrinsic value of $3,825,000 at December 31, 2022.

15. EMPLOYEE BENEFITS

401(k) and Profit Sharing Plan - The Bank has established a 401(k) and profit sharing plan. The 401(k) plan covers substantially all employees who have completed a one-month employment period. Participants in the profit sharing plan are eligible to receive employer contributions after completion of two years of service. Bank contributions to the profit sharing plan are determined at the discretion of the Board of Directors. Participants are automatically vested 100% in all employer contributions. The Bank contributed $1,000,000, $1,050,000, and $370,000 to the profit sharing plan in 2022, 2021, and 2020, respectively.

Additionally, the Bank may elect to make a matching contribution to the participants' 401(k) plan accounts. The amount to be contributed is announced by the Bank at the beginning of the plan year. For the years ended December 31, 2022 2021 and 2020, the Bank made a 100% matching contribution on all deferred amounts up to 5% of eligible compensation. For the years ended December 31, 2022, 2021, and 2020, the Bank made matching contributions totaling $1,046,000, $1,014,000, and $1,008,000, respectively.

Deferred Compensation Plans - The Bank has a nonqualified Deferred Compensation Plan which provides directors with an unfunded, deferred compensation program. Under the plan, eligible participants may elect to defer some or all of their current compensation or director fees. Deferred amounts earn interest at an annual rate determined by the Board of Directors (2.26% at December 31, 2022). At December 31, 2022 and 2021, the total net deferrals included in accrued interest payable and other liabilities were $4,023,000 and $4,230,000, respectively.

In connection with the implementation of the above plan, single premium universal life insurance policies on the life of each participant were purchased by the Bank, which is the beneficiary and owner of the policies. The cash surrender value of the policies totaled $10,915,000 and $10,637,000 and at December 31, 2022 and 2021, respectively. Income recognized on these policies, net of related expenses, for the years ended December 31, 2022, 2021, and 2020, was $278,000, $264,000, and $245,000, respectively.

In October 2015, the Board of Directors of the Company and the Bank adopted a board resolution to create the Central Valley Community Bank Executive Deferred Compensation Plan (the Executive Plan). Pursuant to the Executive Plan, all eligible executives of the Bank may elect to defer up to 50 percent of their compensation for each deferral year. Deferred amounts earn interest at an annual rate determined by the Board of Directors (2.26% at December 31, 2022). At December 31, 2022 and 2021, the total net deferrals included in accrued interest payable and other liabilities were $300,000 and $233,000, respectively.

Salary Continuation Plans - The Board of Directors has approved salary continuation plans for certain key executives. Under these plans, the Bank is obligated to provide the executives with annual benefits for 10-15 years after retirement. In connection with the acquisitions of Folsom Lake Bank (FLB), Service 1st Bank, and Visalia Community Bank (VCB), the Bank assumed a liability for the estimated present value of future benefits payable to former key executives of FLB, Service 1st, and VCB. The liability relates to change in control benefits associated with their salary continuation plans. The benefits are payable to the individuals when they reach retirement age. These benefits are substantially equivalent to those available under split-dollar life insurance policies purchased by the Bank on the life of the executives. The (benefit)/expense recognized under these plans for the years ended December 31, 2022, 2021, and 2020, totaled $(430,000), $377,000, and $1,624,000, respectively. Note, the expense is effected by the changing discount rate used to calculate the liability. Accrued compensation payable under the salary continuation plans totaled $9,554,000 and $10,881,000 at December 31, 2022 and 2021, respectively. These benefits are substantially equivalent to those available under split-dollar life insurance policies acquired.

In connection with these plans, the Bank purchased single-premium life insurance policies with cash surrender values totaling $29,622,000 and $28,916,000 at December 31, 2022 and 2021, respectively. Income recognized on these policies, net of related expense, for the years ended December 31, 2022, 2021, and 2020 totaled $706,000, $576,000, and $466,000, respectively.

Employee Stock Purchase Plan - During 2017, the Company adopted an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at a discount to fair market value as of the date of purchase. The Company bears all costs of administering the plan, including broker's fees, commissions, postage and other costs actually incurred.

16. LOANS TO RELATED PARTIES

During the normal course of business, the Bank enters into loans with related parties, including executive officers and directors. The following is a summary of the aggregate activity involving related-party borrowers (in thousands):

Balance, January 1, 2022	$	13,310
Disbursements		12,913
Amounts repaid		(2,496)
Balance, December 31, 2022	$	23,727
Undisbursed commitments to related parties, December 31, 2022	$	1,707

17.   **PARENT ONLY CONDENSED FINANCIAL STATEMENTS**

CONDENSED BALANCE SHEETS
December 31, 2022 and 2021
(In thousands)

	2022	2021
ASSETS		
Cash and cash equivalents	$ 3,202	$ 24,060
Investment in Bank subsidiary	241,034	263,310
Other assets	834	347
Total assets	$ 245,070	$ 287,717
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Senior debt and subordinated debentures	$ 69,599	$ 39,454
Other liabilities	811	418
Total liabilities	70,410	39,872
Shareholders' equity:		
Common stock	61,487	66,820
Retained earnings	194,400	173,393
Accumulated other comprehensive income, net of tax	(81,227)	7,632
Total shareholders' equity	174,660	247,845
Total liabilities and shareholders' equity	$ 245,070	$ 287,717

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME
For the Years Ended December 31, 2022, 2021, and 2020
(In thousands)

	2022	2021	2020
Income:			
Dividends declared by (Company) Subsidiary—eliminated in consolidation	$ (38,000)	$ 7,679	$ 15,622
Other income	6	3	4
Total income	(37,994)	7,682	15,626
Expenses:			
Interest on subordinated debentures and borrowings	1,971	266	130
Professional fees	239	296	283
Other expenses	601	560	555
Total expenses	2,811	1,122	968
(Loss) income before equity in undistributed net income of Subsidiary	(40,805)	6,560	14,658
Equity in undistributed net income of Subsidiary, net of distributions	66,583	21,496	5,328
Income before income tax benefit	25,778	28,056	19,986
Benefit from income taxes	867	345	361
Net income	$ 26,645	$ 28,401	$ 20,347
Comprehensive (loss) income	$ (62,214)	$ 21,177	$ 32,386

17.   PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022, 2021, and 2020
(In thousands)

	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 26,645	$ 28,401	$ 20,347
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiary, net of distributions	(66,583)	(21,496)	(5,328)
Equity-based compensation	497	405	470
Amortization of unamortized issuance cost	145	-	-
Net (increase) decrease in other assets	(499)	1	(208)
Net increase (decrease) in other liabilities	669	464	(31)
Benefit for deferred income taxes	15	6	75
Net cash (used in) provided by operating activities	(39,111)	7,781	15,325
Cash flows used in investing activities:			
Investment in subsidiary	-	-	-
Cash flows from financing activities:			
Proceeds from issuance of subordinated and senior debt	30,000	34,299	-
Cash dividend payments on common stock	(5,638)	(5,757)	(5,530)
Purchase and retirement of common stock	(6,814)	(13,619)	(11,052)
Proceeds from exercise of stock options	489	256	279
Proceeds from stock issued under employee stock purchase plan	216	204	199
Net cash used in financing activities	18,253	15,383	(16,104)
(Decrease) increase in cash and cash equivalents	(20,858)	23,164	(779)
Cash and cash equivalents at beginning of year	24,060	896	1,675
Cash and cash equivalents at end of year	$ 3,202	$ 24,060	$ 896
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for interest	$ 1,431	$ 119	$ 153

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of
Central Valley Community Bancorp and Subsidiary
Fresno, California

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Central Valley Community Bancorp and Subsidiary (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses (ACL)—Qualitative Factors

As described in Notes 1—Summary of Significant Accounting Policies and 4—Loans and Allowance for Credit Losses to the consolidated financial statements, the ACL is a valuation allowance for probable incurred credit losses in the Company's loan portfolio. The ACL consists of two primary components, specific reserves related to impaired loans and general reserves for inherent losses related to loans that are not impaired. The general reserve consists of a simple average of historical losses by portfolio segment and qualitative factors. The qualitative factors include consideration of economic trends in the Company's service areas, industry experience and trends, industry and geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole.

Given the significance of the qualitative factors to the overall allowance for credit losses, that management's determination of the qualitative factors is subjective and involves significant management judgments, we have identified auditing the qualitative factors used in the ACL as a critical audit matter. Our audit procedures involved a high degree of auditor judgment and required significant audit effort, including the need to involve more experienced audit personnel.

The primary procedures we performed to address this critical audit matter included:

- Evaluation of the relevance and reliability of the internal and external data used and its appropriateness and sensitivity as a basis for the adjustments relating to the qualitative factors.

- Evaluation of the reasonableness of management's significant judgments and assumptions used in the determination of the qualitative factors.

- Analytically evaluating the directional consistency and magnitude of the change of the qualitative factors to trends in the loan portfolio and other economic data for reasonableness, which included a comparison to the prior period end and evaluating the reasonableness of the qualitative factors as of period end.

- Testing the mathematical accuracy of the qualitative factors.

We have served as the Company's auditor since 2011.

Crowe LLP

Sacramento, California
March 9, 2023

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

Management's discussion and analysis should be read in conjunction with the Company's audited Consolidated Financial Statements, including the Notes thereto, in Item 8 of this Annual Report.

Certain matters discussed in this report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not historical facts, such as statements regarding the Company's current business strategy and the Company's plans for future development and operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Such risks and uncertainties include, but are not limited to (1) significant increases in competitive pressure in the banking industry; (2) the impact of changes in interest rates; (3) a decline in economic conditions in the Central Valley and the Greater Sacramento Region; (4) the Company's ability to continue its internal growth at historical rates; (5) the Company's ability to maintain its net interest margin; (6) the decline in quality of the Company's earning assets; (7) a decline in credit quality; (8) changes in the regulatory environment; (9) fluctuations in the real estate market; (10) changes in business conditions and inflation; (11) changes in securities markets (12) risks associated with acquisitions, relating to difficulty in integrating combined operations and related negative impact on earnings, and incurrence of substantial expenses; (13) political developments, uncertainties or instability, catastrophic events, acts of war or terrorism, or natural disasters, such as earthquakes, drought, pandemic diseases or extreme weather events, any of which may affect services we use or affect our customers, employees or third parties with which we conduct business. Therefore, the information set forth in such forward-looking statements should be carefully considered when evaluating the business prospects of the Company.

When the Company uses in this Annual Report the words "anticipate," "estimate," "expect," "project," "intend," "commit," "believe" and similar expressions, the Company intends to identify forward-looking statements. Such statements are not guarantees of performance and are subject to certain risks, uncertainties and assumptions, including those described in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, projected, intended, committed or believed. The future results and shareholder values of the Company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. See also the discussion of risk factors in Item 1A, "Risk Factors."

We are not able to predict all the factors that may affect future results. You should not place undue reliance on any forward looking statement, which speaks only as of the date of this Report on Form 10-K. Except as required by applicable laws or regulations, we do not undertake any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

INTRODUCTION

Central Valley Community Bancorp (NASDAQ: CVCY) (the Company) was incorporated on February 7, 2000. The formation of the holding company offered the Company more flexibility in meeting the long-term needs of customers, shareholders, and the communities it serves. The Company currently has one bank subsidiary, Central Valley Community Bank (the Bank) and one business trust subsidiary, Service 1st Capital Trust 1. The Company's market area includes the Central Valley area from Sacramento, California to Bakersfield, California.

During 2022, we focused on asset quality, loan growth, and capital adequacy. We also focused on assuring that competitive products and services were made available to our clients while adjusting to the many new laws and regulations that affect the banking industry.

As of December 31, 2022, the Bank operated 19 full-service offices. Additionally, the Bank maintains a Commercial Real Estate Division, an Agribusiness Center and a SBA Lending Division. The Real Estate Division processes or assists in processing the majority of the Bank's real estate related transactions, including interim construction loans for single family residences and commercial buildings. We offer permanent single family residential loans through our mortgage broker services.

ECONOMIC CONDITIONS

Recent economics within California, the Central Valley, and Greater Sacramento Region, including unemployment rates and housing prices are showing moderate and steady improvement. We only conduct business in the state of California.

Agriculture and agricultural-related businesses remain a critical part of the Central Valley's economy. The Valley's agricultural production is widely diversified, producing nuts, vegetables, fruit, cattle, dairy products, and cotton. The continued future success of agriculture related businesses is highly dependent on the availability of water and is subject to fluctuation in worldwide commodity prices, currency exchanges, and demand. From time to time, California experiences severe droughts or adverse weather issues, which could significantly harm the business of our customers and the credit quality of the loans to those customers. Despite a good start to the current rainy season, California has been experiencing significant drought conditions for many years which impacts surface water deliveries to customers. In reaction to these conditions, we closely monitor the surface water availability with customer specific budgeting and third party information and surveys. There are also certain regulatory impacts that limit the water than can be pumped from underground sources. Both sources are closely considered and monitored in the granting and monitoring of our loan exposures, along with related issues affecting our customers. We closely monitor the water resources and the related issues affecting our customers, and we will remain vigilant for identifying signs of deterioration within the loan portfolio in an effort to manage credit quality and work with borrowers where possible to mitigate any losses.

As a whole, the loan portfolio may be subject to the impact of changes in interest rates, a decline in economic conditions in the Central Valley and the Greater Sacramento Region, and inflation.

OVERVIEW

Diluted earnings per share (EPS) for the year ended December 31, 2022 was $2.27 compared to $2.31 and $1.62 for the years ended December 31, 2021 and 2020, respectively. Net income for 2022 was $26,645,000 compared to $28,401,000 and $20,347,000 for the years ended December 31, 2021 and 2020, respectively. The decrease in net income for 2022 compared to 2021 was driven by a reversal of provision for credit losses in 2021 compared to a provision in 2022, an increase in net realized losses on sales and calls of investment securities, compared to net gains in 2021, a decrease in loan placement fees, and an increase in non-interest expense. This was offset by an increase in net interest income, an increase in interchange fees, a decrease in the provision for income taxes, and an increase in service charge income. Total assets at December 31, 2022 were $2,422,519,000 compared to $2,450,139,000 at December 31, 2021.

Return on average equity ("ROE") for 2022 was 14.25% compared to 11.50% and 8.85% for 2021 and 2020, respectively. Return on average assets ("ROA") for 2022 was 1.09% compared to 1.25% and 1.11% for 2021 and 2020, respectively. Total equity was $174,660,000 at December 31, 2022 compared to $247,845,000 at December 31, 2021. The decrease in shareholders' equity is the result of a decrease in accumulated other comprehensive income (AOCI) of $88,859,000, the payment of common stock cash dividends of $5,638,000 and the repurchase and retirement of common stock of $6,814,000, offset primarily by an increase in retained earnings from our net income of $26,645,000. The decrease in AOCI was the result of an increase in the unrealized loss on the Company's investment portfolio.

Average total loans (including nonaccrual) increased $64,266,000 or 6.01% to $1,133,919,000 in 2022 compared to $1,069,653,000 in 2021. In 2022 we recorded a provision for credit losses of $1,000,000, compared to a reversal of provision of $4,300,000 in 2021, and a provision of $3,275,000 in 2020. The Company had no nonperforming assets at December 31, 2022. At December 31, 2021, nonperforming assets totaled $946,000. Net loan loss recoveries for 2022 were $248,000 compared to net loan loss recoveries in the amount of $985,000 for 2021 and net loan loss recoveries in the amount of $510,000 for 2020. Refer to "Asset Quality" below for further information.

Dividend Declared

The Company declared a $0.12 per common share cash dividend, payable on February 24, 2023 to shareholders of record on February 10, 2023.

Key Factors in Evaluating Financial Condition and Operating Performance

In evaluating our financial condition and operating performance, we focus on several key factors including:

- Return to our shareholders;
- Return on average assets;
- Development of revenue streams, including net interest income and non-interest income;
- Asset quality;

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

OVERVIEW (Continued)

- Asset growth;
- Capital adequacy;
- Operating efficiency; and
- Liquidity.

Return to Our Shareholders

One measure of our return to our shareholders is the return on average equity (ROE), which is a ratio that measures net income divided by average shareholders' equity. Our ROE was 14.25% for the year ended 2022 compared to 11.50% and 8.85% for the years ended 2021 and 2020, respectively.

Our net income for the year ended December 31, 2022 decreased $1,756,000 compared to 2021 and increased $8,054,000 in 2021 compared to 2020. Contributing to the decrease during 2022, compared to 2021, was a provision for credit losses, compared to a reversal in 2021, an increase in net realized losses on sales and calls of investment securities, compared to net gains in 2021, a decrease in loan placement fees, and an increase in non-interest expense. These were partially offset by an increase in net interest income, an increase in interchange fees, a decrease in the provision for income taxes, and an increase in service charge income. During 2021, net income compared to 2020 was impacted by a reversal in the provision for credit losses and an increase in net interest income.

Net interest income increased because of increases in loan and fee income and increases in interest income on investments, offset by an increase in interest expense. For 2022, our net interest margin (NIM) decreased 2 basis points to 3.52% compared to 2021 as a result of yield changes and asset mix changes. Net interest income was positively impacted by the accretion of the loan marks on acquired loans in the amount of $521,000 and $802,000 for the year ended December 31, 2022 and 2021, respectively. In addition, net interest income before the provision for credit losses for the year ended December 31, 2022 benefited by approximately $649,000 in nonrecurring income from prepayment penalties and payoff of loans, as compared to $676,000 for the year ended December 31, 2021. Excluding these reversals and benefits, net interest income for the year ended December 31, 2022 increased by $7,320,000 compared to the year ended December 31, 2021.

Non-interest income decreased 43.88% in 2022 compared to 2021 primarily due to a $2,231,000 increase in net realized losses on sales and calls of investment securities, a decrease of $1,012,000 in other income, and a decrease in loan placement fees of $1,075,000, partially offset by an increase in service charge income of $113,000, an increase in interchange fees of $63,000, and an increase in appreciation in cash surrender value of bank-owned life insurance of $145,000.

Non-interest expenses increased $637,000 or 1.33% to $48,479,000 in 2022 compared to $47,842,000 in 2021. The net increase year over year resulted from increases in information technology of $476,000, salaries and employee benefits of $197,000, regulatory assessments of $20,000, occupancy and equipment expenses of $249,000, donations of $28,000, general insurance of $35,000, telephone of $152,000, armored courier of $2,000, travel and mileage of $67,000, risk management expenses of $5,000, operating losses of $113,000, and advertising expenses of $30,000, partially offset by decreases in alarm expenses of $10,000, postage of $46,000, personnel of $51,000, professional services of $146,000, loan related expenses of $16,000, Internet banking expenses of $186,000, directors' expenses of $140,000, stationary and supplies of $5,000, amortization of software of $15,000, and amortization of core deposit intangible of $207,000, in 2022 compared to 2021.

The Company recorded an income tax provision of $8,496,000 for the year ended December 31, 2022, compared to $9,616,000 for the year ended December 31, 2021, and $6,914,000 for the year ended December 31, 2020. Basic EPS was $2.27 for 2022 compared to $2.32 and $1.62 for 2021 and 2020, respectively. Diluted EPS was $2.27 for 2022 compared to $2.31 and $1.62 for 2021 and 2020, respectively.

Return on Average Assets

Our ROA is a ratio that measures our performance compared with other banks and bank holding companies. Our ROA for the year ended 2022 was 1.09% compared to 1.25% and 1.11% for the years ended December 31, 2021 and 2020, respectively. The 2022 decrease in ROA is primarily due to the decrease in net income, and the increase in average assets. Annualized ROA for our peer group was 1.10% at December 31, 2022. Peer group information from S&P Global Market Intelligence data includes bank holding companies in central California with assets from $1 billion to $3.5 billion.

Development of Revenue Streams

Over the past several years, we have focused on not only our net income, but improving the consistency of our revenue streams in order to create more predictable future earnings and reduce the effect of changes in our operating environment on our net income. Specifically, we have focused on net interest income through a variety of strategies, including increases in average interest earning assets, and minimizing the effects of the recent interest rate changes on our net interest margin by focusing on core deposits and managing our cost of funds. Our net interest margin (fully tax equivalent basis) was 3.52% for the year ended December 31, 2022, compared to 3.54% and 3.87% for the years ended December 31, 2021 and 2020, respectively. The decrease in 2022 net interest margin compared to 2021, resulted from the decrease in the yield on the Company's loan portfolio, and an increase in the balance of average interest earning assets. The effective tax equivalent yield on total earning assets increased 5 basis points, while the cost of total interest-bearing liabilities increased 16 basis points to 0.28% for the year ended December 31, 2022. Our cost of total deposits in 2022 and 2021 was 0.06% and 0.05%, respectively, compared to 0.09% for the same period in 2020. Our net interest income before provision for credit losses increased $7,012,000 or 9.66% to $79,566,000 for the year ended 2022 compared to $72,554,000 and $64,423,000 for the years ended 2021 and 2020, respectively.

Our non-interest income is generally made up of service charges and fees on deposit accounts, fee income from loan placements, appreciation in cash surrender value of bank-owned life insurance, and net gains or losses from sales and calls of investment securities. Non-interest income in 2022 decreased $3,951,000 or 43.88% to $5,054,000 compared to $9,005,000 in 2021 and $13,797,000 in 2020. The decrease resulted primarily from an increase in net realized losses on sales and calls of investment securities, compared to a gain in 2021, a decrease in loan placement fees, and a decrease in other income, partially offset by an increase in service charge income, an increase in interchange fees, an increase in FHLB dividends, and an increase in appreciation in cash surrender value of bank-owned life insurance compared to 2021. Further detail on non-interest income is provided below.

Asset Quality

For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of classified and nonperforming loans, and is a key element in estimating the future earnings of a company. There were no nonperforming assets or nonperforming loans at December 31, 2022, compared to $946,000 in nonperforming assets, which were nonperforming loans, at December 31, 2021. Nonperforming assets totaled 0.09% of gross loans as of December 31, 2021. The ratio of nonperforming loans to total loans was 0.09% as of December 31, 2021.

The Company had no other real estate owned at December 31, 2022, or December 31, 2021. No foreclosed assets were recorded at December 31, 2022 or December 31, 2021. Management maintains certain loans that have been brought current by the borrower (less than 30 days delinquent) on nonaccrual status until such time as management has determined that the loans are likely to remain current in future periods.

The allowance for credit losses as a percentage of outstanding loan balance was 0.86% as of December 31, 2022 and 0.92% as of December 31, 2021. The ratio of net recoveries to average loans was 0.02% as of December 31, 2022 and 0.09% as of December 31, 2021.

Asset Growth

As revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact in increasing net income and therefore ROE and ROA. The majority of our assets are loans and investment securities, and the majority of our liabilities are deposits, and therefore the ability to generate deposits as a funding source for loans and investments is fundamental to our asset growth. Total assets decreased 1.13% during 2022 to $2,422,519,000 as of December 31, 2022 from $2,450,139,000 as of December 31, 2021. Total gross loans increased 20.90% to $1,256,304,000 as of December 31, 2022, compared to $1,039,111,000 at December 31, 2021. Total investment securities decreased 13.98% to $960,490,000 as of December 31, 2022 compared to $1,116,624,000 as of December 31, 2021. Total deposits decreased 1.09% to $2,099,649,000 as of December 31, 2022 compared to $2,122,797,000 as of December 31, 2021. Our loan to deposit ratio at December 31, 2022 was 59.83% compared to 48.95% at December 31, 2021. The loan to deposit ratio of our peers was 77.00% at December 31, 2022. Peer group information from S&P Global Market Intelligence data includes bank holding companies in central California with assets from $1 billion to $3.5 billion.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

Capital Adequacy

At December 31, 2022, we had a total capital to risk-weighted assets ratio of 14.92%, a Tier 1 risk-based capital ratio of 12.22%, common equity Tier 1 ratio of 11.92%, and a leverage ratio of 8.37%. At December 31, 2021, we had a total capital to risk-weighted assets ratio of 15.80%, a Tier 1 risk-based capital ratio of 12.82%, common equity Tier 1 ratio of 12.48%, and a leverage ratio of 8.03%. At December 31, 2022, on a stand-alone basis, the Bank had a total risk-based capital ratio of 16.53%, a Tier 1 risk based capital ratio of 15.87%, common equity Tier 1 ratio of 15.87%, and a leverage ratio of 10.86%. At December 31, 2021, the Bank had a total risk-based capital ratio of 14.18%, Tier 1 risk-based capital of 13.52% and a leverage ratio of 8.47%. *Note 13* of the audited Consolidated Financial Statements provides more detailed information concerning the Company's capital amounts and ratios. As of December 31, 2022, the Bank met or exceeded all of their capital requirements inclusive of the capital buffer. The Bank's capital ratios exceeded the regulatory guidelines for a well-capitalized financial institution under the Basel III regulatory requirements at December 31, 2022.

Operating Efficiency

Operating efficiency is the measure of how efficiently earnings before taxes are generated as a percentage of revenue. A lower ratio represents greater efficiency. The Company's efficiency ratio (operating expenses, excluding amortization of intangibles and foreclosed property expense, divided by net interest income plus non-interest income, excluding net gains and losses from sale of securities) was 54.51% for 2022 compared to 57.16% for 2021 and 64.08% for 2020. The improvement in the efficiency ratio in 2022 was due to the growth in non-interest income outpacing the increase in non-interest expense. The Company's net interest income before provision for credit losses plus non-interest income increased 3.75% to $84,620,000 in 2022 compared to $81,559,000 in 2021 and $78,220,000 in 2020, while operating expenses increased 1.33% in 2022, 0.33% in 2021, and 3.44% in 2020.

Liquidity

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include providing for customers' credit needs, funding of securities purchases, and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our management and Directors' Asset/Liability Committee. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flows for off-balance sheet commitments. Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and, to a lesser extent, broker deposits, Federal funds facilities and advances from the Federal Home Loan Bank of San Francisco. We have available unsecured lines of credit with correspondent banks totaling approximately $110,000,000 and secured borrowing lines of approximately

$319,309,000 with the Federal Home Loan Bank. These funding sources are augmented by collection of principal and interest on loans, the routine maturities and pay downs of securities from our investment securities portfolio, the stability of our core deposits, and the ability to sell investment securities. Primary uses of funds include origination and purchases of loans, withdrawals of and interest payments on deposits, purchases of investment securities, and payment of operating expenses.

We had liquid assets (cash and due from banks, interest-earning deposits in other banks, Federal funds sold, equity securities, and available-for-sale securities) totaling $686,553,000 or 28.34% of total assets at December 31, 2022 and $1,280,091,000 or 52.25% of total assets as of December 31, 2021.

RESULTS OF OPERATIONS

NET INCOME

Net income was $26,645,000 in 2022 compared to $28,401,000 and $20,347,000 in 2021 and 2020, respectively. Basic earnings per share was $2.27, $2.32, and $1.62 for 2022, 2021, and 2020, respectively. Diluted earnings per share was $2.27, $2.31, and $1.62 for 2022, 2021, and 2020, respectively. ROE was 14.25% for 2022 compared to 11.50% for 2021 and 8.85% for 2020. ROA for 2022 was 1.09% compared to 1.25% for 2021 and 1.11% for 2020.

The decrease in net income for 2022 compared to 2021 was driven by a provision for credit losses compared to a reversal of provision for credit losses in 2021, an increase in non-interest expense, an increase in net realized losses on sales and calls of investment securities, compared to a gain in 2021, an increase in non-interest expense, and a decrease in loan placement fees, partially offset by an increase in net interest income, an increase in interchange fees, a decrease in the provision for income taxes, and an increase in service charge income. The increase in net income for 2021 compared to 2020 was primarily due to a reversal of provision for credit losses, an increase in net interest income, and an increase in interchange fees, partially offset by an increase in the provision for income taxes, an increase in non-interest expense, a decrease in net realized gains on sales and calls of investment securities, a decrease in loan placement fees, and a decrease in service charge income.

INTEREST INCOME AND EXPENSE

Net interest income is the most significant component of our income from operations. Net interest income (the interest rate spread) is the difference between the gross interest and fees earned on the loan and investment portfolios and the interest paid on deposits and other borrowings. Net interest income depends on the volume of and interest rate earned on interest-earning assets and the volume of and interest rate paid on interest-bearing liabilities.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and nonaccrual loans are not included as interest-earning assets for purposes of this table.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INTEREST INCOME AND EXPENSE (Continued)

SCHEDULE OF AVERAGE BALANCES, AVERAGE YIELDS AND RATES (Dollars in thousands)	Year Ended December 31, 2022			Year Ended December 31, 2021			Year Ended December 31, 2020		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS									
Interest-earning deposits in other banks	$ 48,032	$ 391	0.81%	$ 104,710	$ 129	0.12%	$ 76,924	$ 246	0.32%
Securities									
Taxable securities	862,079	20,011	2.32%	678,093	14,044	2.07%	479,894	11,740	2.45%
Non-taxable securities (1)	270,014	8,454	3.13%	238,870	7,096	2.97%	66,299	2,489	3.75%
Total investment securities	1,132,093	28,465	2.51%	916,963	21,140	2.31%	546,193	14,229	2.61%
Total securities and interest-earning deposits	1,180,125	28,856	2.45%	1,021,673	21,269	2.08%	623,117	14,475	2.32%
Loans (2) (3)	1,133,641	55,907	4.93%	1,067,316	54,077	5.07%	1,053,450	52,066	4.94%
Total interest-earning assets	2,313,766	$ 84,763	3.66%	2,088,989	$ 75,346	3.61%	1,676,567	$ 66,541	3.97%
Allowance for credit losses	(10,005)			(11,482)			(12,242)		
Nonaccrual loans	278			2,337			2,262		
Cash and due from banks	36,491			38,202			27,575		
Bank premises and equipment	8,092			8,436			7,476		
Other assets	90,772			141,133			131,349		
Total average assets	$ 2,439,394			$ 2,267,615			$ 1,832,987		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings and NOW accounts	$ 581,285	$ 232	0.04%	$ 529,043	$ 182	0.03%	$ 433,742	$ 341	0.08%
Money market accounts	486,823	848	0.17%	455,575	661	0.15%	300,603	542	0.18%
Time certificates of deposit	81,473	117	0.14%	89,875	193	0.21%	89,610	582	0.65%
Total interest-bearing deposits	1,149,581	1,197	0.10%	1,074,493	1,036	0.10%	823,955	1,465	0.18%
Other borrowed funds	63,752	2,225	3.49%	9,864	266	2.70%	5,155	130	2.52%
Total interest-bearing liabilities	1,213,333	$ 3,422	0.28%	1,084,357	$ 1,302	0.12%	829,110	$ 1,595	0.19%
Non-interest bearing demand deposits	1,006,511			900,083			744,239		
Other liabilities	32,532			36,311			29,831		
Shareholders' equity	187,018			246,864			229,807		
Total average liabilities and shareholders' equity	$ 2,439,394			$ 2,267,615			$ 1,832,987		
Interest income and rate earned on average earning assets		$ 84,763	3.66%		$ 75,346	3.61%		$ 66,541	3.97%
Interest expense and interest cost related to average interest-bearing liabilities		3,422	0.28%		1,302	0.12%		1,595	0.19%
Net interest income and net interest margin (4)		$ 81,341	3.52%		$ 74,044	3.54%		$ 64,946	3.87%

(1) Interest income is calculated on a fully tax equivalent basis, which includes Federal tax benefits relating to income earned on municipal bonds totaling $1,775, $1,490, and $523 in 2022, 2021, and 2020, respectively.

(2) Loan interest income includes loan fees of $274 in 2022, $6,474 in 2021, and $2,234 in 2020.

(3) Average loans do not include nonaccrual loans.

(4) Net interest margin is computed by dividing net interest income by total average interest-earning assets.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INTEREST INCOME AND EXPENSE (Continued)

The following table sets forth a summary of the changes in interest income and interest expense due to changes in average asset and liability balances (volume) and changes in average interest rates for the periods indicated. The change in interest due to both rate and volume has been allocated to the change in rate.

(In thousands) Changes in Volume/Rate	For the Years Ended December 31, 2022 Compared to 2021			For the Years Ended December 31, 2021 Compared to 2020		
	Volume	Rate	Net	Volume	Rate	Net
Increase (decrease) due to changes in:						
Interest income:						
Interest-earning deposits in other banks	$ (69)	$ 331	$ 262	$ 88	$ (205)	$ (117)
Investment securities:						
Taxable	3,811	2,154	5,965	4,848	(2,544)	2,304
Non-taxable (1)	925	433	1,358	6,478	(1,871)	4,607
Total investment securities	4,736	2,587	7,323	11,326	(4,415)	6,911
Loans	3,360	(1,530)	1,830	685	1,326	2,011
Total earning assets (1)	8,027	1,388	9,415	12,099	(3,294)	8,805
Interest expense:						
Deposits:						
Savings, NOW and MMA	62	174	236	353	(393)	(40)
Time certificate of deposits	(18)	(58)	(76)	1	(390)	(389)
Total interest-bearing deposits	44	116	160	354	(783)	(429)
Other borrowed funds	1,453	506	1,959	119	17	136
Total interest bearing liabilities	1,497	622	2,119	473	(766)	(293)
Net interest income (1)	$ 6,530	$ 766	$ 7,296	$ 11,626	$ (2,528)	$ 9,098

(1) Computed on a tax equivalent basis for securities exempt from federal income taxes.

Interest and fee income from loans increased $1,830,000 or 3.38% in 2022 compared to 2021. Interest and fee income from loans increased $2,011,000 or 3.86% in 2021 compared to 2020. The increase in 2022 is primarily attributable to an increase in average total loans outstanding.

Average total loans, including nonaccrual loans, for 2022 increased $64,266,000 to $1,133,919,000 compared to $1,069,653,000 for 2021 and $1,055,712,000 for 2020. The yield on loans for 2022 was 4.93% compared to 5.07% and 4.94% for 2021 and 2020, respectively. The impact to interest income from the accretion of the loan marks on acquired loans was an decrease to $521,000 from $802,000 for the years ended December 31, 2022 and 2021, respectively. Additionally, 2021 included $6,205,000 in commercial loan fees from PPP activity compared to $120,000 in 2022.

Interest income from total investments on a non tax-equivalent basis, (total investments include investment securities, Federal funds sold, interest-bearing deposits in other banks, and other securities), increased $7,302,000 or 36.92% in 2022 compared to 2021. The yield on average investments increased 37 basis points to 2.45% for the year ended December 31, 2022 from 2.08% for the year ended December 31, 2021. Average total investments increased $158,452,000 to $1,180,125,000 in 2022 compared to $1,021,673,000 in 2021. In 2021, total investment income on a non tax-equivalent basis increased $5,827,000 or 41.76% compared to 2020.

Our investment portfolio consists primarily of securities issued by U.S. Government sponsored entities and agencies collateralized by mortgage backed obligations and obligations of states and political subdivision securities. However, a significant portion of the investment portfolio is mortgage-backed securities (MBS) and collateralized mortgage obligations (CMOs). At December 31, 2022, we held $465,035,000 or 48.75% of the total market value of the investment portfolio in MBS and CMOs with an average yield of 4.42%. We invested in CMOs and MBS as part of our overall strategy to increase our net interest margin. CMOs and MBS by their nature are affected by prepayments which are impacted by changes in interest rates. In a normal declining rate environment, prepayments from MBS and CMOs would be expected to increase and the expected life of the investment would be expected to shorten. However, as interest rates have increased, prepayments likely have decline and therefore the average life of the MBS and CMOs are expected to extend. However, in the current economic environment, prepayments may not behave according to historical norms. Premium amortization and discount accretion of these investments affects our net interest income. Management monitors the prepayment trends of these investments and adjusts premium amortization and discount accretion based on several factors. These factors include the type of investment, the investment structure, interest rates, interest rates on new mortgage loans, expectation of interest rate changes, current economic conditions, the level of principal remaining on the bond, the bond coupon rate, the bond origination date, and volume of available bonds in market. The calculation of premium amortization and discount accretion is by its nature inexact, and represents management's best estimate of principal pay downs inherent in the total investment portfolio.

The cumulative net-of-tax effect of the change in market value of the available-for-sale investment portfolio as of December 31, 2022 was an unrealized loss of $81,227,000 and is reflected in the Company's equity. At December 31, 2022, the effective duration of the investment portfolio was 4.85 years and the market value reflected a pre-tax unrealized loss of $91,643,000. Management reviews market value declines on individual investment securities to determine whether they represent other-than-temporary impairment (OTTI). For the years ended December 31, 2022, 2021, and 2020, no OTTI was recorded. Future deterioration in the market values of our investment securities may require the Company to recognize OTTI losses.

A component of the Company's strategic plan has been to use its investment portfolio to offset, in part, its interest rate risk relating to variable rate loans. Measured at December 31, 2022, an immediate rate increase of 200 basis points would result in an estimated decrease in the market value of the investment portfolio by approximately $61,000. Conversely, with an immediate rate decrease of 200 basis points, the estimated increase in the market value of the investment portfolio would be $60,000. The modeling environment assumes management would take no action during an immediate shock of 200 basis points. However, the Company uses those increments to measure its interest rate risk in accordance with regulatory requirements and to measure the possible future risk in the investment portfolio. For further discussion of the Company's market risk, refer to Quantitative and Qualitative Disclosures about Market Risk.

Management's review of all investments before purchase includes an analysis of how the security will perform under several interest rate scenarios to monitor whether investments are consistent with our investment policy. The policy addresses issues of average life, duration, and concentration guidelines, prohibited investments, impairment, and prohibited practices.

Total interest income in 2022 increased $9,132,000 to $82,988,000 compared to $73,856,000 in 2021 and $66,018,000 in 2020, respectively. The increase in 2022 was the result of yield changes and asset mix changes. The tax-equivalent yield on interest earning assets increased to 3.66% for the year ended December 31, 2022 from 3.61% for the year ended December 31, 2021. Average interest earning assets increased to $2,313,766,000 for the year ended December 31, 2022 compared to $2,088,989,000 for the year ended December 31, 2021. Average interest-earning deposits in other banks decreased $56,678,000 in 2022 compared to 2021. Average yield on these deposits was 0.81% compared to 0.12% on December 31, 2022 and December 31, 2021 respectively. Average investments and interest-earning deposits increased $158,452,000 and the tax equivalent yield on those assets increased 37 basis points. Average total loans increased $64,266,000 but the yield on average loans decreased 14 basis points.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INTEREST INCOME AND EXPENSE (Continued)

The increase in total interest income for 2021 was the result of yield changes, the decrease in interest rates being offset by asset mix changes. The tax-equivalent yield on interest-earning assets decreased to 3.61% for the year ended December 31, 2021 from 3.97% for the year ended December 31, 2020. Average interest-earning assets increased to $2,088,989,000 for the year ended December 31, 2021 compared to $1,676,567,000 for the year ended December 31, 2020. Average total loans increased and the yield on average loans increased 13 basis points.

Interest expense on deposits in 2022 increased $161,000 or 15.54% to $1,197,000 compared to $1,036,000 in 2021 and decreased $268,000 as compared to 2020. The yield on interest-bearing deposits remained unchanged at 0.10% in 2022 and 2021. The yield on interest-bearing deposits decreased 8 basis points to 0.10% in 2021 from 0.18% in 2020. Average interest-bearing deposits were $1,149,581,000 for 2022 compared to $1,074,493,000 and $823,955,000 for 2021 and 2020, respectively.

Average other borrowings were $63,752,000 with an effective rate of 3.49% for 2022 compared to $9,864,000 with an effective rate of 2.70% for 2021. In 2020, the average other borrowings were $5,155,000 with an effective rate of 2.52%. Included in other borrowings are the junior subordinated deferrable interest debentures acquired from Service 1st, subordinated debt, senior debit, advances on lines of credit, advances from the Federal Home Loan Bank (FHLB), and overnight borrowings. The junior subordinated debentures carry a floating rate based on the three month LIBOR plus a margin of 1.60%. The rate was 5.68% for 2022, 1.73% for 2021, and 1.84% for 2020. The subordinated debt, issued in 2021, bears a fixed interest rate of 3.125% per year. The senior debt secured from Bell Bank has an interest rate cap of 6.75% which was reached in 2022.

The cost of all interest-bearing liabilities was 0.28% and 0.12% basis points for 2022 and 2021, respectively, compared to 0.19% for 2020. The cost of total deposits was 0.06% for the year ended December 31, 2022, compared to 0.05% and 0.09% for the years ended December 31, 2021 and 2020, respectively. Average demand deposits increased 11.82% to $1,006,511,000 in 2022 compared to $900,083,000 for 2021 and $744,239,000 for 2020. The ratio of average non-interest demand deposits to average total deposits increased to 46.68% for 2022 compared to 45.58% and 47.46% for 2021 and 2020, respectively.

NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES

Net interest income before provision for credit losses for 2022 increased $7,012,000 or 9.66% to $79,566,000 compared to $72,554,000 for 2021 and $64,423,000 for 2020. The increase in 2022 was a result of yield changes, asset mix changes, and an increase in average earning assets, offset by an increase in average interest bearing liabilities. Our net interest margin (NIM) decreased 2 basis points. Yield on interest earning assets increased 5 basis points. The decrease in net interest margin in the period-to-period comparison resulted primarily from the increase in interest expense. Net interest income before provision for credit losses increased $8,131,000 in 2021 compared to 2020, primarily due yield changes and asset mix changes. Average interest-earning assets were $2,313,766,000 for the year ended December 31, 2022 with a NIM of 3.52% compared to $2,088,989,000 with a NIM of 3.54% in 2021, and $1,676,567,000 with a NIM of 3.87% in 2020. For a discussion of the repricing of our assets and liabilities, refer to Quantitative and Qualitative Disclosure about Market Risk.

PROVISION FOR CREDIT LOSSES

We provide for probable incurred credit losses through a charge to operating income based upon the composition of the loan portfolio, delinquency levels, historical losses, and nonperforming assets, economic and environmental conditions and other factors which, in management's judgment, deserve recognition in estimating credit losses. Credit risk is inherent in the business of making loans. Credit risk is inherent in the business of making loans. The Company establishes an allowance for credit losses on loans through charges to earnings, which are presented in the statements of income as the provision for credit losses on loans. Specifically identifiable and quantifiable known losses are promptly charged off against the allowance. Loans are charged off when they are considered uncollectible or when

continuance as an active earning bank asset is not warranted.

The provision for credit losses on loans is determined by conducting a quarterly evaluation of the adequacy of the Company's allowance for credit losses on loans and charging the shortfall or excess, if any, to the current quarter's expense. This has the effect of creating variability in the amount and frequency of charges to the Company's earnings. The provision for credit losses on loans and level of allowance for each period are dependent upon many factors, including loan growth, net charge offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in the Company's market area.

The establishment of an adequate credit allowance is based on an allowance model that utilizes qualitative and quantitative factors, historical losses, loan level risk ratings and portfolio management tools. The Board of Directors has established initial responsibility for the accuracy of credit risk ratings with the individual credit officer and oversight from Credit Administration who ensures the accuracy of the risk ratings. Quarterly, the credit officers must certify the current risk ratings of the loans in their portfolio. Credit Administration reviews the certifications and reports to the Board of Directors Audit/Compliance Committee. At least annually the loan portfolio, including risk ratings, is reviewed by a third party credit reviewer. Regulatory agencies also review the loan portfolio on a periodic basis. See *"Allowance for Credit Losses"* for more information on the Company's Allowance for Loan Loss.

During the year ended December 31, 2022, the Company recorded a provision for credit losses of $1,000,000 compared to a reversal of provision of $4,300,000 in 2021. A provision of $3,275,000 was recorded for 2020. The recorded provisions to the allowance for credit losses are primarily the result of our assessment of the overall adequacy of the allowance for credit losses considering a number of factors as discussed in the "Allowance for Credit Losses" section.

During the years ended December 31, 2022, 2021 and 2020 the Company had net recoveries totaling $248,000, $985,000, and $510,000, respectively. The net recovery ratio, which reflects net recoveries to average loans, was 0.02%, 0.09% and 0.05% for 2022, 2021, and 2020, respectively.

Economic pressures may negatively impact the financial condition of borrowers to whom the Company has extended credit and as a result, when negative economic conditions are anticipated, we may be required to make significant provisions to the allowance for credit losses. The Bank conducts banking operations principally in California's Central Valley. The Central Valley is largely dependent on agriculture. The agricultural economy in the Central Valley is therefore important to our business, financial performance and results of operations. We are also dependent in a large part upon the business activity, population growth, income levels and real estate activity in this market area. A downturn in agriculture and the agricultural related businesses could have a material adverse effect our business, results of operations and financial condition. The agricultural industry has been affected by declines in prices and the changes in yields on various crops and other agricultural commodities. Similarly, weaker prices could reduce the cash flows generated by farms and the value of agricultural land in our local markets and thereby increase the risk of default by our borrowers or reduce the foreclosure value of agricultural land and equipment that serve as collateral for our loans. Further declines in commodity prices or collateral values may increase the incidence of default by our borrowers. Moreover, weaker prices might threaten farming operations in the Central Valley, reducing market demand for agricultural lending. In particular, farm income has seen recent declines, and in line with the downturn in farm income, farmland prices are coming under pressure.

We have been and will continue to be proactive in looking for signs of deterioration within the loan portfolio in an effort to manage credit quality and work with borrowers where possible to mitigate losses. As of December 31, 2022, there were $27.8 million in classified loans of which $1.7 million related to commercial and industrial loans, $2.2 million to real estate owner occupied, and $5.4 million to agricultural production. This compares to $8.5 million in classified loans as of December 31, 2021 of which $2.6 million related to commercial and industrial, $2.4 million to agricultural production, and $3.6 million to real estate owner occupied.

As of December 31, 2022, we believe, based on all current and available information, the allowance for credit losses is adequate to absorb probable incurred losses within the loan portfolio; however, no assurance can be given that we may not sustain charge-offs which are in excess of the allowance in any given period. Refer to "Allowance for Credit Losses" below for further information.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES

Net interest income, after the provision for credit losses was $78,566,000 for 2022 compared to $76,854,000 and $61,148,000 for 2021 and 2020, respectively.

NON-INTEREST INCOME

Non-interest income is comprised of customer service charges, gains on sales and calls of investment securities, income from appreciation in cash surrender value of bank owned life insurance, loan placement fees, Federal Home Loan Bank dividends, and other income. Non-interest income was $5,054,000 in 2022 compared to $9,005,000 and $13,797,000 in 2021 and 2020, respectively. The $3,951,000 or 43.88% decrease in non-interest income in 2022 was driven by an increase of $2,231,000 in net realized losses on sales and calls of investment securities, a decrease of $1,012,000 in other income, and a decrease in loan placement fees of $1,075,000, partially offset by an increase in service charge income of $113,000, an increase in interchange fees of $63,000 and an increase in appreciation in cash surrender value of bank-owned life insurance of $145,000. The $4,792,000 or 34.73% decrease in non-interest income in 2021 was driven by a decrease of $3,751,000 in net realized gains on sales and calls of investment securities, a decrease of $1,118,000 in other income, a decrease in service charge income of $170,000, and a decrease in loan placement fees of $317,000, partially offset by an increase in interchange fees of $437,000 and an increase in appreciation in cash surrender value of bank-owned life insurance of $129,000. Other income for the year ended December 31, 2020 included a $1,167,000 gain related to the collection of tax-exempt life insurance proceeds.

Customer service charges increased $113,000 to $2,014,000 in 2022 compared to $1,901,000 in 2021. Service charges were $2,071,000 in 2020. The decrease in 2021 resulted from decreases in our NSF fees and lower analysis service charge income.

During the year ended December 31, 2022, we realized net losses on sales and calls of investment securities of $1,730,000, compared to net gains of $501,000 in 2021 and $4,252,000 in 2020. The net gains in 2021, and 2020 were the results of partial restructuring of the investment portfolio designed to improve the future performance of the portfolio. Realized loss recorded in 2022 was the result of strategic decisions to reduce the overall impact of the Company's investment portfolio. See *Note 3* to the audited Consolidated Financial Statements for more detail.

Income from the appreciation in cash surrender value of bank owned life insurance (BOLI) totaled $985,000 in 2022 compared to $840,000 and $711,000 in 2021 and 2020, respectively. The Bank's salary continuation and deferred compensation plans and the related BOLI are used as retention tools for directors and key executives of the Bank.

Interchange fees totaled $1,847,000 in 2022 compared to $1,784,000 and $1,347,000 in 2021 and 2020, respectively.

We earn loan placement fees from the brokerage of single-family residential mortgage loans provided for the convenience of our customers. Loan placement fees decreased $1,075,000 in 2022 to $899,000 compared to $1,974,000 in 2021 and $2,291,000 in 2020.

The Bank holds stock from the Federal Home Loan Bank in relationship with its borrowing capacity and generally receives quarterly dividends. As of December 31, 2022 and 2021, we held FHLB stock totaling $6,169,000 and $5,595,000, respectively. Dividends in 2022 increased to $367,000 compared to $321,000 in 2021 and $323,000 in 2020.

Other income decreased to $672,000 in 2022 compared to $1,684,000 and $2,802,000 in 2021 and 2020, respectively. Other income for the year ended December 31, 2020 included a $1,167,000 gain related to the collection of tax-exempt life insurance proceeds.

NON-INTEREST EXPENSES

Salaries and employee benefits, occupancy and equipment, regulatory assessments, acquisition and integration-related expenses, data processing expenses, ATM/Debit card expenses, license and maintenance contract expenses, information technology, and professional services (consisting of audit, accounting, consulting and legal fees) are the major categories of non-interest expenses. Non-interest expenses increased $637,000 or 1.33% to $48,479,000 in 2022 compared to $47,842,000 in 2021, and $47,684,000 in 2020.

Our efficiency ratio, measured as the percentage of non-interest expenses (exclusive of amortization of core deposit intangibles, other real estate owned, and repossessed asset expenses) to net interest income before provision for credit losses plus non-interest income (exclusive of realized gains or losses on sale and calls of investments) was 54.51% for 2022 compared to 57.16% for 2021 and 64.08% for 2020. The improvement in the efficiency ratio in 2022 and 2021 was due to the growth in non-interest income outpacing the increase in non-interest expense.

Salaries and employee benefits increased $197,000 or 0.69% to $28,917,000 in 2022 compared to $28,720,000 in 2021 and $28,603,000 in 2020. Full time equivalents were 248 for the year ended December 31, 2022 compared to 256 for the year ended December 31, 2021. The increase in salaries and employee benefits in 2022 compared to 2021 was the result of an increase in salaries and benefits and lower loan origination costs.

For the years ended December 31, 2022, 2021, and 2020, the compensation cost recognized for equity-based compensation was $497,000, $405,000 and $470,000, respectively. As of December 31, 2022, there was $505,000 of total unrecognized compensation cost related to non-vested equity-based compensation arrangements granted under all plans. The cost is expected to be recognized over a weighted average period of 2.01 years. See *Notes 1 and 14* to the audited Consolidated Financial Statements for more detail. No options to purchase shares of the Company's common stock were issued during the years ending December 31, 2022 and 2021. Restricted common stock awards of 56,089 and 31,496 shares were awarded in 2022 and 2021, respectively.

Occupancy and equipment expense increased $249,000 or 5.10% to $5,131,000 in 2022 compared to $4,882,000 in 2021 and $4,626,000 in 2020. The Company made no changes in its depreciation expense methodology. The Company operated 19 full-service offices at December 31, 2022 and 20 full-service offices at December 31, 2020.

Regulatory assessments were $851,000 in 2022 compared to $831,000 and $490,000 in 2021 and 2020, respectively. The assessment base for calculating the amount owed is based on the formula of average assets minus average tangible equity.

Information technology expense increased $476,000 to $3,344,000 for the year ended December 31, 2022 compared to $2,868,000 and $2,391,000 in 2021 and 2020, respectively. Data processing expenses were $2,245,000 in 2022 compared to $2,394,000 in 2021 and $2,046,000 in 2020. Professional services decreased $146,000 in 2022 compared to 2021 due to lower legal expenses and consulting fees.

Amortization of core deposit intangibles was $454,000 for 2022, $661,000 for 2021, and $695,000 for 2020. During 2022, amortization expense related to FLB core deposit intangibles ("CDI") was $317,000, and amortization expense related to Visalia Community Bank ("VCB") CDI was $137,000. During 2021, amortization expense related to FLB CDI was $423,000, amortization expense related to SVB CDI was $101,000, and amortization expense related to VCB CDI was $137,000. During 2020, amortization expense related to FLB CDI was $423,000, amortization expense related to SVB CDI was $135,000, and amortization expense related to VCB CDI was $137,000.

ATM/Debit card expenses decreased $9,000 to $809,000 for the year ended December 31, 2022 compared to $818,000 in 2021 and $819,000 in 2020. Other non-interest expenses decreased $502,000 or 13.44% to $4,236,000 in 2022 compared to $3,734,000 in 2021 and $3,688,000 in 2020.

The following table describes significant components of other non-interest expense as a percentage of average assets.

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

NON-INTEREST EXPENSES (Continued)

	For the years ended December 31,					
	Other Expense 2022	% Average Assets	Other Expense 2021	% Average Assets	Other Expense 2020	% Average Assets
	(Dollars in thousands)					
Stationery/supplies	$ 155	0.01%	$ 150	0.01%	$ 228	0.01%
Amortization of software	67	-%	82	-%	123	0.01%
Telephone	376	0.02%	224	0.01%	193	0.01%
Alarm	121	-%	131	0.01%	115	0.01%
Postage	156	0.01%	202	0.01%	191	0.01%
Armored courier fees	257	0.01%	255	0.01%	280	0.02%
Risk management expense	99	-%	94	-%	149	0.01%
Donations	225	0.01%	197	0.01%	152	0.01%
Personnel other	323	0.01%	374	0.02%	161	0.01%
Education/training	191	0.01%	198	0.01%	156	0.01%
Loan related expenses	341	0.01%	357	0.02%	293	0.02%
General insurance	237	0.01%	202	0.01%	171	0.01%
Travel and mileage expense	170	0.01%	103	-%	127	0.01%
Operating losses	260	0.01%	147	0.01%	142	0.01%
Shareholder services	110	-%	107	-%	109	0.01%
Other	1,148	0.05%	911	0.04%	1,098	0.06%
Total other non-interest expense	$ 4,236	0.17%	$ 3,734	0.17%	$ 3,688	0.22%

PROVISION FOR INCOME TAXES

Our effective income tax rate was 24.2% for 2022 compared to 25.3% for 2021 and 25.4% for 2020. The Company reported an income tax provision of $8,496,000, $9,616,000, and $6,914,000 for the years ended December 31, 2022, 2021, and 2020, respectively.

Some items of income and expense are recognized in different years for tax purposes than when applying generally accepted accounting principles leading to timing differences between the Company's actual tax liability, and the amount accrued for this liability based on book income. These temporary differences comprise the "deferred" portion of the Company's tax expense or benefit, which is accumulated on the Company's books as a deferred tax asset or deferred tax liability until such time as they reverse.

Realization of the Company's deferred tax assets is primarily dependent upon the Company generating sufficient future taxable income to obtain benefit from the reversal of net deductible temporary differences and the utilization of tax credit carryforwards and the net operating loss carryforwards for Federal and California state income tax purposes. The amount of deferred tax assets considered realizable is subject to adjustment in future periods based on estimates of future taxable income. Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax assets will not be realized. The determination of the realization of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, including forecasts of future income, cumulative losses, applicable tax-planning strategies, and assessments of current and future economic and business conditions.

The Company had the net deferred tax assets of $43.38 million and $6.31 million at December 31, 2022 and 2021, respectively. After consideration of the matters in the preceding paragraph, the Company determined that it is more likely than not that the net deferred tax assets at December 31, 2022 and 2021 will be fully realized in future years.

FINANCIAL CONDITION

SUMMARY OF CHANGES IN CONSOLIDATED BALANCE SHEETS

Total assets were $2,422,519,000 as of December 31, 2022, compared to $2,450,139,000 as of December 31, 2021, a decrease of 1.13% or $27,620,000. Total gross loans were $1,256,304,000 as of December 31, 2022, compared to $1,039,111,000 as of December 31, 2021, an increase of $217,193,000 or 20.90%. The total investment portfolio (including Federal funds sold and interest-earning deposits in other banks) decreased 22.75% or $284,504,000 to $966,175,000. Total deposits decreased 1.09% or $23,148,000 to $2,099,649,000 as of December 31, 2022, compared to $2,122,797,000 as of December 31, 2021. Shareholders' equity decreased $73,185,000 or 29.53% to $174,660,000 as of December 31, 2022, compared to $247,845,000 as of December 31, 2021. The decrease in shareholders' equity was driven by the increase in net unrealized losses on the investment portfolio, net of estimated taxes, in accumulated other comprehensive income (AOCI), and share repurchases, partially offset by the retention of earnings, net of dividends paid. Accrued interest payable and other liabilities were $32,611,000 as of December 31, 2022, compared to $40,043,000 as of December 31, 2021, a decrease of $7,432,000.

FAIR VALUE

The Company measures the fair value of its financial instruments utilizing a hierarchical framework associated with the level of observable pricing scenarios utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of the observable pricing scenario. Financial instruments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of observable pricing and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no observable pricing and a higher degree of judgment utilized in measuring fair value. Observable pricing scenarios are impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction.

See *Note 2* of the Notes to Consolidated Financial Statements for additional information about the level of pricing transparency associated with financial instruments carried at fair value.

INVESTMENTS

The following table reflects the balances for each category of securities at year end (in thousands):

	Amortized Cost at December 31,		
Available-for-Sale Securities	2022	2021	2020
U.S. Treasury securities	$ 9,990	$ 9,988	$ -
U.S. Government agencies	107	373	651
Obligations of states and political subdivisions	201,638	512,952	361,734
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	117,292	213,471	214,203
Private label mortgage and asset backed securities	411,441	317,089	82,413
Corporate debt securities	-	44,500	30,000
Total Available-for-Sale Securities	$740,468	$1,098,373	$689,001

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INVESTMENTS (Continued)

	Amortized Cost at December 31,		
Held-to-Maturity Securities	2022	2021	2020
Obligations of states and political subdivisions	$192,004	$ -	$ -
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	10,430	-	-
Private label mortgage and asset backed securities	56,691	-	-
Corporate debt securities	45,982	-	-
Total Held-to-Maturity Securities	$305,107	$ -	$ -

Our investment portfolio consists primarily of U.S. Government sponsored entities and agencies collateralized by mortgage backed obligations and obligations of states and political subdivision securities and are classified at the date of acquisition as available-for-sale or held-to-maturity. As of December 31, 2022, investment securities with a fair value of $201,261,000, or 21.10% of our investment securities portfolio, were held as collateral for public funds, short and long-term borrowings, treasury, tax, and for other purposes. Our investment policies are established by the Board of Directors and implemented by our Investment/Asset Liability Committee. They are designed primarily to provide and maintain liquidity, to enable us to meet our pledging requirements for public money and borrowing arrangements, to generate a favorable return on investments without incurring undue interest rate and credit risk, and to complement our lending activities.

Our investment portfolio as a percentage of total assets is generally higher than our peers due primarily to our comparatively low loan-to-deposit ratio. Our loan-to-deposit ratio at December 31, 2022 was 59.83% compared to 48.95% at December 31, 2021. The loan to deposit ratio of our peers was 77.00% at December 31, 2021. Peer group information from S&P Global Market Intelligence data includes bank holding companies in central California with assets from $1 billion to $3.5 billion. The total investment portfolio, including Federal funds sold and interest-earning deposits in other banks, decreased 22.75% or $284,504,000 to $966,175,000 at December 31, 2022, from $1,250,679,000 at December 31, 2021. The market value of the portfolio reflected an unrealized loss of $91,643,000 at December 31, 2022, compared to an unrealized gain of $10,835,000 at December 31, 2021.

Losses recognized in 2022, 2021, and 2020 were incurred in order to reposition the investment securities portfolio based on the current rate environment. As market interest rates or risks associated with a security's issuer continue to change and impact the actual or perceived values of investment securities, the Company may determine that selling these securities and using proceeds to purchase securities that fit with the Company's current risk profile is appropriate and beneficial to the Company.

The Board and management have had periodic discussions about our strategy for risk management in dealing with potential losses as interest rates rise. We have been managing the portfolio with an objective of optimizing risk and return in various interest rate scenarios. We do not attempt to predict future interest rates, but we analyze the cash flows of our investment portfolio in different interest rate scenarios in connection with the rest of our balance sheet to design an investment portfolio that optimizes performance.

The Company periodically evaluates each investment security for other-than-temporary impairment, relying primarily on industry analyst reports, observation of market conditions and interest rate fluctuations. The portion of the impairment that is attributable to a shortage in the present value of expected future cash flows relative to the amortized cost should be recorded as a current period charge to earnings. The discount rate in this analysis is the original yield expected at time of purchase.

For those bonds that met the evaluation criteria, management obtained and reviewed the most recently published national credit ratings for those bonds. For those bonds that were obligations of states and political subdivisions with an investment grade rating by the rating agencies, management also evaluated the financial condition of the municipality and any applicable municipal bond insurance provider and concluded that no credit related impairment existed. There were no OTTI losses recorded during the twelve months ended December 31, 2022, 2021, or 2020.

The amortized cost, maturities and weighted average yield of investment securities at December 31, 2022 are summarized in the following table.

(Dollars in thousands) Available-for-Sale Securities	In one year or less		After one through five years		After five through ten years		After ten years		Total	
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)
Debt securities (1)										
U.S. Treasury securities	$ -	-%	$ -	-%	$ 9,990	1.25%	$ -	-%	$ 9,990	1.25%
U.S. Government agencies	-	-	-	-	-	-	107	4.25%	107	4.25%
Obligations of states and political subdivisions (2)	-	-	-	-	35,927	3.53%	165,711	4.17%	201,638	4.06%
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	35	5.92%	9,196	3.53%	108,061	4.53%	117,292	4.38%
Private label residential mortgage and asset backed securities	12,600	7.16%	51,825	5.50%	18,048	2.12%	328,968	2.85%	411,441	3.28%
	$ 12,600	7.16%	$ 51,860	5.50%	$ 73,161	3.18%	$ 602,847	3.51%	$ 740,468	3.68%

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

INVESTMENTS (Continued)

(Dollars in thousands) Held-to-Maturity Securities	In one year or less		After one through five years		After five through ten years		After ten years		Total	
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)
Debt securities (1)										
Obligations of states and political subdivisions (2)	$ -	-%	$ 132	-%	$ 51,424	2.48%	$ 140,448	3.62%	$ 192,004	3.31%
U.S. Government sponsored entities and agencies collateralized by residential mortgage obligations	-	-	-	-	-	-	10,430	3.00%	10,430	3.00%
Private label residential mortgage and asset backed securities	-	-	-	-	-	-	56,691	2.81%	56,691	2.81%
Corporate debt securities	-	-	-	-	45,982	4.40%	-	-	45,982	4.40%
	$ -	-%	$ 132	-%	$ 97,406	3.38%	$ 207,569	3.36%	$ 305,107	3.37%

(1) Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties. Expected maturities will also differ from contractual maturities due to unscheduled principal pay downs.

(2) Not computed on a tax equivalent basis.

LOANS

Total gross loans increased $217,193,000 or 20.90% to $1,256,304,000 as of December 31, 2022, compared to $1,039,111,000 as of December 31, 2021.

The following table sets forth information concerning the composition of our loan portfolio as of December 31, 2022, 2021, 2020, 2019, and 2018.

Loan Type (Dollars in thousands)	2022		2021		2020		2019		2018	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial:										
Commercial and industrial	$ 141,197	11.2%	$ 136,847	13.2%	$ 273,994	24.9%	$ 102,541	10.9%	$ 101,533	11.1%
Agricultural production	39,007	3.1%	40,860	3.9%	21,971	2.0%	23,159	2.6%	7,998	0.9%
Total commercial	180,204	14.3%	177,707	17.1%	295,965	26.9%	125,700	13.5%	109,531	12.0%
Real estate:										
Owner occupied	194,663	15.5%	212,234	20.4%	208,843	18.9%	197,946	21.0%	183,169	19.9%
Real estate-construction and other land loans	109,175	8.7%	61,586	5.9%	55,419	5.0%	73,718	7.8%	101,606	11.1%
Commercial real estate	464,809	37.1%	369,529	35.6%	338,886	30.7%	329,333	34.9%	305,118	33.2%
Agricultural real estate	117,648	9.4%	98,481	9.5%	84,258	7.6%	76,304	8.1%	76,884	8.4%
Other real estate	24,586	2.0%	26,084	2.5%	28,718	2.6%	31,241	3.3%	32,799	3.6%
Total real estate	910,881	72.7%	767,914	73.9%	716,124	64.8%	708,542	75.1%	699,576	76.2%
Consumer:										
Equity loans and lines of credit	123,581	9.8%	55,620	5.4%	55,634	5.0%	64,841	6.9%	69,958	7.6%
Consumer and installment	40,252	3.2%	36,999	3.6%	37,236	3.3%	42,782	4.5%	38,038	4.2%
Total consumer	163,833	13.0%	92,619	9.0%	92,870	8.3%	107,623	11.4%	107,996	11.8%
Deferred loan (fees) costs, net	1,386		871		(2,612)		1,515		1,592	
Total gross loans (1)	1,256,304	100.0%	1,039,111	100.0%	1,102,347	100.0%	943,380	100.0%	918,695	100.0%
Allowance for credit losses	(10,848)		(9,600)		(12,915)		(9,130)		(9,104)	
Total loans (1)	$1,245,456		$1,029,511		$1,089,432		$ 934,250		$ 909,591	
(1) Includes nonaccrual loans of:	$ -		$ 946		$ 3,278		$ 1,693		$ 2,740	

At December 31, 2022, loans acquired in the FLB, SVB and VCB acquisitions had a balance of $73,456,000, of which $2,049,000 were commercial loans, $66,583,000 were real estate loans, and $4,824,000 were consumer loans, and at December 31, 2021, the acquired loans had a balance of $93,201,000, of which $2,111,000 were commercial loans, $83,128,000 were real estate loans, and $7,962,000 were consumer loans.

LOANS (Continued)

At December 31, 2022, in management's judgment, a concentration of loans existed in commercial loans and real-estate-related loans, representing approximately 96.8% of total loans of which 14.3% were commercial and 82.5% were real-estate-related. This level of concentration is consistent with 96.4% at December 31, 2021. Although we believe the loans within this concentration have no more than the normal risk of collectability, a substantial decline in the performance of the economy in general or a decline in real estate values in our primary market areas, in particular, could have an adverse impact on collectability, increase the level of real estate-related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Company was not involved in any sub-prime mortgage lending activities during the years ended December 31, 2022 and 2021.

We believe that our commercial real estate loan underwriting policies and practices result in prudent extensions of credit, but recognize that our lending activities result in relatively high reported commercial real estate lending levels. Commercial real estate loans include certain loans which represent low to moderate risk and certain loans with higher risks. Contributing to the commercial and industrial loan growth in 2020 was the issuance of PPP loans. As of December 31, 2022, gross loans included $333,000 in PPP loans which are fully guaranteed by the SBA as compared to $18,553,000 as of December 31, 2021.

The Board of Directors review and approve concentration limits and exceptions to limitations of concentration are reported to the Board of Directors at least quarterly.

LOAN MATURITIES

The following table presents information concerning loan maturities and sensitivity to changes in interest rates of the indicated categories of our loan portfolio, as well as loans in those categories maturing after one year that have fixed or floating interest rates at December 31, 2022.

(In thousands) (net of deferred costs)	One Year or Less		After One Through Five Years		After Five Years		Total	
Loan Maturities:								
Commercial and agricultural	$	83,818	$	77,526	$	18,963	$	180,307
Real estate construction and other land loans		105,782		327		3,066		109,175
Other real estate		80,020		153,989		568,824		802,833
Consumer and installment		68,306		14,403		81,170		163,879
	$	337,926	$	246,245	$	672,023	$	1,256,194
Sensitivity to Changes in Interest Rates:								
Loans with fixed interest rates	$	116,806	$	154,319	$	213,533	$	484,658
Loans with floating interest rates (1)		142,979		121,384		507,172		771,535
	$	259,785	$	275,703	$	720,705	$	1,256,193
(1) Includes floating rate loans which are currently at their floor rate in accordance with their respective loan agreement	$	667	$	37,774	$	378,449	$	416,890

NONPERFORMING ASSETS

Nonperforming assets consist of nonperforming loans, other real estate owned (OREO), and repossessed assets. Nonperforming loans are those loans which have (i) been placed on nonaccrual status; (ii) been classified as doubtful under our asset classification system; or (iii) become contractually past due 90 days or more with respect to principal or interest and have not been restructured or otherwise placed on nonaccrual status. A loan is classified as nonaccrual when 1) it is maintained on a cost recovery method because of deterioration in the financial condition of the borrower; 2) payment in full of principal or interest under the original contractual terms is not expected; or 3) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection. We measure all loans placed on nonaccrual status for impairment based on the fair value of the underlying collateral or the net present value of the expected cash flows.

Our consolidated financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans. Interest income from nonaccrual loans is recorded only if collection of principal in full is not in doubt and when cash payments, if any, are received.

Loans are placed on nonaccrual status and any accrued but unpaid interest income is reversed and charged against income when the payment of interest or principal is 90 days or more past due. Loans in the nonaccrual category are treated as nonaccrual loans even though we may ultimately recover all or a portion of the interest due. These loans return to accrual status when the loan becomes contractually current, future collectability of amounts due is reasonably assured, and a minimum of six months of satisfactory principal repayment performance has occurred. See *Note 4* of the Company's audited Consolidated Financial Statements in *Item 8* of this Annual Report.

At December 31, 2022, there were no nonperforming assets, compared to $946,000, or 0.04% of total assets at December 31, 2021. Nonperforming assets totaled 0.09% of gross loans as of December 31, 2021. Total nonperforming assets at December 31, 2022, included no nonaccrual loans, no OREO, and no repossessed assets. Nonperforming assets at December 31, 2021 consisted of $946,000 in nonaccrual loans, no OREO, and no repossessed assets. At December 31, 2022 and December 31, 2021, we had no loans considered a troubled debt restructuring ("TDR") included in nonaccrual loans. See *Note 4* of the Company's audited Consolidated Financial Statements in *Item 8* of this Annual Report concerning our recorded investment in loans for which impairment has been recognized.

A summary of nonaccrual, restructured, and past due loans at December 31, 2022, 2021, 2020, 2019, and 2018 is set forth below. The Company had no loans past due more than 90 days and still accruing interest at December 31, 2022 and 2021. Management is not aware of any potential problem loans, which were current and accruing at December 31, 2022, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms. Management can give no assurance that nonaccrual and other nonperforming loans will not increase in the future.

NONPERFORMING ASSETS (Continued)

Composition of Nonaccrual, Past Due and Restructured Loans

(As of December 31, Dollars in thousands)	2022	2021	2020	2019	2018
Nonaccrual Loans:					
Commercial and industrial	$ -	$ 312	$ 752	$ 187	$ 298
Agricultural production	-	634	-	-	-
Owner occupied real estate	-	-	370	416	215
Real estate construction and other land loans	-	-	1,556	-	1,439
Agricultural real estate	-	-	-	321	-
Commercial real estate	-	-	512	381	418
Equity loans and line of credit	-	-	-	66	320
Consumer and installment	-	-	88	-	-
Restructured loans (non-accruing):					
Equity loans and line of credit	-	-	-	322	50
Total nonaccrual	-	946	3,278	1,693	2,740
Accruing loans past due 90 days or more	-	-	-	-	-
Total nonperforming loans	$ -	$ 946	$ 3,278	$ 1,693	$ 2,740
Interest foregone	$ 132	$ 99	$ 177	$ 85	$ 267
Nonperforming loans to total loans	-%	0.09%	0.30%	0.18%	0.30%
Accruing loans past due 90 days or more	$ -	$ -	$ -	$ -	$ -
Accruing troubled debt restructurings	$ 2,386	$ 7,640	$ 7,908	$ 2,040	$ 3,170
Ratio of nonperforming loans to allowance for credit losses	-%	9.85%	25.38%	18.54%	30.10%
Loans considered to be impaired	$ 2,372	$ 8,586	$ 11,186	$ 3,734	$ 5,909
Related allowance for credit losses on impaired loans	$ 314	$ 649	$ 631	$ 40	$ 90

As of December 31, 2022 and 2021, we had impaired loans totaling $2,372,000 and $8,586,000, respectively. We measure our impaired loans by using the fair value of the collateral if the loan is collateral dependent and the present value of the expected future cash flows discounted at the loan's original contractual interest rate if the loan is not collateral dependent. Impaired loans are identified from internal credit review reports, past due reports, overdraft listings, and third party reports of examination. Borrowers experiencing problems such as operating losses, marginal working capital, inadequate cash flow or business interruptions which jeopardize collection of the loan are also reviewed for possible impairment classification. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the original agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Loans determined to be impaired are individually evaluated for impairment. When a loan is impaired, the Company measures impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, it may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. For collateral dependent loans secured by real estate, we obtain external appraisals which are updated periodically, but generally no less than annually to determine the fair value of the collateral, and we record an immediate charge-off for the difference between the book value of the loan and the net realizable value, which is generally defined as appraised value less costs to dispose of the collateral. We perform quarterly internal reviews on all criticized and classified loans.

We place loans on nonaccrual status and classify them as impaired when it becomes probable that we will not receive the full amount of interest and principal under the original contractual terms, or when loans are delinquent 90 days or more, unless the loan is both well secured and in the process of collection. Management maintains certain loans that have been brought current by the borrower (less than 30 days delinquent) on nonaccrual status until such time as management has determined that the loans are likely to remain current in future periods. Foregone interest on nonaccrual loans totaled $132,000 for the year ended December 31, 2022 of which none was attributable to troubled debt restructurings. Foregone interest on nonaccrual loans totaled $99,000 for the year ended December 31, 2021 of which none was attributable to troubled debt restructurings. Foregone interest on nonaccrual loans totaled $177,000 for the year ended December 31, 2020, of which none was attributable to troubled debt restructurings.

NONPERFORMING ASSETS (Continued)

The following table provides a reconciliation of the change in non-accrual loans for the year ended December 31, 2022.

(In thousands)	Balances December 31, 2021	Additions to Nonaccrual Loans	Net Pay Downs	Transfer to Foreclosed Collateral	Returns to Accrual Status	Charge-Offs	Balances December 31, 2022
Non-accrual loans:							
Commercial and industrial	$ 312	$ -	$ (80)	$ -	$ (232)	$ -	$ -
Agricultural real estate	634	-	(634)	-	-	-	-
Total non-accrual	$ 946	$ -	$ (714)	$ -	$ (232)	$ -	$ -

OREO represents real property taken either through foreclosure or through a deed in lieu thereof from the borrower. OREO is carried at the lesser of cost or fair market value less selling costs. As of December 31, 2022, 2021, and 2020, the Bank had no OREO properties. The Company held no repossessed assets at December 31, 2022, 2021, and 2020, which is included in other assets on the consolidated balance sheets.

ALLOWANCE FOR CREDIT LOSSES

We have established a methodology for determining the adequacy of the allowance for credit losses made up of general and specific allocations. The methodology is set forth in a formal policy and takes into consideration the need for an overall allowance for credit losses as well as specific allowances that are tied to individual loans. The allowance for credit losses is an estimate of probable incurred credit losses in the Company's loan portfolio. The allowance consists of two primary components, specific reserves related to impaired loans and general reserves for probable incurred losses related to loans that are not impaired.

For all portfolio segments, the determination of the general reserve for loans that are not impaired is based on estimates made by management including, but not limited to, consideration of historical losses by portfolio segment (and in certain cases peer loss data) over the most recent 56 quarters, and qualitative and quantitative factors including economic trends in the Company's service areas, industry experience and trends, industry and geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the loan portfolio, and probable losses incurred in the portfolio taken as a whole. Management has determined that the most recent 56 quarters was an appropriate look-back period based on several factors including the current global economic uncertainty and various national and local economic indicators, and a time period sufficient to capture enough data due to the size of the portfolio to produce statistically accurate historical loss calculations. We believe this period is an appropriate look-back period.

In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral securing the loan. The allowance is increased by provisions charged against earnings and recoveries, and reduced by net loan charge-offs. Loans are charged off when they are deemed to be uncollectible, or partially charged off when portions of a loan are deemed to be uncollectible. Recoveries are generally recorded only when cash payments are received.

The allowance for credit losses is maintained to cover probable incurred credit losses in the loan portfolio. The responsibility for the review of our assets and the determination of the adequacy lies with management and our Audit/Compliance Committee. They delegate the authority to the Chief Credit Officer (CCO) to determine the loss reserve ratio for each type of asset and to review, at least quarterly, the adequacy of the allowance based on an evaluation of the portfolio, past experience, prevailing market conditions, amount of government guarantees, concentration in loan types and other relevant factors.

The allowance for credit losses is an estimate of the probable incurred credit losses in our loan and lease portfolio. The allowance is based on principles of accounting: (i) losses accrued for on loans when they are probable of occurring and can be reasonably estimated and (ii) losses accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Management adheres to an internal asset review system and loss allowance methodology designed to provide for timely recognition of problem assets and adequate valuation allowances to cover probable incurred losses. The Bank's asset monitoring process includes the use of asset classifications to segregate the assets, largely loans and real estate, into various risk categories. The Bank uses the various asset classifications as a means of measuring risk and determining the adequacy of valuation allowances by using a nine-grade system to classify assets. In general, all credit facilities exceeding 90 days of delinquency require classification and are placed on nonaccrual.

ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table summarizes the Company's loan loss experience, as well as provisions and recoveries (charge-offs) to the allowance and certain pertinent ratios for the periods indicated:

(Dollars in thousands)	2022	2021	2020	2019	2018
Loans outstanding at December 31,	$ 1,254,918	$ 1,038,240	$ 1,104,959	$ 941,865	$ 917,103
Average loans outstanding during the year	$ 1,133,919	$ 1,069,653	$ 1,055,712	$ 930,883	$ 912,128
Allowance for credit losses:					
Balance at beginning of year	$ 9,600	$ 12,915	$ 9,130	$ 9,104	$ 8,778
Deduct loans charged off:					
Commercial and industrial	(27)	(46)	(121)	(1,032)	(94)
Consumer loans	(151)	(221)	(108)	(164)	(116)
Total loans charged off	(178)	(267)	(229)	(1,196)	(210)
Add recoveries of loans previously charged off:					
Commercial and industrial	367	701	612	134	207
Owner occupied	-	-	-	-	21
Real estate construction and other land loans	-	319	-	-	-
Commercial real estate	-	-	-	-	81
Consumer loans	59	232	127	63	177
Total recoveries	426	1,252	739	197	486
Net recoveries (charge-offs)	248	985	510	(999)	276
Provision (Reversal of) for credit losses	1,000	(4,300)	3,275	1,025	50
Balance at end of year	$ 10,848	$ 9,600	$ 12,915	$ 9,130	$ 9,104
Allowance for credit losses as a percentage of outstanding loan balance	0.86%	0.92%	1.17%	0.97%	0.99%
Net recoveries (charge-offs) to average loans outstanding	0.02%	0.09%	0.05%	(0.11)%	0.03%

Managing credits identified through the risk evaluation methodology includes developing a business strategy with the customer to mitigate our losses. Our management continues to monitor these credits with a view to identifying as early as possible when, and to what extent, additional provisions may be necessary.

The allowance for credit losses is reviewed at least quarterly by the Bank's and our Board of Directors' Audit/Compliance Committee. Reserves are allocated to loan portfolio segments using percentages which are based on both historical risk elements such as delinquencies and losses and predictive risk elements such as economic, competitive and environmental factors. We have adopted the specific reserve approach to allocate reserves to each impaired asset for the purpose of estimating potential loss exposure. Although the allowance for credit losses is allocated to various portfolio categories, it is general in nature and available for the loan portfolio in its entirety. Additions may be required based on the results of independent loan portfolio examinations, regulatory agency examinations, or our own internal review process. Additions are also required when, in management's judgment, the reserve does not properly reflect the potential loss exposure.

ALLOWANCE FOR CREDIT LOSSES (Continued)

The allocation of the allowance for credit losses is set forth below:

Loan Type (Dollars in thousands)	2022 Amount	2022 Percent of Loans in Each Category to Total Loans	2021 Amount	2021 Percent of Loans in Each Category to Total Loans	2020 Amount	2020 Percent of Loans in Each Category to Total Loans	2019 Amount	2019 Percent of Loans in Each Category to Total Loans	2018 Amount	2018 Percent of Loans in Each Category to Total Loans
Commercial:										
Commercial and industrial	$ 1,591	11.2%	$ 1,691	13.2%	$ 1,764	24.9%	$ 1,115	10.9%	$ 1,604	11.1%
Agricultural production	229	3.1%	320	3.9%	255	2.0%	313	2.6%	67	0.9%
Real estate:										
Owner occupied	814	15.5%	1,355	20.4%	2,128	18.9%	1,319	21.0%	1,131	19.9%
Real estate construction and other land loans	1,678	8.7%	812	5.9%	1,204	5.0%	932	7.8%	1,271	11.1%
Commercial real estate	4,388	37.1%	3,805	35.6%	4,781	30.7%	3,453	34.9%	3,017	33.2%
Agricultural real estate	863	9.4%	697	9.5%	838	7.6%	925	8.1%	947	8.4%
Other real estate	60	2.0%	72	2.5%	223	2.6%	140	3.3%	173	3.6%
Consumer:										
Equity loans and lines of credit	607	9.8%	256	5.4%	457	5.0%	425	6.9%	419	7.6%
Consumer and installment	278	3.2%	312	3.6%	634	3.3%	472	4.5%	407	4.2%
Unallocated reserves	340		280		631		36		68	
Total allowance for credit losses	$ 10,848	100.0%	$ 9,600	100.0%	$ 12,915	100.0%	$ 9,130	100.0%	$ 9,104	100.0%

Loans are charged to the allowance for credit losses when the loans are deemed uncollectible. It is the policy of management to make additions to the allowance so that it remains adequate to cover all probable loan charge-offs that exist in the portfolio at that time. We assign qualitative and quantitative factors (Q factors) to each loan category. Q factors include reserves held for the effects of lending policies, experience, economic trends, and portfolio trends along with other dynamics which may cause additional stress to the portfolio.

As of December 31, 2022, the allowance for credit losses (ACL) was $10,848,000, compared to $9,600,000 at December 31, 2021, a net increase of $1,248,000. The net increase in the ACL was primarily attributed to loan growth, with additional consideration reflected in the net recoveries during the year ended December 31, 2022. Net recoveries totaled $248,000 while the provision for credit losses was $1,000,000 for the year ended December 31, 2022. The balance of classified loans and loans graded special mention, totaled $27,785,000 and $31,023,000 at December 31, 2022 and $8,540,000 and $40,845,000 at December 31, 2021, respectively. The balance of undisbursed commitments to extend credit on construction and other loans and letters of credit was $288,141,000 as of December 31, 2022, compared to $326,108,000 as of December 31, 2021. At December 31, 2022 and 2021, the balance of a contingent allocation for probable loan loss experience on unfunded obligations was $110,000 and $115,000, respectively. The contingent allocation for probable loan loss experience on unfunded obligations is calculated by management using appropriate, systematic, and consistently applied processes. While related to credit losses, this allocation is not a part of ACL and is considered separately as a liability for accounting and regulatory reporting purposes. Risks and uncertainties exist in all lending transactions and our management and Directors' Loan Committee have established reserve levels based on economic uncertainties and other risks that exist as of each reporting period.

The ACL as a percentage of total loans was 0.86% at December 31, 2022, and 0.92% at December 31, 2021. Total loans include FLB, SVB and VCB loans that were recorded at fair value in connection with the acquisitions of $73,456,000 at December 31, 2022 and $93,201,000 at December 31, 2021. Excluding these acquired loans from the calculation, the ACL to total gross loans was 0.92% and 1.01% as of December 31, 2022 and 2021, respectively, and general reserves associated with non-impaired loans to total non-impaired loans was 0.89% and 0.98%,

respectively. The loan portfolio acquired in the mergers was booked at fair value with no associated allocation in the ACL. As of December 31, 2022 and 2021 gross loans included loans related to PPP loans which are fully guaranteed by the SBA in the amount of $333,000 and $18,553,000, respectively. Excluding PPP loans and the acquired loans from the calculation, the allowance for credit losses to total gross loans was 0.92% and 1.04% as of December 31, 2022 and 2021, respectively.

The Company's loan portfolio balances in 2022 increased from 2021. Net loans increased $215.9 million or 20.98%, at December 31, 2022 compared to December 31, 2021. The net loan increase consisted of a decrease of $18.2 million in SBA Paycheck Protection Program (PPP) loans, offset by an increase of $234.2 million in non-PPP loan growth. Management believes that the change in the allowance for credit losses to total loans ratios is directionally consistent with the composition of loans and the level of nonperforming and classified loans, and by the general economic conditions experienced in the central California communities serviced by the Company, partially offset by recent improvements in real estate collateral values.

Assumptions regarding the collateral value of various under-performing loans may affect the level and allocation of the allowance for credit losses in future periods. The allowance may also be affected by trends in the amount of charge-offs experienced or expected trends within different loan portfolios. However, the total reserve rates on non-impaired loans include qualitative and quantitative factors which are systematically derived and consistently applied to reflect conservatively estimated losses from loss contingencies at the date of the financial statements. Based on the above considerations and given recent changes in historical charge-off rates included in the ACL modeling and the changes in other factors, management determined that the ACL was appropriate as of December 31, 2022.

There were no non-performing loans as of December 31, 2022, compared to $946,000 as of December 31, 2021. Nonperforming loans as a percentage of total loans were 0.09% at December 31, 2021. The Company had no other real estate owned at December 31, 2022, December 31, 2021, and December 31, 2020. No foreclosed assets were recorded at December 31, 2022, December 31, 2021, and December 31, 2020. The allowance for credit losses as a percentage of nonperforming loans was 10,848.00% and 1,014.80% as of December 31, 2022 and December 31, 2021, respectively. In addition, management believes that the likelihood of

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

ALLOWANCE FOR CREDIT LOSSES (Continued)

recoveries on previously charged-off loans continues to improve based on the collection efforts of management combined with improvements in the value of real estate which serves as the primary source of collateral for loans. Management believes the allowance at December 31, 2022 is adequate based upon its ongoing analysis of the loan portfolio, historical loss trends and other factors. However, no assurance can be given that the Company may not sustain charge-offs which are in excess of the allowance in any given period.

GOODWILL AND INTANGIBLE ASSETS

Business combinations involving the Bank's acquisition of the equity interests or net assets of another enterprise give rise to goodwill. Total goodwill at December 31, 2022 was $53,777,000 consisting of $13,466,000, $10,394,000, $6,340,000, $14,643,000 and $8,934,000 representing the excess of the cost of FLB, SVB, VCB, Service 1st Bancorp, and Bank of Madera County, respectively, over the net amounts assigned to assets acquired and liabilities assumed in the transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisitions and is not deductible for tax purposes. The fair values of assets acquired and liabilities assumed are subject to adjustment during the first twelve months after the acquisition date if additional information becomes available to indicate a more accurate or appropriate value for an asset or liability. A significant decline in net earnings, among other factors, could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed at least annually for impairment.

Management performed an annual impairment test in the third quarter of 2022 utilizing various qualitative factors. Management believes these factors are sufficient and comprehensive and as such, no further factors need to be assessed at this time. Based on management's analysis performed, no impairment was required.

Goodwill is also assessed for impairment between annual tests if a triggering event occurs or circumstances change that may cause the fair value of a reporting unit to decline below its carrying amount. Management considers the entire Company to be one reporting unit. No such events or circumstances arose during for the year ended December 31, 2022. Changes in the economic environment, operations of the reporting unit or other adverse events could result in future impairment charges which could have a material adverse impact on the Company's operating results.

The intangible assets at December 31, 2022 represent the estimated fair value of the core deposit relationships acquired in the 2013 acquisition of VCB of $1,365,000. Core deposit intangibles are being amortized using the straight-line method over an estimated life of five to ten years from the date of acquisition. The carrying value of intangible assets at December 31, 2022 was $68,000, net of $1,297,000 in accumulated amortization expense. The carrying value at December 31, 2021 was $522,000, net of $3,230,000 in accumulated amortization expense. Management evaluates the remaining useful lives quarterly to determine whether events or circumstances warrant a revision to the remaining periods of amortization. Based on the evaluation, no changes to the remaining useful life was required. Amortization expense recognized was $454,000 for 2022, $661,000 for 2021 and $695,000 for 2020. The remaining $68,000 core deposit intangible will be amortized during 2023.

DEPOSITS AND BORROWINGS

The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. All of a depositor's accounts at an insured depository institution, including all non-interest bearing transactions accounts, will be insured by the FDIC up to the standard maximum deposit insurance amount of $250,000 for each deposit insurance ownership category.

Total deposits decreased $23,148,000 or 1.09% to $2,099,649,000 as of December 31, 2022, compared to $2,122,797,000 as of December 31, 2021. Interest-bearing deposits decreased $116,131,000 or 10.02% to $1,043,082,000 as of December 31, 2022, compared to $1,159,213,000 as of December 31, 2021. Non-interest bearing deposits increased $92,983,000 or 9.65% to $1,056,567,000 as of December 31, 2022, compared to $963,584,000 as of December 31, 2021. The Company's deposit balances for the year ended December 31, 2022 decreased through

normal customer deposit related activity. Average non-interest bearing deposits to average total deposits was 46.68% for the year ended December 31, 2022 compared to 45.58% for the same period in 2021. Based on FDIC deposit market share information published as of June 2022, our total market share of deposits in Fresno, Madera, San Joaquin, and Tulare counties was 3.66% in 2022 compared to 3.83% in 2021. Our total market share in the other counties as of June 2022 and 2021 we operate in (Merced, Placer, Sacramento, and Stanislaus), was less than 1.00%.

The composition of the deposits and average interest rates paid at December 31, 2022 and December 31, 2021 is summarized in the table below.

(Dollars in thousands)	December 31, 2022	% of Total Deposits	Effective Rate	December 31, 2021	% of Total Deposits	Effective Rate
NOW accounts	$ 324,089	15.4%	0.06%	$ 360,462	17.0%	0.05%
MMA accounts	435,783	20.8%	0.17%	511,448	24.1%	0.15%
Time deposits	67,923	3.2%	0.14%	90,030	4.2%	0.21%
Savings deposits	215,287	10.3%	0.01%	197,273	9.3%	0.01%
Total interest-bearing	1,043,082	49.7%	0.10%	1,159,213	54.6%	0.10%
Non-interest bearing	1,056,567	50.3%		963,584	45.4%	
Total deposits	$ 2,099,649	100.0%		$ 2,122,797	100.0%	

We have no known foreign deposits. The following table sets forth the average amount of and the average rate paid on certain deposit categories which were in excess of 10% of average total deposits for the years ended December 31, 2022, 2021, and 2020.

(Dollars in thousands)	2022		2021		2020	
	Balance	Rate	Balance	Rate	Balance	Rate
Savings and NOW accounts	$ 581,285	0.04%	$ 529,043	0.03%	$ 433,742	0.08%
Money market accounts	$ 486,823	0.17%	$ 455,575	0.15%	$ 300,603	0.18%
Non-interest bearing demand	$1,006,511	-	$ 900,083	-	$ 744,239	-
Total deposits	$2,156,092	0.06%	$1,974,576	0.05%	$1,568,194	0.09%

The following table sets forth the maturity of time certificates of deposit and other time deposits of $100,000 or more at December 31, 2022.

(In thousands)	
Three months or less	$ 20,931
Over 3 through 6 months	8,348
Over 6 through 12 months	12,411
Over 12 months	5,697
	$ 47,387

As of December 31, 2022, the Company had $46,000,000 in short-term Federal Home Loan Bank (FHLB) of San Francisco advances. There was no short-term FHLB advances as of December 31, 2021. We maintain a line of credit with the FHLB collateralized by government securities and loans. Refer to _Liquidity_ section below for further discussion of FHLB advances. The Bank had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $110,000,000 at December 31, 2022 and 2021, at interest rates which vary with market conditions. As of December 31, 2022 and 2021, the Company had no overnight borrowings outstanding under these credit facilities.

CAPITAL RESOURCES

Capital serves as a source of funds and helps protect depositors and shareholders against potential losses. Historically, the primary sources of capital for the Company

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CAPITAL RESOURCES (Continued)

have been internally generated capital through retained earnings and the issuance of common and preferred stock.

The Company has historically maintained substantial levels of capital. The assessment of capital adequacy is dependent on several factors including asset quality, earnings trends, liquidity and economic conditions. Maintenance of adequate capital levels is integral to providing stability to the Company. The Company needs to maintain substantial levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in the market and economic conditions.

Our shareholders' equity was $174,660,000 as of December 31, 2022, compared to $247,845,000 as of December 31, 2021. The decrease in shareholders' equity is the result of decrease in accumulated other comprehensive income (AOCI) of $88,859,000, an increase in the unrealized loss recorded on the Company's investment portfolio, the payment of common stock cash dividends of $5,638,000, and the repurchase and retirement of common stock of $6,814,000. These decreases were partially offset by an increase in retained earnings from our net income of $26,645,000, the exercise of stock options in the amount of $489,000, the effect of share-based compensation expense of $497,000, and stock issued under our employee stock purchase plan of $216,000.

During 2022, the Company made a capital contribution to the Bank in the amount of $38,000,000 in connection with the senior and subordinated debt proceeds approved by the Company's Board of Directors. The Company declared and paid a total of $5,638,000 or $0.48 per common share cash dividend to shareholders of record during the year ended December 31, 2022. During the year ended December 31, 2022, the Company repurchased and retired common stock in the amount of $6,814,000.

During 2021, the Bank declared and paid cash dividends to the Company in the amount of $7,679,000 in connection with the cash dividends to the Company's shareholders approved by the Company's Board of Directors. The Company declared and paid a total of $5,757,000 or $0.47 per common share cash dividend to shareholders of record during the year ended December 31, 2021. During the year ended December 31, 2021, the Company repurchased and retired common stock in the amount of $13,619,000.

During 2020 the Bank declared and paid cash dividends to the Company in the amount of $15,622,000 in connection with the cash dividends to the Company's shareholders approved by the Company's Board of Directors. The Company declared and paid a total of $5,530,000 or $0.44 per common share cash dividend to shareholders of record during the year ended December 31, 2020. During the year ended December 31, 2020, the Company repurchased and retired common stock in the amount of $11,052,000.

The following table sets forth certain financial ratios for the years ended December 31, 2022, 2021, and 2020.

	2022	2021	2020
Net income:			
To average assets	1.09%	1.25%	1.11%
To average shareholders' equity	14.25%	11.50%	8.85%
Dividends declared per share to net income per share	21.14%	19.75%	26.99%
Average shareholders' equity to average assets	7.67%	10.89%	12.54%

Management considers capital requirements as part of its strategic planning process. The strategic plan calls for continuing increases in assets and liabilities, and the capital required may therefore be in excess of retained earnings. The ability to obtain capital is dependent upon the capital markets as well as our performance. Management regularly evaluates sources of capital and the timing required to meet its strategic objectives.

The Board of Governors, the FDIC and other federal banking agencies have issued risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance-sheet items.

The following table presents the Company's regulatory capital ratios as of December 31, 2022 and December 31, 2021.

	Actual Ratio	
	Amount	Ratio
	(Dollars in thousands)	
December 31, 2022	Amount	Ratio
Tier 1 Leverage Ratio	$ 205,154	8.37%
Common Equity Tier 1 Ratio (CET 1)	$ 200,154	11.92%
Tier 1 Risk-Based Capital Ratio	$ 205,154	12.22%
Total Risk-Based Capital Ratio	$ 250,556	14.92%
December 31, 2021		
Tier 1 Leverage Ratio	$ 189,020	8.03%
Common Equity Tier 1 Ratio (CET 1)	$ 184,020	12.48%
Tier 1 Risk-Based Capital Ratio	$ 189,020	12.82%
Total Risk-Based Capital Ratio	$ 233,034	15.80%

The following table presents the Bank's regulatory capital ratios as of December 31, 2022 and December 31, 2021.

(Dollars in thousands)	Actual Ratio		Minimum regulatory requirement (1)		Minimum requirement for "Well-Capitalized" Institution	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022						
Tier 1 Leverage Ratio	$ 266,373	10.86%	$ 98,075	4.00%	$ 122,594	5.00%
Common Equity Tier 1 Ratio (CET 1)	$ 266,373	15.87%	$ 75,516	7.00%	$ 109,079	6.50%
Tier 1 Risk-Based Capital Ratio	$ 266,373	15.87%	$ 100,688	8.50%	$ 134,251	8.00%
Total Risk-Based Capital Ratio	$ 277,331	16.53%	$ 134,251	10.50%	$ 167,814	10.00%
December 31, 2021						
Tier 1 Leverage Ratio	$ 199,329	8.47%	$ 94,156	4.00%	$ 117,695	5.00%
Common Equity Tier 1 Ratio (CET 1)	$ 199,329	13.52%	$ 66,355	7.00%	$ 95,846	6.50%
Tier 1 Risk-Based Capital Ratio	$ 199,329	13.52%	$ 88,473	8.50%	$ 117,964	8.00%
Total Risk-Based Capital Ratio	$ 209,044	14.18%	$ 117,964	10.50%	$ 147,455	10.00%

(1) The minimum regulatory requirement threshold includes the capital conservation buffer of 2.50%.

The Company succeeded to all of the rights and obligations of the Service 1st Capital Trust I, a Delaware business trust, in connection with the acquisition of Service 1st as of November 12, 2008. The Trust was formed on August 17, 2006 for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by Service 1st. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to 25% of the Company's Tier 1 capital on a pro forma basis. At December 31, 2022, all of the trust

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CAPITAL RESOURCES (Continued)

preferred securities that have been issued qualify as Tier 1 capital. The trust preferred securities mature on October 7, 2036, are redeemable at the Company's option beginning five years after issuance, and require quarterly distributions by the Trust to the holder of the trust preferred securities at a variable interest rate which will adjust quarterly to equal the three-month LIBOR plus 1.60%.

The Trust used the proceeds from the sale of the trust preferred securities to purchase approximately $5,155,000 in aggregate principal amount of Service 1st's junior subordinated notes (the Notes). The Notes bear interest at the same variable interest rate during the same quarterly periods as the trust preferred securities. The Notes are redeemable by the Company on any January 7, April 7, July 7, or October 7 on or after October 7, 2012 or at any time within 90 days following the occurrence of certain events, such as: (i) a change in the regulatory capital treatment of the Notes (ii) in the event the Trust is deemed an investment company or (iii) upon the occurrence of certain adverse tax events. In each such case, the Company may redeem the Notes for their aggregate principal amount, plus any accrued but unpaid interest.

The Notes may be declared immediately due and payable at the election of the trustee or holders of 25% of the aggregate principal amount of outstanding Notes in the event that the Company defaults in the payment of any interest following the nonpayment of any such interest for 20 or more consecutive quarterly periods. Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. For each January 7, April 7, July 7 or October 7 of each year, the rate will be adjusted to equal the three month LIBOR plus 1.60%. As of December 31, 2022, the rate was 5.68%. Interest expense recognized by the Company for the years ended December 31, 2022, 2021, and 2020 was $188,000, $93,000 and $130,000, respectively.

On November 12, 2021, the Company completed a private placement of $35.0 million aggregate principal amount of its fixed-to-floating rate subordinated notes ("Subordinated Debt") due December 1, 2031. The Subordinated Debt initially bears a fixed interest rate of 3.125% per year. Commencing on December 1, 2026, the interest rate on the Subordinated Debt will reset each quarter at a floating interest rate equal to the then-current three month term SOFR plus 210 basis points. The Company may at its option redeem in whole or in part the Subordinated Debt on or after November 12, 2026 without a premium. The Subordinated Debt is treated as Tier 2 Capital for regulatory purposes.

On September 15, 2022, the Company entered into a $30 million loan agreement with Bell Bank. Initially, payments of interest only are payable in 12 quarterly payments commencing December 31, 2022. As of December 31, 2022 the rate had reached its interest rate cap of 6.75%. Commencing December 31, 2025, 27 equal quarterly principal and interest payments are payable based on the outstanding balance of the loan on August 30, 2025 and an amortization of 48 quarters. A final payment of outstanding principal and accrued interest is due at maturity on September 30, 2032. Variable interest is payable at the Prime Rate (published by the Wall Street Journal) less 50 basis points. The loan is secured by the assets of the Company and a pledge of the outstanding common stock of Central Valley Community Bank, the Company's banking subsidiary. The Company may prepay the loan without penalty with one exception. If the loan is prepaid prior to August 30, 2025 with funds received from a financing source other than Bell Bank, the Company will incur a 2% prepayment penalty. The loan contains customary representations, covenants, and events of default.

LIQUIDITY

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include funding of securities purchases, providing for customers' credit needs and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our management and Directors' Asset/Liability Committees. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flows for off-balance sheet commitments.

Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and, to a lesser extent, broker deposits, Federal funds facilities and advances from the Federal Home Loan Bank of San Francisco

(FHLB). These funding sources are augmented by payments of principal and interest on loans, the routine maturities and pay downs of securities from the securities portfolio, the stability of our core deposits and the ability to sell investment securities. As of December 31, 2022, the Company had unpledged securities totaling $759,229,000 available as a secondary source of liquidity and total cash and cash equivalents of $31,170,000. Cash and cash equivalents at December 31, 2022 decreased 80.93% compared to December 31, 2021. Primary uses of funds include withdrawal of and interest payments on deposits, origination and purchases of loans, purchases of investment securities, and payment of operating expenses.

To augment our liquidity, we have established Federal funds lines with various correspondent banks. At December 31, 2022, our available borrowing capacity includes approximately $110,000,000 in Federal funds lines with our correspondent banks and $319,309,000 in unused FHLB advances. At December 31, 2022, we were not aware of any information that was reasonably likely to have a material effect on our liquidity position.

The following table reflects the Company's credit lines, balances outstanding, and pledged collateral at December 31, 2022 and 2021:

Credit Lines (In thousands)	December 31, 2022	December 31, 2021
Unsecured Credit Lines (interest rate varies with market):		
Credit limit	$110,000	$110,000
Balance outstanding	$ -	$ -
Federal Home Loan Bank (interest rate at prevailing interest rate):		
Credit limit	$319,309	$277,130
Balance outstanding	$ 46,000	$ -
Collateral pledged	$687,357	$481,437
Fair value of collateral	$565,869	$435,089
Federal Reserve Bank (interest rate at prevailing discount interest rate):		
Credit limit	$ 4,702	$ 9,961
Balance outstanding	$ -	$ -
Collateral pledged	$ 5,508	$ 10,361
Fair value of collateral	$ 4,893	$ 10,241

The liquidity of our parent company, Central Valley Community Bancorp, is primarily dependent on the payment of cash dividends by its subsidiary, Central Valley Community Bank, subject to limitations imposed by state and federal regulations.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the financial statements. Various elements of our accounting policies, by their nature, involve the application of highly sensitive and judgmental estimates and assumptions. Some of these policies and estimates relate to matters that are highly complex and contain inherent uncertainties. It is possible that, in some instances, different estimates and assumptions could reasonably have been made and used by management, instead of those we applied, which might have produced different results that could have had a material effect on the financial statements.

We have identified the following accounting policies and estimates that, due to the inherent judgments and assumptions and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial statements. We believe that the judgments, estimates and assumptions used in the preparation of the Company's financial statements are appropriate. For

Management's Discussion and Analysis
of Financial Condition and Results of Operations.

CRITICAL ACCOUNTING POLICIES (Continued)

a further description of our accounting policies, see *Note 1—Summary of Significant Accounting Policies* in the financial statements included in this Form 10-K.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

Our allowance for credit losses is an estimate of probable incurred losses in the loan portfolio. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for credit losses. Management's methodology for estimating the allowance balance consists of several key elements, which include specific allowances on individual impaired loans and the formula driven allowances on pools of loans with similar risks. The allowance is only an estimate of the inherent loss in the loan portfolio and may not represent actual losses realized over time, either of losses in excess of the allowance or of losses less than the allowance. Our accounting for estimated loan losses is discussed and disclosed primarily in *Note 1* and *4* to the consolidated financial statements under the heading "*Allowance for Credit Losses*".

INFLATION

The impact of inflation on a financial institution differs significantly from that exerted on other industries primarily because the assets and liabilities of financial institutions consist largely of monetary items. However, financial institutions are affected by inflation in part through non-interest expenses, such as salaries and occupancy expenses, and to some extent by changes in interest rates.

At December 31, 2022, we do not believe that inflation will have a material impact on our consolidated financial position or results of operations. However, if inflation concerns cause short term rates to rise in the near future, we may benefit by immediate repricing of a portion of our loan portfolio. Higher inflation rates may increase operating expenses or have other adverse effects on our borrowers, making collection on extensions of credit more difficult for us. Refer to Quantitative and Qualitative Disclosures About Market Risk for further discussion.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk (IRR) and credit risk constitute the two greatest sources of financial exposure for insured financial institutions that operate like we do. IRR represents the impact that changes in absolute and relative levels of market interest rates may have upon our net interest income (NII). Changes in the NII are the result of changes in the net interest spread between interest-earning assets and interest-bearing liabilities (timing risk), the relationship between various rates (basis risk), and changes in the shape of the yield curve.

We realize income principally from the differential or spread between the interest earned on loans, investments, other interest-earning assets and the interest incurred on deposits and borrowings. The volumes and yields on loans, deposits and borrowings are affected by market interest rates. As of December 31, 2022, 61.42% of our loan portfolio was tied to adjustable-rate indices. The majority of our adjustable rate loans are tied to prime and reprice within 90 days. Several of our loans, tied to prime, are at their floors and will not reprice until prime plus the factor is greater than the floor. The majority of our time deposits have a fixed rate of interest. As of December 31, 2022, 84.77% of our time deposits mature within one year or less.

Changes in the market level of interest rates directly and immediately affect our interest spread, and therefore profitability. Sharp and significant changes to market rates can cause the interest spread to shrink or expand significantly in the near term, principally because of the timing differences between the adjustable rate loans and the maturities (and therefore repricing) of the deposits and borrowings.

Our management and Board of Directors' Asset/Liability Committees (ALCO) are responsible for managing our assets and liabilities in a manner that balances profitability, IRR and various other risks including liquidity. The ALCO operates under policies and within risk limits prescribed, reviewed, and approved by the Board of Directors.

The ALCO seeks to stabilize our NII by matching rate-sensitive assets and liabilities through maintaining the maturity and repricing of these assets and liabilities at appropriate levels given the interest rate environment. When the amount of rate-sensitive liabilities exceeds rate-sensitive assets within specified time periods, NII generally will be negatively impacted by an increasing interest rate environment and positively impacted by a decreasing interest rate environment. Conversely, when the amount of rate-sensitive assets exceeds the amount of rate-sensitive liabilities within specified time periods, net interest income will generally be positively impacted by an increasing interest rate environment and negatively impacted by a decreasing interest rate environment. Our mix of assets consists primarily of loans and securities, none of which are held for trading purposes. The value of these securities is subject to interest rate risk, which we must monitor and manage successfully in order to prevent declines in value of these assets if interest rates rise in the future. The speed and velocity of the repricing of assets and liabilities will also contribute to the effects on our NII, as will the presence or absence of periodic and lifetime interest rate caps and floors.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Earnings simulations are produced using a software model that is based on actual cash flows and repricing characteristics for all of our financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on current volumes of applicable financial instruments.

Interest rate simulations provide us with an estimate of both the dollar amount and percentage change in NII under various rate scenarios. All assets and liabilities are normally subjected to up to 400 basis point increases and decreases in interest rates in 100 basis point increments. Under each interest rate scenario, we project our net interest income. From these results, we can then develop alternatives in dealing with the tolerance thresholds.

The assets and liabilities of a financial institution are primarily monetary in nature. As such they represent obligations to pay or receive fixed and determinable amounts of money that are not affected by future changes in prices. Generally, the impact of inflation on a financial institution is reflected by fluctuations in interest rates, the ability of customers to repay their obligations and upward pressure on operating expenses. Although inflationary pressures are not considered to be of any particular hindrance in the current economic environment, they may have an impact on the company's future earnings in the event those pressures become more prevalent.

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of interest income and interest expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest earning assets and interest bearing liabilities, other than those which possess a short term to maturity. Virtually all of the Company's interest earning assets and interest bearing liabilities are located at the Bank level. Thus, virtually all of the Company's interest rate risk exposure lies at the Bank level other than $5.2 million in subordinated notes issued by the Company's subsidiary, Service 1st Capital Trust I. As a result, all significant interest rate risk procedures are performed at the Bank level.

The fundamental objective of the Company's management of its assets and liabilities is to maximize the Company's economic value while maintaining adequate liquidity and an exposure to interest rate risk deemed by management to be acceptable. Management believes an acceptable degree of exposure to interest rate risk results from the management of assets and liabilities through maturities, pricing and mix to attempt to neutralize the potential impact of changes in market interest rates. The Company's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest earning assets, such as loans and investments, and its interest expense on interest bearing liabilities, such as deposits and borrowings. The Company is subject to interest rate risk to the degree that its interest earning assets re-price differently than its interest bearing liabilities. The Company manages its mix of assets and liabilities with the goals of limiting its exposure to interest rate risk, ensuring adequate liquidity, and coordinating its sources and uses of funds.

The Company seeks to control interest rate risk exposure in a manner that will allow for adequate levels of earnings and capital over a range of possible interest rate environments. The Company has adopted formal policies and practices to monitor and manage interest rate risk exposure. Management believes historically it has effectively managed the effect of changes in interest rates on its operating results and believes that it can continue to manage the short-term effects of interest rate changes under various interest rate scenarios.

Management employs asset and liability management software and engages consultants to measure the Company's exposure to future changes in interest rates. The software measures the expected cash flows and re-pricing of each financial asset/liability separately in measuring the Company's interest rate sensitivity. Based on the results of the software's output, management believes the Company's balance sheet is evenly matched over the short term and slightly asset sensitive over the longer term as of December 31, 2022. This means that the Company would expect (all other things being equal) to experience a limited change in its net interest income if rates rise or fall. The level of potential or expected change indicated by the tables below is considered acceptable by management and is compliant with the Company's ALCO policies. Management will continue to perform this analysis each quarter.

The hypothetical impacts of sudden interest rate movements applied to the Company's asset and liability balances are modeled quarterly. The results of these models indicate how much of the Company's net interest income is "at risk" from various rate changes over a one year horizon. This exercise is valuable in identifying risk exposures. Management believes the results for the Company's December 31, 2022 balances indicate that the net interest income at risk over a one year time horizon for a 100 basis points ("bps"), 200 bps, 300 bps, and 400 bps rate increase and a 100 bps decrease is acceptable to management and within policy guidelines at this time. Given the low interest rate environment, 200 bps, 300 bps, and 400 bps decreases are not considered a realistic possibility and are therefore not modeled.

Quantitative and Qualitative Disclosures about Market Risk

The results in the table below indicate the change in net interest income the Company would expect to see as of December 31, 2022, if interest rates were to change in the amounts set forth:

Sensitivity Analysis of Impact of Rate Changes on Interest Income

Hypothetical Change in Rates (Dollars in thousands)	Projected Net Interest Income	$ Change from Rates at December 31, 2022	% Change from Rates at December 31, 2022
Up 400 bps	$ 95,957	$ (4,094)	(4.09)%
Up 300 bps	96,748	(3,303)	(3.30)%
Up 200 bps	97,520	(2,531)	(2.53)%
Up 100 bps	98,589	(1,462)	(1.46)%
Unchanged	100,051	-	-
Down 100 bps	95,904	(4,147)	(4.14)%

It is important to note that the above table is a summary of several forecasts and actual results may vary from any of the forecasted amounts and such difference may be material and adverse. The forecasts are based on estimates and assumptions made by management, and that may turn out to be different, and may change over time. Factors affecting these estimates and assumptions include, but are not limited to: 1) competitor behavior, 2) economic conditions both locally and nationally, 3) actions taken by the Federal Reserve Board, 4) customer behavior and 5) management's responses to each of the foregoing. Factors that vary significantly from the assumptions and estimates may have material and adverse effects on the Company's net interest income; therefore, the results of this analysis should not be relied upon as indicative of actual future results.

The following table shows management's estimates of how the loan portfolio is segregated between variable-daily, variable other than daily, and fixed rate loans, and estimates of re-pricing opportunities for the entire loan portfolio at December 31, 2022 and 2021:

Rate Type (Dollars in thousands)	December 31, 2022		December 31, 2021	
	Balance	Percent of Total	Balance	Percent of Total
Variable rate	$ 771,535	61.42%	$ 683,357	65.82%
Fixed rate	484,658	38.58%	354,883	34.18%
Total gross loans	$ 1,256,193	100.00%	$ 1,038,240	100.00%

Approximately 61.42% of our loan portfolio is tied to adjustable rate indices and 18.42% of our loan portfolio reprices within 90 days. As of December 31, 2022, we had 1,146 commercial and real estate loans totaling $578,407,341 with floors ranging from 0.50% to 9.00% and ceilings ranging from 4.50% to 25.00%.

The following table shows the repricing categories of the Company's loan portfolio at December 31, 2022 and 2021:

Repricing (Dollars in thousands)	December 31, 2022		December 31, 2021	
	Balance	Percent of Total	Balance	Percent of Total
< 1 Year	$ 353,383	28.13%	$ 331,374	31.92%
1-3 Years	125,304	9.97%	208,853	20.12%
3-5 Years	149,196	11.88%	294,467	28.36%
> 5 Years	628,310	50.02%	203,546	19.60%
Total gross loans	$ 1,256,193	100.00%	$ 1,038,240	100.00%

Assumptions are inherently uncertain, and, consequently, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes, as well as changes in market conditions and management strategies which might moderate the negative consequences of interest rate deviations.

Stock Price
Information

The Company's common stock is listed for trading on the NASDAQ Capital Market under the ticker symbol CVCY. As of March 6, 2023, the Company had approximately 918 shareholders of record.

The following table shows the high and low sales prices for the common stock for each quarter as reported by NASDAQ.

Sales Prices for the Company's Common Stock

Quarter Ended	Low	High
March 31, 2021	$ 14.89	$ 21.35
June 30, 2021	17.33	21.75
September 30, 2021	19.56	23.83
December 31, 2021	20.47	21.95
March 31, 2022	20.70	23.99
June 30, 2022	14.16	23.94
September 30, 2022	14.46	19.07
December 31, 2022	17.49	21.54

The Company paid common share cash dividends of $0.48 and $0.47 per share in 2022 and 2021, respectively. The Company's primary source of income with which to pay cash dividends are dividends from the Bank. See Note 13 in the audited Consolidated Financial Statements in Item 8 of this Annual Report.

SHAREHOLDER INQUIRIES

Inquiries regarding Central Valley Community Bancorp's accounting, internal accounting controls or auditing concerns should be directed to Steven D. McDonald, chairman of the Board of Directors' Audit Committee, at steve.mcdonald@cvcb.com, anonymously at www.hotline-services.com or Compliance Hotline at 1-855-252-7606. General inquiries about the Company or the Bank should be directed to LeAnn Ruiz, Assistant Corporate Secretary at (800) 298-1775.



INVESTING AND BUILDING
Stronger Communities

Ag Lenders Society of California
American Bankers Association
American Institute of Certified Public Accountants
American Pistachio Growers
American Retirement Association
Assistance League of Fresno
Association of Certified Anti-Money Laundering Specialists
Association of Commercial Real Estate
Association of International Certified Professional Accountants
Atwater Ag Boosters Organization
Better Business Bureau (Central California & Sacramento)
Boys & Girls Club (El Dorado & Fresno Counties)
Bread of Life Center
Building Owners & Managers Association of Sacramento
Building Industry Association of Tulare/Kings Counties
Business Organization of Old Town
California 9/11 Memorial
California Bankers Association
California Chamber of Commerce
California Farm Bureau Federation
California Fresh Fruit Association
California Future Farmers of America Foundation
California Medical Group Management Association
California Society of Certified Public Accountants
California State University, Fresno
California Women For Agriculture – Merced Chapter
Castle Air Museum Foundation Inc.
Central California Food Bank
Central California Society For Human Resource Management
Central California Women's Conference
Central Valley Community Foundation
Central Valley Community Resources
Central Valley Hispanic Chamber of Commerce
Citrus Heights Chamber of Commerce

Clovis Chamber of Commerce
Clovis Rodeo Association
Coarsegold Chamber of Commerce
Construction Financial Management Association Sacramento Chapter
Construction Industry Education Foundation – Sacramento Regional Builders Exchange
Court Appointed Special Advocates of Fresno & Madera Counties
Commercial Real Estate Women Network Foundation
Doug McDonald Scholarship
Downtown Visalia Foundation
Economic Development Corporation
Education and Agriculture Together Foundation
El Dorado Hills Chamber of Commerce
Exceptional Parents Unlimited Children's Center
Executives Association of Tulare County
Exeter Art Gallery & Museum Association
Exeter Chamber of Commerce
Exeter Community Preschool
Financial Credit Network Inc. – Kids For Christmas
Financial Services Information Sharing and Analysis Center
Folsom Chamber of Commerce
Folsom Garden Club
Folsom High School
Folsom Historic District Association
Folsom Police Foundation
Folsom, El Dorado & Sacramento Historical Railroad Association
Foundation For Clovis Schools
Foundation For Firebaugh-Las Deltas Unified Schools
Fresno Area Community Enterprises
Fresno Area Hispanic Foundation
Fresno Athletic Hall of Fame
Fresno Chamber Of Commerce
Fresno City College Women's Soccer
Fresno County Farm Bureau

Fresno Metro Black Chamber of Commerce
Fresno Mission
Friends of the Auberry Library
Friends of the Merced County Fair
Garfield Elementary Parent Teacher Club
Girl Scouts of Central California South
Greater Folsom Partnership
Greater Stockton Chamber of Commerce
Habitat For Humanity (Greater Fresno & Greater Sacramento)
Haven Women's Center of Stanislaus
Health Education Council
Highway City Community Development Inc.
Human Resources Certification Institute
Independent Community Bankers of America
Independent Insurance Agents & Brokers of Sacramento
Institute of Real Estate Management – Sacramento Valley
International Soap Box Derby
Kaweah Delta Hospital Foundation
Kerman Chamber of Commerce
Kiwanis International (Greater Madera & Placerville)
Latina Empowerment
LifeLine Community Development Corporation
Lifetime Healthy Way of Life
Lighthouse Counseling & Family Resource Center
Lodi Chamber of Commerce
Lodi Police Foundation
Love Inc. of Merced
Lowell Community Development Corporation
Madera Chamber of Commerce
Madera Community College
Madera County Food Bank
Make-A-Wish
Marjaree Mason Center
Merced College Foundation
Merced County Community Law Enforcement Organization
Modesto Chamber of Commerce
National Association for Industrial and Office Parks
National Association of Government Guaranteed Lenders
Nationwide Multistate Licensing System & Registry
Neighborhood Industries
New Beginnings For Merced County Animals
Noceti Group Inc.
Oakhurst Area Chamber of Commerce
Oakhurst Sierra Sunrise Rotary Club Foundation
Patient Safety Coaches Academy LLC
Placer Society for Prevention of Cruelty to Animals
Poverello House
Professionals In Human Resources Association
Prominent Premier Partners
Promotores Unidas Para La Educacion Nacional Tecnologias
Sostenibles

Risk Management Association – Sacramento Chapter
Ronald McDonald House Charities of the Central Valley
Roseville Area Chamber of Commerce
Rotary Club of Fresno
Rotary Club of Madera
Sacramento Association of REALTORS
Sacramento Master Singers
Sacramento Metropolitan Chamber of Commerce
Sacramento National Association of Residential Property Managers
Sacramento Regional Builders Exchange
Sacramento Self-Help Housing Inc.
San Joaquin Farm Bureau Federation
San Joaquin Valley Manufacturing Alliance
San Joaquin Valley Town Hall
SCORE
Sequoia Council of the Boy Scouts of America
Shaver Lake Visitor's Bureau
Shingle Springs Cameron Park Chamber of Commerce
Sierra High School
Sierra Pacific High School
Signature User Group
Society For Human Resource Management
Southwest Fresno Development Corporation
St. Vincent de Paul Roseville
Stockton Athletic Hall of Fame
Stockton Shelter For The Homeless
The American Legion Cecil Cox Post #147
The Bank CEO Network
The Downtown Fresno Partnership
The First Tee of Greater Sacramento
The Leukemia & Lymphoma Society
The Risk Management Association
The Salvation Army (Greater Sacramento & San Joaquin Valley)
Trauma Intervention Programs Inc.
Tricorp Group Inc.
Tulare Chamber of Commerce
Tulare County Historical Society
United Way
Valley Children's Healthcare Foundation
Valley Children's Hospital Kings Guild
Valley Crime Stoppers
Valley Teen Ranch
Visalia Chamber of Commerce
Visalia County Center Rotary Club
Visalia Economic Development Corporation
Vistage Worldwide Inc.
Western States User Group
West Hills College Coalinga
West Visalia Kiwanis Club
Western Payments Alliance
WorldatWork Total Rewards Association

THE CVCB
Difference

Inspired By Relationships

Investment is essential for growth. But not all investments are alike. At CVCB, our most important investment is in our relationship with you: the individuals, businesses, shareholders and communities we've served for over 40 years. It's a distinction we call the **"CVCB Difference."**

To deliver that difference every day, we are...

- Guided by our values and driven by our mission to exceed expectations

- Leading by example as business advocates

- Deeply committed to our communities

- Consistently exceeding client expectations

- Dedicated to being your trusted business partners

- Composed of knowledgeable problem-solvers

- Providing customized solutions from proven financial specialists

Experience the CVCB Difference!



INVESTING IN RELATIONSHIPS

LOCATIONS

CUSTOMER SERVICE
(800) 298-1775
(559) 298-1775

CLOVIS
Clovis Main
600 Pollasky Avenue
Clovis, CA 93612
(559) 323-3480

Herndon & Fowler
1795 Herndon Avenue,
Suite 101
Clovis, CA 93611
(559) 323-2200

EXETER
300 East Pine Street
Exeter, CA 93221
(559) 594-9919

FOLSOM
905 Sutter Street,
Suite 100
Folsom, CA 95630
(916) 985-8700

FRESNO
Corporate Office
7100 North Financial Drive,
Suite 101
Fresno, CA 93720
(559) 298-1775

Fig Garden
5180 North Palm,
Suite 105
Fresno, CA 93704
(559) 221-2760

Fresno Downtown
2404 Tulare Street
Fresno, CA 93721
(559) 268-6806

River Park
8375 North Fresno Street
Fresno, CA 93720
(559) 447-3350

GOLD RIVER
11230 Gold Express Drive,
Suite 311
Gold River, CA 95670
(916) 235-4588

KERMAN
360 South Madera Avenue
Kerman, CA 93630
(559) 842-2265

LODI
1901 West Kettleman Lane,
Suite 100
Lodi, CA 95242
(209) 333-5000

MADERA
1919 Howard Road
Madera, CA 93637
(559) 673-0395

MERCED
3337 G Street,
Suite B
Merced, CA 95340
(209) 725-2820

MODESTO
2020 Standiford Avenue,
Suite H
Modesto, CA 95350
(209) 576-1402

OAKHURST
40004 Highway 41,
Suite 101
Oakhurst, CA 93644
(559) 642-2265

PRATHER
29430 Auberry Road
Prather, CA 93651
(559) 855-4100

ROSEVILLE
2999 Douglas Boulevard,
Suite 160
Roseville, CA 95661
(916) 859-2550

SACRAMENTO
Sacramento Point West
1435 River Park Drive,
Suite 100
Sacramento, CA 95815
(Coming 2023)

STOCKTON
2800 West March Lane,
Suite 120
Stockton, CA 95219
(209) 956-7800

VISALIA
Floral
120 North Floral Street
Visalia, CA 93291
(559) 625-8733

Mission Oaks Plaza
5412 Avenida de los Robles
Visalia, CA 93291
(559) 730-2851

COMMERCIAL LENDING
Agribusiness
(559) 323-3319

Real Estate
(559) 323-3346

SBA
(559) 323-3472

Greater Sacramento
(916) 859-2556

Mid-Valley
(209) 956-1105

Central Valley
(559) 323-3481

South Valley
(559) 594-9919 Ext. 6504



INVESTING IN RELATIONSHIPS

www.cvcb.com • (800) 298-1775

